Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement. (a joint stock limited company incorporated in the People’s Republic of China with limited liability) (Stock Code: 1055) 2023 INTERIM RESULTS ANNOUNCEMENT The Board of Directors (the “Board”)) of China Southern Airlines Company Limited (the “Company”)) hereby announces the unaudited results of the Company and its subsidiaries (the “Group”)) for the six months ended 30 June 2023. This announcement, containing the full text of the 2023 Interim Report of the Company, complies with the relevant requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited in relation to information to accompany preliminary announcement of interim results. The 2023 interim results announcement of the Company is available for viewing on the HKEXnews website of Hong Kong Exchange and Clearing Limited at www.hkexnews.hk and the website of the Company at www.csair.com, and printed version of the Company’s 2023 Interim Report will be delivered to the registered holders of H shares of the Company in due course. By order of the Board China Southern Airlines Company Limited Chen Wei Hua and Liu Wei Joint Company Secretaries Guangzhou, the People’s Republic of China 29 August 2023 As at the date of this announcement, the Directors include Ma Xu Lun, Han Wen Sheng and Luo Lai Jun as executive Directors; and Pansy Catilina Chiu King Ho, Gu Hui Zhong, Guo Wei and Cai Hong Ping as independent non-executive Directors. —1—

About Us China Southern Airlines Company Limited is the airline with the most developed route network, and the largest passenger turnover in China. By the end of the reporting period, China Southern Airlines operated a total of 897 passenger and cargo transport aircraft including Boeing 787, 777, 737 series, Airbus 350, 330, 320 series COMAC ARJ series; formed a developed route network covering China, and the rest of Asia, and effectively connecting Europe, America, Australia and Africa; and had 20 branches, 7 majority-held civil aviation subsidiaries, 5 bases, 21 domestic offices and 52 overseas offices across the world. In June 2018, the Company was awarded “Two-Star Diamond Award for Flight Safety”), the top award for flight safety from CAAC, and has been an airline with the highest safety star in China.

CONTENTS About Us Financial Report 4 Definitions 80 Independent Auditor’s Report 6 Corporate Information 81 Interim Financial Report Operating Results 10 PrincipalAccounting Information and Financial Indicators 14 Management Discussion and Analysis Corporate Governance 40 CorporateGovernance 43 Environmental and Social Responsibility 49 ImportantMatters 68 Changes in the Share Capital, Shareholders’ Profile and Disclosure of Interests 73 Related Information of Bonds

China Southern Airlines Company Limited DEFINITIONS Unless the context otherwise requires, the terms below should have the following meanings in this report: Company, CSA, China Southern Airlines China Southern Airlines Company Limited Group China Southern Airlines Company Limited and its subsidiaries CSAH China Southern Air Holding Company Limited Xiamen Airlines Xiamen Airlines Company Limited Guizhou Airlines Guizhou Airlines Company Limited Zhuhai Airlines Zhuhai Airlines Company Limited Shantou Airlines Shantou Airlines Company Limited Chongqing Airlines Chongqing Airlines Company Limited Henan Airlines China Southern Airlines Henan Airlines Company Limited Hebei Airlines Hebei Airlines Company Limited Jiangxi Airlines Jiangxi Airlines Company Limited Finance Company China Southern Airlines Group Finance Company Limited CSA Logistics China Southern Air Logistics Company Limited Nan Lung Nan Lung Holding Limited General Aviation Limited China Southern Airlines General Aviation Limited SACM Southern Airlines Culture and Media Co., Ltd. SPV Special Purpose Vehicles exclusively set up by China Southern Airlines and its subsidiaries for leased aircraft American Airlines American Airlines, Inc. PRC The People’s Republic of China CSRC China Securities Regulatory Commission NDRC National Development and Reform Commission CAAC Civil Aviation Administration of China Daxing Airport Beijing Daxing International Airport SSE Shanghai Stock Exchange Stock Exchange The Stock Exchange of Hong Kong Limited 4

Interim Report 2023

About Us
Operating Results
Corporate Governance
Financial Report

Articles of Association	Articles of Association of China Southern Airlines Company Limited
Listing Rules	The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited
Model Code	The Model Code for Securities Transactions by Directors of Listed Issuers as set out in Appendix 10 to the Listing Rules
Corporate Governance Code	Corporate Governance Code as set out in Appendix 14 to the Listing Rules
SFO	Securities and Futures Ordinance (Chapter 571 of the laws of Hong Kong)
Available Seat Kilometers or "ASK"	the number of seats made available for sale multiplied by the kilometers flown
Available Tonne Kilometers or "ATK"	the tonnes of capacity available for the transportation multiplied by the kilometers flown
Available Tonne Kilometers – passenger	the tonnes of capacity available for passenger multiplied by the kilometers flown
Available Tonne Kilometers – cargo	the tonnes of capacity available for cargo and mails multiplied by the kilometers flown
Revenue Passenger Kilometers or "RPK"	i.e. passengers traffic volume, the number of passengers carried multiplied by the kilometers flown
Revenue Tonne Kilometers or "RTK"	i.e. total traffic volume, the load (passengers, cargo and mail) in tonnes multiplied by the kilometers flown
Revenue Tonne Kilometers – cargo or "RFTK"	i.e. cargo and mail traffic volume, the load for cargo and mail in tonnes multiplied by the kilometers flown
Revenue Tonne Kilometers – passenger	the load for passenger in tonnes multiplied by the kilometers flown
Passenger Load Factor	RPK expressed as a percentage of ASK
Overall Load Factor	RTK expressed as a percentage of ATK
Yield per RPK	revenue from passenger operations divided by RPK
Yield per RFTK	revenue from cargo and mail operations divided by RFTK
Yield per RTK	revenue divided by RTK
Operating expenses per ATK	operating expenses divided by ATK

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China Southern Airlines Company Limited CORPORATE INFORMATION Chinese Name: Chinese Short Name: English Name: China Southern Airlines Company Limited English Short Name: CSN Legal Representative: Ma Xu Lun Secretary to the Board: Chen Wei Hua Joint Company Secretaries: Chen Wei Hua Liu Wei Securities Affairs Representative: Xu Yang Shareholder Enquiry: The Board Office of the Company Telephone: +86-20-86112480 Fax: +86-20-86659040 E-mail: ir@csair.com Address: China Southern Air Building, 68 Qixin Road, Baiyun District, Guangzhou, Guangdong Province, PRC Registered Address: Unit 301, 3/F, Office Tower Guanhao Science Park Phase I, 12 Yuyan Street, Huangpu District, Guangzhou, Guangdong Province, PRC APP: China Southern Airlines WeChat Mini Program: China Southern Airlines WeChat Official Account: China Southern Airlines WeChat QR Code: WeChat ID: CS95539 Sina Weibo: http://weibo.com/csair Place of Business: China Southern Air Building, 68 Qixin Road, Baiyun District, Guangzhou, Guangdong Province, PRC Place of Business in Hong Kong: Unit B1, 9th Floor, United Centre, 95 Queensway, Hong Kong 6

Interim Report 2023

About Us
Operating Results
Corporate Governance
Financial Report

Website of the Company:	www.csair.com
Authorised Representatives under the Listing Rules:	Ma Xu Lun Chen Wei Hua
Controlling Shareholder:	China Southern Air Holding Company Limited
Principal Bankers:	China Development Bank The Export-Import Bank of China China Construction Bank Industrial and Commercial Bank of China Postal Savings Bank of China
Designated Newspapers for Information Disclosure (A Shares):	China Securities Journal, Shanghai Securities News, Securities Times
Designated Website for Information Disclosure (A Shares):	www.sse.com.cn
Designated Website for Information Disclosure (H Shares):	www.hkexnews.hk
Interim Report Available for Inspection:	The Board Office of the Company
Place of Listing of A Shares:	Shanghai Stock Exchange
Short Name of A Shares:	南方航空
Stock Code of A Shares:	600029
A Share Registrar:	China Securities Depository and Clearing Corporation Limited Shanghai Branch 188 South Yanggao Road, Pudong New Area, Shanghai
Place of Listing of H Shares:	The Stock Exchange of Hong Kong Limited
Short Name of H Shares:	CHINA SOUTH AIR
Stock Code of H Shares:	01055
H Share Registrar:	Computershare Hong Kong Investor Services Limited 17M Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong
Domestic Legal Adviser:	Beijing Dentons Law Offices, LLP (Guangzhou)
Overseas Legal Adviser:	Jingtian & Gongcheng LLP
Domestic Auditors:	KPMG Huazhen LLP
Address of Domestic Auditors:	8th Floor, KPMG Tower, Oriental Plaza, 1 East Chang An Avenue, Beijing, China
Overseas Auditors:	KPMG (Public Interest Entity Auditor registered in accordance with the Accounting and Financial Reporting Council Ordinance)
Address of Overseas Auditors:	8th Floor, Prince's Building, 10 Chater Road, Central, Hong Kong

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China Southern Airlines Company Limited PRINCIPAL ACCOUNTING INFORMATION AND FINANCIAL INDICATORS I. PRINCIPAL ACCOUNTING INFORMATION AND FINANCIAL INDICATORS OF THE GROUP AS AT THE END OF THE REPORTING PERIOD (I) Principal Accounting Information Unit: RMB million January to January to Increase/ June 2023 June 2022 (decrease) % Operating revenue 71,830 40,817 75.98 Loss attributable to equity shareholders of the Company (2,877) (11,490) (74.96) Net cash generated from operating activities 16,831 1,654 917.59 30 June 31 December Increase/ 2023 2022 (decrease) % Equity attributable to equity shareholders of the Company 38,353 41,275 (7.08) Total assets 305,197 312,246 (2.26) (II) Principal Financial Indicators January to January to Increase/ June 2023 June 2022 (decrease) % Basic loss per share (RMB/share) (0.16) (0.68) (76.47) Diluted loss per share (RMB/share) (0.16) (0.68) (76.47) II. RECONCILIATION OF DIFFERENCES IN INTERIM FINANCIAL REPORT PREPARED UNDER DIFFERENT GAAPs (I) Difference in loss and equity attributable to equity shareholders of the Company in financial reports disclosed under IFRSs and PRC GAAP Unit: RMB million Loss attributable to equity Equity attributable to equity shareholders of the Company shareholders of the Company January to January to 30 June 31 December June 2023 June 2022 2023 2022 Amounts under PRC GAAP (2,875) (11,488) 38,137 41,057 Adjustments under IFRSs: Capitalisation of exchange difference of specific loans (a) (3) (4) 11 14 Government grants (b) — (4) (4) Adjustment arising from the Company’s business combination under common control (c) — 237 237 Income tax effect of the above adjustments 1 1 (1) (2) Effect of the above adjustments on non-controlling interests—1 (27) (27) Amounts under IFRSs (2,877) (11,490) 38,353 41,275 10

Interim Report 2023 (II) Explanation of differences between PRC GAAP and IFRSs (a) In accordance with the PRC GAAP, exchange difference arising on translation of specific loans and related interest About Us denominated in a foreign currency is capitalised as part of the cost of qualifying assets. Under IFRSs, such exchange difference is recognised in income statement unless the exchange gains or losses represents an adjustment to interest. (b) In accordance with the PRC GAAP, assets related government grants (other than special funds) are deducted from the Operating cost of the related assets. Special funds granted by the government and clearly defined in the approval documents as part of “capital reserve”) are accounted for as increase in capital reserve. Under IFRSs, assets related government Results grants are deducted to the cost of the related assets. The difference is resulted from government grants received in previous years and are recognised in capital reserve under PRC GAAP. (c) In accordance with the PRC GAAP, the Company accounts for the business combination under common control by applying the pooling-of-interest method. Under the pooling-of-interest method, the difference between the historical carrying amount of the acquiree and the consideration paid is accounted for as an equity transaction. Business GovernanceCorporate combinations under common control are accounted for as if the acquisition had occurred at the beginning of the earliest comparative year presented or, if later, at the date that common control was established; for this purpose, relevant comparative figures are restated under PRC GAAP. Under IFRSs, the Company adopts the purchase accounting method for acquisition of business under common control. III. MAJOR CHARGES ON ASSETS, COMMITMENTS AND CONTINGENT Financial LIABILITIES As at 30 June 2023, the Group had capital commitments (exclusive of investment commitments) of approximately RMB107,214 Report million (as at 31 December 2022: RMB106,644 million). Of such amounts, approximately RMB95,344 million was for acquisition of aircraft, engines and related flight equipment and RMB11,870 million was for other property, plant and equipment. Details of contingent liabilities of the Group are set out in Note 22 to the interim financial report prepared under International Accounting Standard 34. As of 30 June 2023, the Group had no property, plant or equipment as collateral for borrowings (31 December 2022: Nil). 11

China Southern Airlines Company Limited MANAGEMENT DISCUSSION AND ANALYSIS Ma Xu Lun Chairman I. THE COMPANY’S asset leasing; project management INDUSTRY AND and technical consultancy; sales of aviation equipment; travel agency PRINCIPAL business service; merchandise retail BUSINESS and wholesale; health and medical examination service; internet sales (I) Principal Business (except for sale of commodities subject to licensing); insurance The Group has realized The scope of business of the Company and insurance agency business; covers: provision of scheduled and domestic trade agency; professional Safe Flight non-scheduled domestic, regional and design service; Type 1 value-added international air transportation services telecommunication service; Type 1.327 Million Hours for passengers, cargo, mail and 2 value-added telecommunication luggage; provision of aircraft repair and service; advertisement preparation; Passengers Transported maintenance services; acting as agents advertisement publication; advertisement 64.996 for other domestic and international design and agency; internet data Million airlines; provision of air catering services services; internet information service; (operated by branch office only); information system integration service; Cargo Transport Volume provision of airline ground extension IoT technical service; social and 0.706 Million Tonnes services; civil aircraft training (operated economic consulting service; by branch office with proper license); information technology consulting 14

Interim Report 2023 services; information consulting services (except information consulting services subject to licensing). (For all projects subject to approval in accordance with laws, the business activities can only be carried out after obtaining approval from relevant authorities in accordance with the laws.) (II) Operating Model Taking the building of a world-class aviation transportation enterprise as the starting point and foothold, the Company followed the development goals of the “14th Five-Year Plan”) and the Long-Range Objectives through the Year 2035, further focused on quality and efficiency, determined the overarching approach for quality development featuring “adhering to five concepts of development, implementing five strategies, promoting six campaigns and achieving six transformations”), developed an implementation plan for accelerating the construction of a world-class enterprise, and clarified the objectives and measures for building a world-class enterprise. About Us Six-Time Consecutive Winner Civil Aviation Passenger Service Evaluation Operating Results (CAPSE) “Best Airline of the Year”) Thirteen-Time Consecutive Governance Winner Corporate Ministry of Industry and Information Technology First Brand in Aviation Service Industry, China Brand Power Research Financial Report 15

China Southern Airlines Company Limited MANAGEMENT DISCUSSION AND ANALYSIS The Company adheres to the “five management and control to market development”) concepts of safety, high operation, from the traditional business quality, innovation, cooperation and model to digitalization and ecological sharing; focuses on the “five strategies”) circle, and from extensive management in relation to hub network, ecosystem, to refined management. innovation-driven, lean management and control, and brand management; (III) Industry Summary carries out “six campaigns”) on special actions of “making up for shortcomings, During the reporting period, the improving quality, and striving for first- transportation and production of The Group engaged class”), improving Beijing Daxing hub China’s civil aviation industry basically operation, deepening and improving recovered to the level of 2019. the reform, fully advancing digital During the reporting period, the 5,559 transformation, further adjusting and total transportation turnover volume, optimazing the five major structures, and passenger transportation volume and new group customers comprehensively providing “humanized, cargo and mail transportation volume of digitalized, refined, personalized and China’s civil aviation were 53.13 billion convenient”) service; and strives for ton-kilometers, 284 million passengers “six transformations”) from speed- and 3.276 million tonnes, respectively, oriented to quality-oriented, from representing approximately 84.6%, comprehensive market expansion to 88.2% and 93.1% of the same period key areas exploration, from a relatively in 2019. single industry to high correlative and diversified industries, from planning 16

II. ANALYSIS ON THE CORE COMPETITIVENESS The Group’s five core competitive strengths have begun to take shape, including its powerful and well-rounded scale and network advantages, its network development pattern with Guangzhou-Beijing as its dual core hubs, its resource synergy derived from combination of integrated operation and matrix management, its influential, high quality brand service and leading in information technology. Interim Report 2023 By focusing on the construction of route network structure with hubs as the core, strategic markets as the key and market development as support, the Group has striven to build two comprehensive international hubs in Guangzhou and Beijing to achieve two-wheel drive, thereby establishing a new profit model and development mode, and gradually develop a network-based airline company. About Us Operating Results 7.544 million new members GovernanceCorporate Financial Report 17

China Southern Airlines Company Limited MANAGEMENT DISCUSSION AND ANALYSIS Seven MajorGive Full Effect to Actions of Carbon Neutralization III. DISCUSSION AND ANALYSIS OF OPERATING CONDITIONS DURING THE REPORTING PERIOD During the reporting period, global economic growth slowed against the backdrop of rising interest rates worldwide. According to the forecast of the World Economic Outlook issued by the World Bank, the global economy was projected to grow by 2.1% in 2023. China’s national economy continued to recover, and achieved steady and sound development. The GDP in the first half of the year increased by 5.5% year-on-year, and the import and export trade volume increased by 2.1% year-on-year. China’s economy was steadily advanced with high quality. In the first half of the year, China’s civil aviation maintained safety operation, and the industry recovered in an orderly manner. China’s civil aviation achieved a total traffic volume of 53,130 million ton-kilometers, a passenger traffic volume of 284 million, and a cargo and mail volume of 3.276 million tonnes, back to 84.6%, 88.2% and 93.1% of 2019 levels. During the reporting period, the Group coordinated safety production and operation, seized opportunities arising from market recovery, and vigorously promoted reform and development. The Group has been honored as the First Brand in Aviation Service Industry by the Ministry of Industry and Information Technology in China Brand Power Research for thirteen consecutive years, and as the “Best Airline of the Year”) by Civil Aviation Passenger Service Evaluation (“CAPSE”)) for six consecutive years. 18

Interim Report 2023 Han Wen Sheng Vice chairman and president 1. Safety Management During the reporting period, the Group adhered to the rule of law in terms of safety to remain a stable safety situation. We deepened the building of the seven safety systems, formulated the Regulations on the Audit and Management of the Seven Safety Systems (?V}?2? M#??) to comprehensively carry out system audits. We conducted the annual safety special debriefing of managers, and piloted the digital-based safety responsibility list. We have formulated a dual prevention mechanism implemented crew pre-preparation by grading groups and post-flight commentary. During the reporting period, the Group achieved 1.327 million hours of safe flight, secured aviation safety in 284 consecutive months and aviation security in 349 consecutive months, maintained the leading position in the industry in terms of safety. 2. Management Response During the reporting period, the Group seized the opportunity arising from market recovery and made every effort to enhance its operating efficiency. We grasped the recovery of the passenger transport market, adhered to the business strategy of maximizing the marginal contribution of flights, and implemented refined flight scheduling and revenue management. Focusing on the differentiated needs of customers, integrating resources to develop marketing products, the Group engaged 5,559 new group customers and 7. 544 million new members. Meanwhile, we did well in cargo operation by implementing the refined control of freighters, and strengthened the domestic and international belly-hold operation. We deepened the construction of dual operation system for freight customers and products, with a focus on the construction of Beijing Daxing Freight Hub. During the reporting period, the Group completed cargo and mail transportation volume of 706 thousand tonnes. The cargo and mail revenue was RMB7.180 billion. 3. Operation Service During the reporting period, the Group steadily improved its operation quality and focused on building a service quality management system. We took actions to improve flight punctuality and optimize the guarantee standards for fast transfer, conducted research on the flight punctuality system from the perspective of customers, and established a comprehensive index system. We improved our flight service capabilities in case of large-area delay and established a service quality monitoring mechanism for the “China Southern Air Shuttle”). We upgraded cabin service standards and procedures, and launched ground convenience services for passengers taking a flight for the first time. During the reporting period, the Group has been honored as the “Best Airline of the Year”) by Civil Aviation Passenger Service Evaluation (“CAPSE”)) for six consecutive years. About Us Operating Results GovernanceCorporate Financial Report 19

China Southern Airlines Company Limited MANAGEMENT DISCUSSION AND ANALYSIS 4. Lean Control 5. Implementation of new generation of IT structure. During During the reporting period, the Group Strategies the reporting period, the Group made continued to build a long-acting positive progress in the construction of During the reporting period, the Group the ecosystem, and the revenue of the mechanism of cost leadership to focused on high-quality development ecosystem increased significantly year-strengthen lean control. We promoted and advanced major strategies. We on-year. the building of cost management built Beijing Daxing hub with high responsibility system, and clarified quality, and the proportion of transit 6. Reform and cost management responsibility and personnel increased significantly. We Development evaluation standards. We strengthened focused on market penetration in the the control of large and special costs, Greater Bay Area, with the market During the reporting period, the and continued to promote the “Building share of domestic departure capacity Group promoted key reform tasks Golden Idea Benefit Project”) (B??? in Guangzhou, Shenzhen, Zhuhai and and continuously consolidated its ?B??). We have established an Huizhou reaching 37.3% . We continued development foundation. We deepened incentive and constraint mechanism for to promote five major structural the tenure system and contractual real estate management, completed adjustments, and achieved remarkable management, and optimized the the real estate data governance of results in the optimization of fleet, human assessment and evaluation system 33 secondary institutions, and fully resources, and asset-liability structure. and compensation cashing system. implemented the evaluation of real The Group focused on ecosystem We continued to improve the efficiency estate management efficiency. We construction, further promoted digital of investment in human resources, and reinforced financial risk management transformation, and released the Data innovated the total salary management and control, continued to optimize debt Structure Management Measures (? mechanism of flight attendants. We structure, and save financial costs. V?M#l,?) to improve the integrated and optimized the board building function of subsidiaries and improved the list of delegation of authority of subsidiaries. We deepened the reform of the maintenance system and steadily promoted the spin-off and listing of CSA Logistics.

Interim Report 2023 IV. SUMMARY OF OPERATING DATA About Us For the six months ended 30 June Increase/ 2023 2022 (decrease) % Traffic Operating Revenue passenger kilometers (RPK) (million) Domestic 96,663.87 46,419.33 108.24 Hong Kong, Macau and Taiwan 747.32 44.87 1,565.71 International 11,706.75 1,859.69 529.50 Results Total: 109,117.94 48,323.89 125.81 Revenue tonne kilometers (RTK) (million) Domestic 9,145.68 4,645.87 96.86 Hong Kong, Macau and Taiwan 74.46 7.01 962.16 Governance International 4,058.61 3,313.93 22.47 Corporate Total: 13,278.74 7,966.81 66.68 RTK—Passenger (million) Domestic 8,508.34 4,110.30 107.00 Hong Kong, Macau and Taiwan 65.35 3.98 1,543.46 International 1,034.05 164.53 528.48 Total: 9,607.74 4,278.81 124.54 Financial RTK—Cargo (million) Domestic 637.34 535.56 19.00 Hong Kong, Macau and Taiwan 9.11 3.03 200.20 International 3,024.56 3,149.40 (3.96) Report Total: 3,671.00 3,688.00 (0.46) Passengers carried (thousand) Domestic 61,577.61 29,386.67 109.54 Hong Kong, Macau and Taiwan 647.06 45.08 1,335.38 International 2,770.92 297.58 831.16 Total: 64,995.58 29,729.32 118.62 21

China Southern Airlines Company Limited MANAGEMENT DISCUSSION AND ANALYSIS For the six months ended 30 June Increase/ 2023 2022 (decrease) % Cargo and mail carried (thousand tonnes) Domestic 379.47 320.59 18.37 Hong Kong, Macau and Taiwan 8.23 3.03 171.69 International 318.74 342.42 (6.91) Total: 706.44 666.04 6.07 Capacity Available seat kilometres (ASK) (million) Domestic 127,743.29 71,818.97 77.87 Hong Kong, Macau and Taiwan 1,024.20 118.00 767.98 International 15,276.43 3,093.93 393.75 Total: 144,043.92 75,030.90 91.98 Available tonne kilometres (ATK) (million) Domestic 14,554.03 7,948.09 83.11 Hong Kong, Macau and Taiwan 133.36 15.62 753.88 International 5,778.70 5,088.80 13.56 Total: 20,466.09 13,052.50 56.80 ATK—Passenger (million) Domestic 11,496.90 6,463.71 77.87 Hong Kong, Macau and Taiwan 92.18 10.62 767.98 International 1,374.88 278.45 393.75 Total: 12,963.95 6,752.78 91.98 ATK—Cargo (million) Domestic 3,057.13 1,484.38 105.95 Hong Kong, Macau and Taiwan 41.18 5.00 723.93 International 4,403.82 4,810.35 (8.45) Total: 7,502.14 6,299.72 19.09 22

Interim Report 2023

	For the six months ended 30 June 2023	2022	Increase/(decrease) percentage point
Load factor			
Passenger load factor (RPK/ASK) (%)			
Domestic	**75.67**	64.63	11.04
Hong Kong, Macau and Taiwan	**72.97**	38.02	34.94
International	**76.63**	60.11	16.52
Average:	**75.75**	64.41	11.35
Total load factor (RTK/ATK) (%)			
Domestic	**62.84**	58.45	4.39
Hong Kong, Macau and Taiwan	**55.83**	44.88	10.95
International	**70.23**	65.12	5.11
Average:	**64.88**	61.04	3.85
			Increase/ (decrease) %
Yield			
Yield per RPK (RMB)			
Domestic	**0.54**	0.48	12.50
Hong Kong, Macau and Taiwan	**0.94**	2.25	(58.22)
International	**0.66**	2.26	(70.80)
Average:	**0.56**	0.54	3.70
Yield per RFTK (RMB)			
Domestic	**1.29**	1.47	(12.24)
Hong Kong, Macau and Taiwan	**8.34**	17.49	(52.32)
International	**2.08**	3.27	(36.39)
Average:	**1.96**	3.02	(35.10)
Yield per RTK (RMB)			
Domestic	**5.83**	5.01	16.37
Hong Kong, Macau and Taiwan	**10.50**	21.98	(52.23)
International	**3.45**	4.37	(21.05)
Average:	**5.13**	4.76	7.77

About Us
Operating Results
Corporate Governance
Financial Report

23

China Southern Airlines Company Limited MANAGEMENT DISCUSSION AND ANALYSIS For the six months ended 30 June Increase/ 2023 2022 (decrease) % Cost Operating expenses per ATK (RMB) 3.53 4.09 (13.69) Flight Volume Kilometers flown (million) 820.13 496.36 65.23 Hours flown (thousand) Domestic 1,188.83 684.71 73.62 Hong Kong, Macau and Taiwan 8.66 0.93 832.51 International 129.22 93.38 38.39 Total: 1,326.71 779.02 70.30 Number of flights (thousand) Domestic 482.82 287.03 68.21 Hong Kong, Macau and Taiwan 4.47 0.58 667.87 International 21.80 10.94 99.17 Total: 509.09 298.56 70.52 Note: Operating data is rounded to two decimal places. Discrepancies between the column sum and the total sum or between the increase/ decrease and the total sum are due to rounding of percentage numbers. 24

Interim Report 2023

About Us
Operating Results
Corporate Governance
Financial Report

V. SUMMARY OF FLEET DATA

As at 30 June 2023, the scale and structure of fleet, the age of aircraft and the delivery and disposal of aircraft of the Group were as follows:

Unit: number of aircraft

Models	Number of aircraft purchased	Number of aircraft under finance lease	Number of aircraft under operating lease	Average age (year)	Delivery during the reporting period	Disposal during the reporting period	Total number of aircraft at the end of the reporting period
Passenger Aircraft							
A380 Series	0	0	0	–	0	2	**0**
A350 Series	6	12	0	2.1	2	0	**18**
A330 Series	11	22	7	9.5	0	0	**40**
A320 Series	144	77	130	9.3	7	0	**351**
B787 Series	4	25	10	6.5	0	0	**39**
B777 Series	1	14	0	6.7	0	0	**15**
B737 Series	133	64	191	9.8	0	9	**388**
EMB190	6	0	0	10.4	0	0	**6**
ARJ21	6	17	0	1.5	3	0	**23**
Freighter							
B777 Series	10	7	0	8.0	2	0	**17**
Total	**321**	**238**	**338**	**9.0**	**14**	**11**	**897**

As at 30 June 2023, the current information in relation to the capital expenditure plan and relevant financing plan for aircraft and related equipment has not changed materially from the information disclosed in the 2022 annual report of the Company.

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China Southern Airlines Company Limited

MANAGEMENT DISCUSSION
AND ANALYSIS

VI. MAJOR INFORMATION OF OPERATIONS DURING THE REPORTING PERIOD

(I) Analysis on Changes in Financial Statements Related Items

Unit: RMB million

Items	January to June 2023	January to June 2022	Increase/ (decrease)%
Operating revenue	71,830	40,817	75.98
Operating expenses	72,204	53,349	35.34
Net cash generated from operating activities	16,831	1,654	917.59
Net cash used in investing activities	(4,505)	(2,010)	124.13
Net cash (used in)/generated from financing activities	(19,189)	1,371	/

(II) Operating Revenue Analysis

In the first half of 2023, the Group recorded operating revenue of RMB71,830 million, representing a year-on-year increase of 75.98%. Among which, traffic revenue was RMB68,138 million, representing a year-on-year increase of 79.90%, mainly due to an increase of passenger revenue. Passenger revenue was RMB60,958 million, which has increased in line with the increase of traffic volume, when the industry recovered during the reporting period. Cargo and mail revenue was RMB7,180 million, representing a year-on-year decrease of 35.56%, mainly resulted from the decrease of freight unit price during the reporting period. Revenue from other businesses was RMB3,692 million, representing a year-on-year increase of 25.49%, mainly due to an increase in revenue from commission income, ground handling and hotel and tour operation.

Unit: RMB million

Items	January to June 2023	January to June 2022	Increase/ (decrease)%
Traffic revenue	68,138	37,875	79.90
Including: Passenger	60,958	26,732	128.03
Cargo and mail	7,180	11,143	(35.56)
Other operating revenue	3,692	2,942	25.49
Total operating revenue	71,830	40,817	75.98

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Interim Report 2023 Passenger Revenue by Region Unit: RMB million About Us January to January to Increase/ Items June 2023 June 2022 (decrease)% Domestic 52,523 22,481 133.63 Operating International 7,729 4,150 86.24 Hong Kong, Macau and Taiwan 706 101 599.01 Total 60,958 26,732 128.03 Results Cargo and Mail Revenue by Region Unit: RMB million January to January to Increase/ GovernanceCorporate Items June 2023 June 2022 (decrease)% Domestic 823 788 4.44 International 6,281 10,302 (39.03) Hong Kong, Macau and Taiwan 76 53 43.40 Total 7,180 11,143 (35.56) Financial Report 27

China Southern Airlines Company Limited

MANAGEMENT DISCUSSION
AND ANALYSIS

(III) Operating Expenses Analysis

Operating expenses	January to June 2023 RMB Million	January to June 2023 Percentage (%)	January to June 2022 RMB Million	January to June 2022 Percentage (%)	Increase/ (decrease) (%)
Flight operation expenses	**34,388**	**47.63**	23,236	43.55	47.99
Maintenance expenses	**6,530**	**9.04**	5,147	9.65	26.87
Aircraft and transportation service expenses	**11,977**	**16.59**	8,432	15.81	42.04
Promotion and selling expenses	**2,872**	**3.98**	1,798	3.37	59.73
General and administrative expenses	**1,922**	**2.66**	1,599	3.00	20.20
Depreciation and amortisation	**12,997**	**18.00**	11,857	22.23	9.61
Hotel and tour operation expenses	**331**	**0.46**	229	0.43	44.54
External air catering service expenses	**200**	**0.28**	158	0.30	26.58
Financial institution charges	**66**	**0.09**	33	0.06	100.00
Cargo handling expenses	**198**	**0.27**	184	0.34	7.61
Others	**723**	**1.00**	676	1.26	6.95
Total operating expenses	**72,204**	**100.00**	53,349	100.00	35.34

Total operating expenses in the first half of 2023 amounted to RMB72,204 million, representing an increase of RMB18,855 million or 35.34% as compared to the first half of 2022. Total operating expenses accounted for 100.52% of total operating revenue, representing a decrease of 30.18 percentage points as compared to the same period last year.

Flight operating expenses, accounted for 47.63% of the total operating expenses, increased by 47.99% to RMB34,388 million as compared to the same period last year, mainly due to the increase of jet fuel costs as a result of the increased flight volume.

Maintenance expenses accounted for 9.04% of total operating expenses, increased by 26.87% to RMB6,530 million as compared to the same period last year, mainly due to the increase in aircraft utilization rate with the recovery of the industry.

Aircraft and transportation service expenses, accounted for 16.59% of total operating expenses, increased by 42.04% to RMB11,977 million as compared to the same period last year, mainly due to the increase in landing and navigation fee as a result of the increase in the amounts of take-off and landing.

Promotion and selling expenses accounted for 3.98% of total operating expenses, increased by 59.73% to RMB2,872 million as compared to the same period last year, mainly due to the increase in sales commissions and computer reservation services expenses as a result of the increased flight volume.

Depreciation and amortisation accounted for 18.00% of total operating expenses, increased by 9.61% to RMB12,997 million as compared to the same period last year, mainly due to the increase in depreciation and amortisation of aircraft and engines as a result of the increased number of aircraft and flight hours, respectively.

28

Interim Report 2023

About Us
Operating Results
Corporate Governance
Financial Report

(IV) Cash Flow Analysis

In the first half of 2023, the Group recorded a net cash inflow from operating activities of RMB16,831 million, increased by 917.59% from RMB1,654 million in the first half of last year, mainly due to the increase in operating revenue as a result of the increase of flight volume. Net cash used in investment activities was RMB4,505 million, representing an increase of 124.13% as compared to RMB2,010 million in the same period of last year, mainly due to the decrease in cash received from the disposal of long-term assets during the reporting period. The net cash used in financing activities was RMB19,189 million, while the net cash generated from financing activities in the same period of last year was RMB1,371 million, mainly due to the decrease in proceeds from ultra-short-term financing bills and borrowings during the reporting period. As at 30 June 2023, the cash and cash equivalents of the Group amounted to RMB13,076 million, representing a decrease of 34.26% as compared to 31 December 2022.

(V) Liquidity, Financial Resources and Capital Structure

1. Analysis on Assets and Liabilities Structure

Unit: RMB million

Items	30 June 2023	Percentage of total assets/ liabilities (%)	31 December 2022	Percentage of total assets/ liabilities (%)	Increase/ (decrease) (%)	Change of percentage point of total assets/ liabilities
Trade receivables	**4,162**	**1.36**	2,619	0.84	58.92	0.52
Cash and cash equivalents	**13,076**	**4.28**	19,889	6.37	(34.26)	(2.09)
Derivative financial liabilities-current	**1,099**	**0.44**	1,708	0.66	(35.66)	(0.22)
Trade payable	**2,485**	**0.98**	1,537	0.61	61.68	0.37
Sales in advance of carriage	**6,665**	**2.64**	3,383	1.34	97.01	1.30
Current income tax	**212**	**0.08**	312	0.12	(32.05)	(0.04)
Amounts due to related companies-non-current	**58**	**0.02**	85	0.03	(31.76)	(0.01)

As of 30 June 2023, total assets of the Group amounted to RMB305,197 million, representing a decrease of 2.26% as compared to 31 December 2022, among which, current assets were RMB28,435 million, accounting for 9.32% of the total assets, while non-current assets were RMB276,762 million, accounting for 90.68% of the total assets. Trade receivables amounted to RMB4,162 million, accounting for 1.36% of the total assets, representing an increase of 58.92% over 31 December 2022, mainly due to the increase of air ticket receivables as a result of the recovery of the industry. Cash and cash equivalents amounted to RMB13,076 million, accounting for 4.28% of the total assets, representing a decrease of 34.26% as compared to 31 December 2022, mainly due to the contraction of financing scale during the reporting period.

As at 30 June 2023, total liabilities of the Group amounted to RMB252,311 million, representing a decrease of 1.78% as compared to the beginning of the period, among which, current liabilities were RMB138,659 million, accounting for 54.96% of the total liabilities; non-current liabilities were RMB113,652 million, accounting for 45.04% of the total liabilities. Sales in advance of carriage amounted to RMB6,665 million, accounting for 2.64% of the total assets, representing an increase of 97.01% as compared to 31 December 2022, mainly due to the increase of proceeds from sales of air tickets as a result of the recovery of the industry.

29

China Southern Airlines Company Limited MANAGEMENT DISCUSSION AND ANALYSIS The Group’s interest-bearing liabilities classified by currencies are as follows: Unit: RMB million 30 June 2023 31 December 2022 Proportion Proportion Amount (%) Amount (%) Change (%) USD 38,724 19.10 41,271 19.19 (6.17) RMB 161,499 79.68 171,176 79.59 (5.65) Others 2,465 1.22 2,626 1.22 (6.13) Total 202,688 100.00 215,073 100.00 (5.76) Net exchange loss of RMB1,347 million was recorded by the Group in the first half of 2023, as compared with a net exchange loss of RMB2,052 million in the corresponding period of 2022, mainly due to the decrease in lease liabilities denominated in USD during the reporting period and the lower devaluation rate of Renminbi against the USD during the reporting period compared with the same period last year. 2. Debt Paying Ability Analysis As at 30 June 2023, the Group’s debt ratio (total liabilities divided by total assets) was 82.67%, representing an increase of 0.40 percentage point as compared to 82.27% as at 31 December 2022. As at 30 June 2023, the Group’s current ratio (current assets divided by current liabilities) was 20.51%, representing a decrease of 3.14 percentage points as compared to 31 December 2022. As at 30 June 2023, the Group has obtained credit facilities of approximately RMB412,139 million in aggregate granted by several banks and other financial institutes, among which approximately RMB114,594 million has been utilised and the unutilised amount was approximately RMB297,545 million. Management believes that these credit facilities are sufficient for the Group to meet the requirement of working capital and future capital commitments. 3. Major Restricted Assets at the End of the Reporting Period As at 30 June 2023, restricted deposits with banks and other financial institutes of the Group was approximately RMB161 million. Save as disclosed above, the Group has no other restricted assets. 30

Interim Report 2023 VII. OTHER DISCLOSURE MATTERS About Us (I) Analysis on Investments 1. Major Equity Investment Nil. Operating 2. Major Non-equity Investment Results Nil. 3. Financial Assets Carried at Fair Value Unit: RMB million GovernanceCorporate Gains or losses on Accumulated Amount of Amount of fair value fair value Impairment purchase disposal/ change for change for the for the redemption Opening the current recorded in current current for the current Other Closing Asset class balance period equity period period period changes balance Financial Shares 680 (105) 401 / / / / 575 Derivatives 29 (11) / / / (14) / 4 Others 28—19 / / / / 28 Report Total 737 (116) 420 / / (14) / 607 (1) SECURITIES INVESTMENT Unit: RMB million Gains or losses from Profit and changes in Accumulated Amount loss from fair value fair value purchased Amount sold investment Initial during the changes during the during the during the Closing Security Security investment Sources of Beginning reporting included in reporting reporting reporting book type code Security abbreviation cost funds book value period equity period period period value Accounting item Shares 000099 Citic Offshore Helicopter 9 / 21 6 14 / / / 27 Other non-current Co., Ltd. financial assets Others N/A China Air Service Ltd. 2 / 1 / (1) / / / 1 Other non-current financial assets Others N/A Aviation Data 1 / 27 / 20 / / 1 27 Other non-current Communication financial Corporation assets Shares 00696 Travelsky Technology 33 / 659 (111) 387 / / 4 548 Other equity Limited instrument investments Total / / 45 / 708 (105) 420 / / 5 603 / (2) PRIVATE EQUITY INVESTMENT Nil. [Graphic Appears Here] [Graphic Appears Here] [Graphic Appears Here] [Graphic Appears Here] 31

China Southern Airlines Company Limited MANAGEMENT DISCUSSION AND ANALYSIS (3) DERIVATIVE INVESTMENT On 28 February 2023, the 12th meeting of the 9th session of the Board of the Company considered and approved the hedging plan and scheme of the Company for 2023. During the reporting period, the Company carried out fuel hedging activities to mitigate jet fuel price risk, fair value gains of which were RMB4 million in the first half of 2023, and managed the inventory of interest rate hedging on a tracking basis. The above business activities were funded by credit facilities granted by financial institutions and own capital and did not use any proceeds. As of 30 June 2023, all interest rate hedging held by the Company had been settled. (II) Major Assets and Shareholding Disposal During the reporting period, there were no disposal of any major assets or equity investments by the Company. (III) Analysis on Major Subsidiaries and Joint Ventures and Associates 1. Main Operational Information of Six Airline Subsidiaries of the Group: Number of passengers Cargo and Number of Proportion carried Proportion mail carried Proportion Proportion Proportion Name aircraft (%) (thousand) (%) (tonne) (%) RTK (million) (%) RPK (million) (%) Xiamen Airlines 206 22.97 16,899.99 26.00 86,818.8 12.29 2,612.10 19.67 27,263.95 24.99 Shantou Airlines 18 2.01 1,462.04 2.25 5,919.8 0.84 180.48 1.36 1,952.99 1.79 Zhuhai Airlines 16 1.78 1,216.40 1.87 4,570.7 0.65 183.40 1.38 2,006.90 1.84 Guizhou Airlines 20 2.23 1,811.91 2.79 9,341.5 1.32 246.62 1.86 2,637.54 2.42 Chongqing Airlines 30 3.34 2,350.73 3.62 7,720.2 1.09 305.80 2.30 3,327.26 3.05 Henan Airlines 30 3.34 2,359.85 3.63 12,874.9 1.82 317.26 2.39 3,391.38 3.11 Note: The operational information of Xiamen Airlines includes operational information of its subsidiaries, Hebei Airlines and Jiangxi Airlines. 2. Analysis on Major Controlling Companies (1) XIAMEN AIRLINES Xiamen Airlines was established in August 1984 with registered capital of RMB14 billion. The legal representative is Xie Bing. The Company holds 55% of the shares in Xiamen Airlines; Xiamen Jianfa Group Co., Ltd. and Fujian Investment Group Co., Ltd. also hold 34% and 11% of the shares in Xiamen Airlines, respectively. During the reporting period, Xiamen Airlines recorded an operating revenue of RMB15,521 million, representing an increase of 76.35% as compared with the same period of the previous year; and net profit of RMB235 million was recorded as compared with net loss of RMB1,654 million for the same period of the previous year. As at 30 June 2023, Xiamen Airlines’ total assets amounted to RMB54,644 million, and net assets amounted to RMB19,865 million. 32

Interim Report 2023

(2) CSA LOGISTICS

CSA Logistics was established in June 2018 with registered capital of RMB1.818 billion. The legal representative is Liu Zu Bin. CSA Logistics is owned as to 55% by the Company.

During the reporting period, CSA Logistics recorded an operating revenue of RMB7,798 million, representing a decrease of 33.12% as compared with the same period of the previous year; and net profit of RMB1,258 million was recorded as compared with net profit of RMB2,644 million for the same period of the previous year. As at 30 June 2023, CSA Logistics's total assets amounted to RMB15,725 million, and net assets amounted to RMB12,546 million.

(IV) Potential Risks

1. Macro Environment Risks

(1) RISKS OF FLUCTUATION IN MACRO ECONOMY

The degree of prosperity of the civil aviation industry is closely linked to the status of the development of the domestic and international macro economy. Macro economy has a direct impact on the economic activities, the disposable income of the residents and the import and export trade volume, which in turn affects the demand of the air passenger and air cargo, and further affects the business and operating results of the Group.

(2) RISKS OF MACROECONOMIC POLICIES

Macroeconomic policies made by the government, in particular the adjustment in the cyclical macro policies, such as credit, interest rate, exchange rate and fiscal expenditure, have a direct or indirect impact on the air transportation industry. In addition, the establishment of the new airlines, the opening of aviation rights, routes, air ticket fares and other aspects are regulated by the government, and the fuel surcharges pricing mechanism is also formulated by the government. The changes in the relevant policies will have a potential impact on the operating results and the future development of the business of the Company.

2. Force Majeure Risks such as Serious Pandemics and Natural Disasters

The aviation industry is subject to a significant impact from the external environment, public health emergencies, such as serious pandemics, natural disasters such as floods, typhoons and volcanic eruptions, terrorist attacks, international political turmoil and other factors. These risks will affect the normal operation of the airlines, and thus bringing unfavourable effect to the results and long-term development of the Company.

About Us
Operating Results
Corporate Governance
Financial Report

33

China Southern Airlines Company Limited MANAGEMENT DISCUSSION AND ANALYSIS 3. Industry Risks (1) RISKS OF INTENSIFIED COMPETITION IN THE INDUSTRY Faced with ever-changing markets, if the Company fails to effectively enhance its ability to predict and adopt flexible sales strategies and pricing mechanisms, it may have an impact on the Company’s goal of achieving expected returns. With regard to the introduction of transportation capacity, if the Company fails to establish a corresponding capacity introduction and exit mechanism, it may have a material adverse effect on the Company’s operating efficiency. In terms of exploring the international market, if the Company fails to further improve the operational quality of international routes, it may affect the Company’s operating income and profit levels. (2) RISKS OF COMPETITION FROM OTHER MODES OF TRANSPORTATION There is certain substitutability in short to medium range routes transportation among air transport, railway transportation and road transportation. With the improving high speed rails network, if the Company fails to develop an effective marketing strategy to deal with high-speed rail competition, it may affect the Company’s operating efficiency. 4. Risks of the Company Management (1) SAFETY RISKS Flight safety is the prerequisite and foundation for the normal operation of the airlines. Adverse weather, mechanical failure, human error, aircraft defects as well as other force majeure incidents may have effect on the flight safety. With big size of aircraft fleet and large amount of cross-location, overnight or international operations, the Company was confronted with certain challenges in its safety operation. In case of any flight accident, it will have an adverse effect on the normal production and operation and reputation of the Company. (2) INFORMATION SAFETY RISKS The information safety situation is becoming more and more severe. If the Company fails to manage the information safety affairs at company level or a higher level, increase input of information safety resources, and strengthen the information safety management, the Company’s safety, production, operation, marketing and service, etc. may be affected, as a result of which the Company may be affected and suffer losses. (3) RISKS OF HIGH CAPITAL EXPENDITURE The major capital expenditure of the Company is to purchase aircraft. In recent years, the Company has been optimising the fleet structure and reducing the operational cost through introducing more advanced models, disposing obsolete models and streamlining the number of models. Due to the high fixed costs for the operation of aircraft, if the operation condition of the Company suffered from a severe downturn, it may lead to the significant drop in the operating profit, financial distress and other problems. 34

Interim Report 2023 5. Financial Risks of the Company (1) RISKS OF FLUCTUATION IN FOREIGN CURRENCY Renminbi is not freely convertible into foreign currencies. All foreign exchange transactions involving Renminbi must take place either through the People’s Bank of China (“PBOC”)) or other institutions authorized to buy and sell foreign exchange or at a swap center. Substantially all of the Group’s lease liabilities are denominated in foreign currencies, principally US dollars, Euro and Japanese Yen. Depreciation or appreciation of Renminbi against foreign currencies therefore affects the Group’s results significantly. In particular, fluctuations in exchange rate of US dollar against Renminbi will have a material impact on the Group’s finance expense. Assuming risks other than exchange rate remain unchanged, the shareholders’ equity of the Group will increase (or decrease) by RMB284 million and the net loss of the Group will decrease (or increase) by RMB284 million during the reporting period in the case of each and every 1% increase (or decrease) of the exchange rate of RMB to US dollar at 30 June 2023. (2) RISKS OF FLUCTUATION IN JET FUEL PRICE The jet fuel cost is the most major expenditure for the Group. Both the fluctuation in the international crude oil prices and the adjustment of domestic fuel prices by the NDRC has big impact on the cost of the Group. Although the Group has adopted various fuel saving measures to decrease the fuel consumption volume, provided there is significant fluctuation in the international oil prices, the operating results of the Group may be significantly affected. Assuming that the fuel oil consumption remains unchanged, in the case of each and every 10% increase or decrease on average in fuel price during the reporting period, the Group’s operating expenses would increase or decrease by RMB2,280 million for the reporting period. In addition, the Group is required to procure a majority of its jet fuel domestically at PRC spot market prices. There is currently no effective means available to manage the Group’s exposure to the fluctuations of domestic jet fuel prices. However, according to the “Notice on Questions about Establishing Linked Pricing Mechanism for Fuel Surcharges of Domestic Routes and Jet Fuel”) jointly published by the NDRC and the CAAC in 2009, airlines may, within a prescribed scope, make its own decision as to fuel surcharges for domestic routes. The linked pricing mechanism, to a certain extent, reduces the Group’s exposure to fluctuation in jet fuel price. (3) RISKS OF FLUCTUATION IN INTEREST RATE Since the civil aviation industry is featured with high investments, the gearing ratio of the airlines is generally high. Therefore, the interest rate fluctuation resulting from the change of capital in the market has a relatively greater influence on the Group’s financial expense, so as to further affect the Group’s operating results. During the reporting period, assuming all other risk variables other than interest rate remained constant, 100 basis point increase (or decrease) of the Group’s comprehensive capital cost would decrease (or increase) shareholders’ equity of the Group by the amount of RMB311 million and increase (or decrease) net loss of the Group by the amount of RMB311 million during the reporting period. As of 30 June 2023, the gearing ratio (defined as total borrowings divided by total equity) of the Group was 212%. [Graphic Appears Here] 35

China Southern Airlines Company Limited MANAGEMENT DISCUSSION AND ANALYSIS (V) BUSINESS PLANS FOR THE SECOND HALF OF 2023 In the second half of 2023, the World Bank expects the growth of global economy to slow down significantly, with growth rate slowing to 0.7 percent in advanced economies and 2.9 percent in emerging market and developing economies. China will adhere to the general principle of seeking progress while maintaining stability, comprehensively deepen reform and opening up, enhance macro-policy regulation and control, with a focus on expanding domestic demand, as a way to effectively upgrade and appropriately expand the economic output. IATA expects total revenue in the air transport market to grow by 9.7% year-on-year to US$803 billion in 2023, with air cargo volumes reaching 57.8 million tonnes. In the face of the complex environment at home and abroad, the Group will adhere to the overall approach of high-quality development, seize opportunities, and strive for progress. The Group will adhere to the bottom line of safe production, strengthen operation and control costs, and improve the level of operation services. Actions will be taken to accelerate the implementation of strategies, and intensify reform efforts to lay a solid foundation for becoming a world-class airline. 1. Firmly Guard the Safety Bottom Line The Group will continue to improve safety quality and create sustainable and high-quality safety. We will improve the level of safety management, and carry out the maturity evaluation of the construction of the seven major safety systems to systematically improve the safety management and control capabilities. We will strengthen qualification capacity building, implement classified management of technical recovery of flight professionals, and comprehensively promote new safety management models such as cross-inspection of flight instructors and inspectors. Efforts will be made to cultivate advanced safety culture and implement a multi-integrated on-site operation supervision mechanism, strengthen the prevention and control of safety risks, promote the application of joint risk prevention and control mechanisms, pay close attention to traditional risks such as mechanical failures and bad weather, and prevent new risks such as physical and mental health. The Group will continue to ensure aviation safety throughout 2023. 2. Comprehensively Improve Operation The Group will make every effort to seize the market opportunities in the peak season, plan the off-season business strategy in advance, and strive for better business performance throughout the year. We will adhere to the strategy of “maximizing marginal contribution”) and strive for incremental slots to further improve operational efficiency and aircraft daily utilization. Actions will be taken to enhance the competitiveness of key markets and actively and steadily resume international flights. We will formulate differentiated pricing strategies for market segments, and continue to promote the construction of high-quality shuttles and product systems. We will optimize the route structure of freighters, strengthen passenger-cargo and air-ground coordination, and expand modern warehousing, supply chain management, and e-commerce trade business. We will continue to further promote the “Building Golden Idea Benefit Project”) and strengthen the control of major costs such as aviation fuel, aircraft maintenance, and marketing expenses. Efforts will be made to enhance the vitality of the resource inventory, comprehensively evaluate real estate efficiency, and prudently carry out aviation fuel and exchange rate hedging. 36

Interim Report 2023 3. Establish the Brand of Operation Services The Group will further promote the integrated operation and focus on enhancing brand influence. We will promote the unified allocation of crew resources and optimize the on-site disposal authorization mechanism. We will perfect the strategy of improving the on-time performance rate from the customer’s perspective and optimize flight timing. We will strengthen service capacity building, speed up the construction of service intelligent sharing platform, and increase the supply of high-quality, diversified and personalized services. We will carry out in-depth analysis and accurate measurement of customer selection factors, increase investment in service resources, and enhance customer perceived value. We will improve the service quality management system and optimize the service quality evaluation index. We will deeply promote brand-leading actions, continue to improve the construction of brand system, and enhance the international influence of the brand. 4. Accelerate the Implementation of Strategies The Group will actively promote the implementation of major strategies, continue to build Beijing Daxing hub with high quality, create a “four-in, four-out”) flight wave, and strengthen the operation of medium and high-value customers. Efforts will be made to consolidate and enhance market control in the Greater Bay Area, increase high-quality trunk routes, and build the brand of China Southern Air Shuttle. We will further promote the integration of “market, network, products and services”) in the Greater Bay Area, seize the opportunity from the Regional Comprehensive Economic Partnership Agreement, and increase the investment in the capacity of Southeast Asian trunk lines. The Group will continue to adjust and optimize five major structures, and expedite the completion of real estate data governance. It will also carry out in-depth ecosystem construction, develop personalized product shelves, and increase enterprise service contacts. The Group will accelerate digital transformation, formulate the Digital Transformation Action Plan of China Southern Airlines (???? ?), and strengthen the digital support for safety, business, operation, and service. 5. Promote Reform and Development in Depth The Group will further enhance the efforts in reform, continue to strengthen the accurate assessment and rigid fulfillment of the tenure system and contractual management, improve the quality of performance management, and explore a performance management and evaluation system with the characteristics of CSA. Continued efforts will be made to optimize the market-oriented accounting system, and promote the downward penetration of the total salary management. The Group will promote the spin-off and listing of CSA Logistics, deepen the reform of aircraft maintenance, and promote the standardization of aircraft maintenance. It will establish the board of directors of subsidiaries, and improve the assessment and evaluation system of such boards to further give play to the role of outside directors. [Graphic Appears Here] 37

China Southern Airlines Company Limited

CORPORATE GOVERNANCE

I. GENERAL MEETINGS

During the reporting period, on 19 May 2023, the Company held the 2023 first extraordinary general meeting, at which all resolutions were considered and approved by the shareholders by poll. For details, please refer to (i) the Announcement on Poll Results of 2023 First Extraordinary General Meeting of China Southern Airlines disclosed on China Securities Journal, Shanghai Securities News, Securities Times and the website of the SSE on 20 May 2023; and (ii) the announcement of the Company disclosed on the websites of the Stock Exchange and the Company on 19 May 2023.

During the reporting period, on 27 June 2023, the Company held the 2022 annual general meeting, at which all resolutions were considered and approved by the shareholders by poll. For details, please refer to (i) the Announcement on Poll Results of 2022 Annual General Meeting of China Southern Airlines disclosed on China Securities Journal, Shanghai Securities News, Securities Times and the website of the SSE on 28 June 2023; and (ii) the announcement of the Company disclosed on the websites of the Stock Exchange and the Company on 27 June 2023.

II. CHANGES IN DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT

During the reporting period, the changes in Directors, Supervisors and senior management of the Company were as follows:

Name	Position	Change
Gao Fei	Executive Vice President	Appointed
Wang Ren Jie	Chief Pilot	Appointed
Li Ye	Chief Flight Safety Officer	Appointed
Li Mian Song	Chief Service Officer	Appointed
Zhang Zheng Rong	Executive Vice President	Resigned
Feng Hua Nan	Chief Flight Safety Officer	Resigned

During the reporting period, the Board of the Company held the 12th meeting of the 9th session of the Board on 28 February 2023, and appointed Mr. Gao Fei as the Executive Vice President of the Company, Mr. Wang Ren Jie as the Chief Pilot of the Company, and Mr. Li Ye as the Chief Flight Safety Officer of the Company. For details, please refer to the relevant announcements of the Company disclosed on China Securities Journal, Shanghai Securities News, Securities Times and on the website of the SSE on 1 March 2023. On 26 June 2023, the Board of the Company appointed Mr. Li Mian Song (李勉松) as the Chief Service Officer of the Company by means of the signature of the Directors. For details, please refer to the relevant announcements of the Company disclosed on China Securities Journal, Shanghai Securities News, Securities Times and on the website of the SSE on 27 June 2023.

On 13 July 2023, Mr. Liu Chang Le resigned as an Independent Non-executive Director of the Company and a member of the Nomination Committee of the Board due to health reason. For details, please refer to the relevant announcements of the Company disclosed on China Securities Journal, Shanghai Securities News, Securities Times and on the website of the SSE on 14 July 2023.

On 3 August 2023, the 2023 second extraordinary general meeting of the Company elected Ms. Pansy Catilina Chiu King Ho as an Independent Non-executive Director of the 9th session of the Board of the Company. For details, please refer to the relevant announcements of the Company disclosed on China Securities Journal, Shanghai Securities News, Securities Times and on the website of the SSE on 4 August 2023.

On 29 August 2023, the Company held the 16th meeting of the 9th session of the Board, and appointed Mr. Qu Guang Ji as the Executive Vice President of the Company. For details, please refer to the relevant announcements of the Company disclosed on China Securities Journal, Shanghai Securities News, Securities Times and on the website of the SSE on 30 August 2023.

40

Interim Report 2023

About Us
Operating Results
Corporate Governance
Financial Report

III. PROPOSALS FOR PROFIT DISTRIBUTION OR THE TRANSFER OF CAPITAL RESERVE TO SHARE CAPITAL

No interim dividend for the six months period ended 30 June 2023 was declared by the Company, and there was no issue of shares by way of conversion of capital reserve. The profit distribution proposal of the Company for the year 2022 was considered and approved at the 2022 annual general meeting of the Company held on 27 June 2023.

IV. EQUITY INCENTIVE PLAN

During the reporting period, the Company did not implement nor had an on-going equity incentive plan.

V. CHANGES OF INFORMATION OF DIRECTORS OR SUPERVISORS UNDER RULE 13.51B (1) OF THE LISTING RULES

Below are the information relating to the changes of Directors or Supervisors required to be disclosed pursuant to Rule 13.51B(1) of the Listing Rules:

Ren Ji Dong concurrently served as a member of the 7th National Committee of the Civil Aviation Administration of China.
Yang Bin concurrently served as a member of the Funding Review Committee of the Civil Aviation Administration of China.
Gu Hui Zhong ceased to act as the Vice Chairman of the Accounting Society of China.
Guo Wei ceased to act as an executive director and manager of Beijing Qixiang Technology Co., Ltd. (北京奇享科技有限公司).
Guo Wei ceased to act as the manager of Wisdom China Information Technology Co., Ltd. (智慧神州信息技術有限公司).
Guo Wei concurrently served as the chairman of 2035 Science and Technology Laboratory (Shenzhen) Co., Ltd. (貳零叁伍科技實驗室(深圳)有限公司).
Guo Wei concurrently served as the chairman of Tongming Zhiyun (Beijing) Technology Co., Ltd. (通明智雲(北京)科技有限公司).
Guo Wei concurrently served as a director of Intelligent Yunke Information Technology Co., Ltd. (智能雲科信息科技有限公司).
Guo Wei concurrently served as the manager and executive director of Zhongneng Guodian (Beijing) New Energy Investment Co., Ltd. (中能國電(北京)新能源投資有限公司).

Save as disclosed above, there is no information required to be disclosed pursuant to Rule 13.51B(1) of the Listing Rules.

VI. INTERESTS OF THE DIRECTORS AND SUPERVISORS IN THE EQUITY OF THE COMPANY

As at 30 June 2023, none of the Directors, chief executive or Supervisors of the Company had interests or short positions in the shares, underlying shares and/or debentures (as the case may be) of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) which were required to be notified to the Company and the Stock Exchange pursuant to the SFO (including interests or short positions which are taken or deemed to have under such provisions of the SFO), or which were required to be recorded in the register maintained by the Company pursuant to section 352 of the SFO, or which were required to be notified to the Company and the Stock Exchange pursuant to the Model Code as set out in Appendix 10 to the Listing Rules.

41

China Southern Airlines Company Limited CORPORATE GOVERNANCE VII. SHAREHOLDING OF DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT During the reporting period, there was no change in shareholding of current Directors, Supervisors and senior management of the Company or the Directors, Supervisors and senior management of the Company who resigned during the reporting period. During the reporting period, no share incentive was granted to the Directors, Supervisors and senior management of the Company. VIII. EMPLOYEES As at 30 June 2023, the Group had an aggregate of 98,490 employees (31 December 2022: 97,899). Staff cost of the Group during the reporting period amounted to RMB14,297 million (six months ended 30 June 2022: RMB12,543 million). The wages of the Group’s employees consist of basic salaries and bonuses. The current information in relation to the emolument policy of employees and training plan has not changed materially from the information disclosed in the 2022 annual report of the Company. IX. COMPLIANCE WITH THE CORPORATE GOVERNANCE CODE The Board of the Company considers that the Group has complied with the code provisions of the Corporate Governance Code as set out in Part 2 of Appendix 14 to the Listing Rules for the six months ended 30 June 2023. X. COMPLIANCE WITH THE MODEL CODE The Company has adopted a code of conduct which is no less stringent than the Model Code as set out in Appendix 10 to the Listing Rules regarding securities transactions of the Directors of the Company. Having made specific enquiries with all the Directors, the Directors have complied with the Model Code and the code of conduct during the six months ended 30 June 2023. XI. REVIEW OF THE INTERIM REPORT BY THE AUDIT AND RISK MANAGEMENT COMMITTEE The Audit and Risk Management Committee of the Company, together with the management and the external auditors, have reviewed the accounting principles and practises adopted by the Group and discussed the financial reporting matters, including the review of the interim financial report prepared in accordance with the International Accounting Standards 34. XII. PURCHASE, SALE OR REDEMPTION OF SHARES During the six months ended 30 June 2023, neither the Company nor any of its subsidiaries purchased, sold or redeemed any shares of the Company. 42

Interim Report 2023

ENVIRONMENTAL AND SOCIAL RESPONSIBILITY

I. INFORMATION ON ENVIRONMENTAL PROTECTION

(I) Information on Environmental Protection of Enterprises and Its Key Subsidiaries which were Classified as Major Pollution Discharge Units Published by the Environmental Protection Authorities

1. Information on Pollution Discharge

The Group always adheres to the concept of green development, earnestly fulfills responsibilities for environmental protection, and continuously improves the pollution prevention and control as well as the management of environmental protection. The Shenyang Base of the Engineering Technology Branch of the Company is classified as a major pollution discharge unit for soil environment of Shenyang, and Guangzhou Aircraft Maintenance Engineering Co., Ltd., a joint venture of the Company, is classified as a key controlled unit for environmental risk of Guangzhou. The main pollutants are wastewater, exhaust gas and hazardous waste. The details are as follows:

Name of the Company or its subsidiaries	Names of major pollutants and featured pollutants	Method of discharge	Distribution of discharge outlets	Concentration of pollutant discharged	Implemented pollutant discharge standards	Total discharge	Total discharge approved	Excessive discharge
Shenyang Base of the Engineering Technology Branch of China Southern Airlines Company Limited	Wastewater: COD, ammonia nitrogen, suspended solids, petroleum	Intermittent discharge	Wastewater:1 main outlet	Wastewater: COD: 337 mg/L Ammonia nitrogen: 3.15 mg/L Suspended solids: 21 mg/L Petroleum: 0.22 mg/L PH value: 7.2 Total nitrogen: 4.98mg/L Total Phosphorus (calculate by P): 0.05mg/L Animal and vegetable oils: 2.45mg/L	Wastewater discharge standard is in accordance with the Integrated Sewage Discharge Standard of Liaoning Province (DB21/1627-2008)	/	/	No
	Exhaust gas: non-methane hydrocarbon, benzene series, methylbenzene, xylene, PM, nitrogen oxide, sulfur dioxide, blackness of flue gas	Intermittent discharge	Exhaust gas: 15 exhaust gas outlets	/	Level 2 standard on new pollution source of the Integrated Emission Standards for Air Pollutants (GB16297-1996) was executed to handle the particulate matter in the exhaust gas; The Emission Standard of Volatile Organic Compounds for Industrial Surface Coating (DB21/3160-2019) was executed to handle the exhaust gas of surface coating	/	/	No
				Boiler exhaust vent: PM:7.9 mg/m3 Sulfur dioxide: < 4 mg/m3 Nitrogen oxides: 103 mg/m3 blackness of flue gas: <1	Boiler exhaust gas implements the Boiler Air Pollutant Emission Standard (GB13271-2014)	/	/	

43

About Us
Operating Results
Corporate Governance
Financial Report

China Southern Airlines Company Limited ENVIRONMENTAL AND SOCIAL RESPONSIBILITY Name of the Names of major Distribution Company or its pollutants and featured Method of of discharge Concentration of pollutant Implemented pollutant discharge Total discharge Excessive subsidiaries pollutants discharge outlets discharged standards Total discharge approved discharge Hazardous waste Intermittent 5 temporary / The Standard for Pollution Control 900-404-06 Waste 900-404-06 Waste No discharge storage rooms on the Storage and Disposal Site organic solvent organic solvent for hazardous for General Industrial Solid Wastes 156.94t 280t waste, 5 (GB18599-2001) and its 2013 900-214-08 Used 900-214-08 Used underground Revisions (Notice No. 36 of 2013) mineral oil, wastes mineral oil, wastes liquid storage were executed to handle solid with oil content with oil content tanks and 2 waste; The relevant provisions of 8.81t 20t collection tanks the Pollution Control Standards 900-249-08 Used 900-249-08 Used for flushing for Hazardous Waste Storage mineral oil, wastes mineral oil, wastes wastewater (GB18597-2001) and its Revisions with mineral oil with mineral oil (Notice No. 36 of the Ministry of content 8.78t content 30t Environmental Protection in 2013) 900-999-49 Other 900-999-49 were executed to handle hazardous waste (with Other waste waste; The relevant provisions of aviation chemicals) (with aviation the Directory of National Hazardous 0.15t chemicals) 3t Wastes were executed for the 900-039-49 other 900-039-49 Other classification of industrial solid waste 0.355t waste 10t wastes. 900-041-49 other 900-041-49 Other waste 50.24t waste 85t Guangzhou Aircraft Exhaust gas Intermittent 6 exhaust vents in DA001: Emission Standard of Volatile Organic / / No Maintenance discharge paint hangar Benzene: ND mg/m? Compounds for Surface Coating Engineering Co., Ltd. (below the detection limit) (Motor Industry) DB44/816-2010 Methylbenzene + Xylene: ND mg/m? (below the detection limit) VOCs: 11.5 mg/m? PM: 6.8 mg/m? DA002: Emission Standard of Volatile Organic / / No Benzene: ND mg/m? Compounds for Surface Coating (below the detection limit) (Motor Industry) DB44/816-2010 Methylbenzene + Xylene: ND mg/m? (below the detection limit) VOCs: 12.8 mg/m? PM: 6.5 mg/m? DA003: Emission Standard of Volatile Organic / / No Benzene: ND mg/m? Compounds for Surface Coating (below the detection limit) (Motor Industry) DB44/816-2010 Methylbenzene + Xylene: ND mg/m? (below the detection limit) VOCs: 7.1 mg/m? PM: 5.8 mg/m? 44

Interim Report 2023 Name of the Names of major Distribution Company or its pollutants and featured Method of of discharge Concentration of pollutant Implemented pollutant discharge Total discharge Excessive About Us subsidiaries pollutants discharge outlets discharged standards Total discharge approved discharge DA004: Emission Standard of Volatile Organic / / No Benzene: ND mg/m? Compounds for Surface Coating (below the detection limit) (Motor Industry) DB44/816-2010 Operating Methylbenzene + Xylene: ND mg/m? (below the detection limit) VOCs: 4.43 mg/m? Results PM: 6.9 mg/m? DA005: Emission Standard of Volatile Organic / / No Benzene: ND mg/m? Compounds for Surface Coating (below the detection limit) (Motor Industry) DB44/816-2010 GovernanceCorporate Methylbenzene + Xylene: ND mg/m? (below the detection limit) VOCs:11.8 mg/m? PM: 7 mg/m? DA006: Emission Standard of Volatile Organic / / No Benzene: ND mg/m? Compounds for Surface Coating Financial (below the detection limit) (Motor Industry) DB44/816-2010 Methylbenzene + Xylene: ND mg/m? (below the detection limit) Report VOCs:19.2 mg/m? PM: 6.2 mg/m? 1 exhaust vent Lanthanum sulfate: ND mg/m? Electroplating Pollutant Discharge / / No in surface (below the detection limit) Mist of Standard GB 21900-2008 treatment chromic acid:ND mg/m? (below workshop the detection limit) Nitrogen oxides: 12 mg/m? Wastewater Intermittent 1 pretreatment Hexavalent chromium: ND (below the Emission Limits of Water Pollutants / / No discharge outlet in detection limit) DB44/26-2001 sewage T-Cr: 0.086 mg/L treatment station 1 main outlet COD: 152mg/L Emission Limits of Water Pollutants / / No in sewage Five-day BOD: 54.8mg/L DB44/26-2001 treatment Suspended solids: 28mg/L station Petroleum: 0.97mg/L Ammonia nitrogen: 0.526mg/L Anionic surfactant: 0.126mg/L Phosphate: 0.25mg/L 1 pretreatment Hexavalent chromium: 0.052mg/L Electroplating Water Pollutant Discharge / / No outlet in surface T-Cr: 0.224mg/L Standard DB44/1597-2015 treatment workshop 1 main outlet COD: 26mg/L Electroplating Water Pollutant Discharge / / No in surface Suspended solids: 10mg/L Standard DB44/1597-2015 treatment Petroleum: 0.94mg/L workshop Ammonia nitrogen: 0.253mg/L Total phosphorus: 0.08mg/L Total nitrogen: 4.52mg/L [Graphic Appears Here] [Graphic Appears Here] [Graphic Appears Here] [Graphic Appears Here] 45

China Southern Airlines Company Limited ENVIRONMENTAL AND SOCIAL RESPONSIBILITY During the reporting period, the discharge of pollutants of the Company was in compliance with the relevant national discharge standards, and there were no violations of laws and regulations in respect of environmental protection, no major environmental pollution accidents, or any severe or major damages to the ecological environment, nor was there any general environmental pollution accidents or ecological damage events. 2. Construction and Operation of Facilities to Prevent Pollution The construction and operation of the Group’s “three wastes”) pollution control facilities were strictly implemented in accordance with the regulatory requirements of the competent ecological environment department and the “three-simultaneous”) of environmental protection. The pollution control facilities and production facilities operated simultaneously. Domestic wastewater was discharged to a sewage treatment plant for treatment. Production waste gas was discharged in strict accordance with the emission permit. Hazardous waste was collected and temporarily stored in hazardous waste temporary storage storerooms and organic waste liquid storage tanks, and entrusted qualified enterprises/institutions to transfer and disposal on a regular basis. The Group strictly followed various standards and complied with relevant environmental protection requirements. 3. Environmental Impact Assessment and Other Administrative Permission for Environmental Protection The construction projects of Shenyang Base of the Engineering Technology Branch of the Company and Guangzhou Aircraft Maintenance Engineering Co., Ltd. conducted environmental impact appraisal and inspection according to requirements of environment protection laws and regulations, and obtained and strictly complied with the content of the pollutant discharge permit. 4. Emergency Plans for Environmental Contingencies The Group actively established and improved emergency plans for environmental contingencies, and promoted to establish special management plans for environmental impact assessment reports, environmental contingencies, fires, hazardous aviation chemicals, and hazardous wastes, and emergency plans of each secondary unit, so as to establish a complete emergency management system for environmental contingencies gradually. The Shenyang Base of the Engineering Technology Branch of the Company has revised the emergency plans for environmental contingencies according to the requirements of competent ecological environment authority in 2021, and completed the filing on 22 June 2021. Guangzhou Aircraft Maintenance Engineering Co., Ltd. has revised the emergency plans for environmental contingencies according to the requirements of competent ecological environment authority in 2022, and completed the filing on 14 September 2022. On 30 September 2022, the Group released Special Emergency Plans for Environmental Contingencies. 5. Environment Self-monitoring Solutions In accordance with relevant requirements of the measures for self-monitoring and information disclosure by enterprises subject to intensive monitoring and control of the state, the Group established and improved a pollution source monitoring and information disclosure system, formulated annual pollutant self-monitoring plans, and entrusted third-party companies with environmental monitoring qualifications to regularly monitor pollutants. During the reporting period, as monitored by the third-party company, the Company’s discharge of major pollutants achieved up-to-standard. The Shenyang Base of the Engineering Technology Branch of the Company and Guangzhou Aircraft Maintenance Engineering Co., Ltd. have formulated the pollutant self-monitoring plans in accordance with relevant technology standards and requirements of pollutant discharge permits, and regularly conducted on-site monitoring according to the plans. 46

Interim Report 2023 (II) Information that is Conducive to Protecting Ecology, Preventing Pollution, and Fulfilling Environmental Responsibilities During the reporting period, the Company continued to push forward the Green Flight, advocated the concept of low-carbon travel, and reduced environmental pollution by use of market mechanism. 1. Green Flight During the reporting period, the Company continued to promote fuel saving, with focus on improving single-engine sliding and fuel-efficient launching, retracting flap height, and replacing Auxiliary Power Units (APU) with bridge-mounted equipment, and made progress in fuel saving. The Company pressed ahead meal-saving activities themed by “Green Flight”) to encourage passengers to dine according to needs and cancel meals on voluntary basis. 2. Research on “Carbon Peak and Carbon Neutrality”) During the reporting period, the Company carried out research on “carbon peak and carbon neutrality”), studied and determined the time, technical path and route of CSA to achieve carbon peak, and checked ground carbon to get a clear picture of its emissions, and conducted preliminary research on the development of energy-saving and emission-reduction projects, the development of carbon assets, and the management of carbon assets. 3. Reduced Impact of Carbon Emission on Climate Change by Market Mechanism The Company has been supporting and actively participating in Chinese government’s various work regarding the market mechanism of carbon trading. During the reporting period, according to the requirements of CAAC, the Company fully fulfilled its performance for 2022 under the European Union carbon trading scheme in April 2023, and completed the carbon dioxide emission reporting and verification for 2022 of the Guangdong carbon trading scheme in May 2023. We fully completed the carbon dioxide emission report and verification of civil aviation flight activities in 2022 by using the self-developed flight carbon emission data monitoring, reporting and verification system (MRV system). 4. Established and Improved Information System of Environmental Protection and Management During the reporting period, the Company continued the improvement of an information management system of environmental protection to realize online reporting and processing of data and information regarding energy consumption and pollutant discharge, and online monitoring of environmental pollution sources, risk points, and prevention and control measures, and continued to improve data quality and accuracy. 5. Established and Improved the Emergency Management System for Environmental Contingencies During the reporting period, the Company focused on emergency plans for environmental contingencies, which were supplemented by special management and plans for environmental impact assessment reports, environmental contingencies, fires, hazardous aviation chemicals, and hazardous wastes, and supported by emergency plans of each secondary unit, so as to establish a complete emergency management system for environmental contingencies, and carried out internal publicity and implement training. 6. Developed Passenger Carbon Account and Improved the Passenger Flight Carbon Calculator During the reporting period, the Company opened carbon accounts for passengers, which will record the reduced carbon emission behaviors such as cancelling meals, use of electronic check-in and use of E-ticket, and upgraded the passenger flight carbon calculator, carrying out the development and launch preparation of products for passengers to voluntarily offset the carbon emissions. [Graphic Appears Here] 47

China Southern Airlines Company Limited ENVIRONMENTAL AND SOCIAL RESPONSIBILITY 7. Fully Promoted the Work of Plastic Pollution Control During the reporting period, the Company implemented the overall plan for the treatment of plastic pollution, improved the replacement standards for disposable non-degradable plastic products, continued to update the management standards for prohibition and restriction on disposable plastic products, strictly implemented the standards of management and control in the production and procurement links, carried out separate recycling and disposal, and promoted the establishment of industry standards. The Company has worked on innovation and research to build the CSA Building headquarters as a model. 8. Carried Out Noise Pollution Prevention and Control During the reporting period, in accordance with the Law of the People’s Republic of China on the Prevention and Control of Noise Pollution, which came into effect in June 2022, the Company formulated a plan for noise reduction of aircraft take-off and landing. (III) Measures and Effects to Reduce Carbon Emissions during the Reporting Period During the reporting period, the Company continued the refined jet fuel management. We deeply advanced special fuel-saving projects such as single-engine sliding, fuel-efficient launching, and flap height retracting. We continued to use temporary routes, increase cruise altitude, reduce the remaining fuel at landing, and improve the accuracy of traffic load reporting. During the reporting period, the fuel consumption per ton-kilometer was 2.80 tonnes/10,000-ton-kilometer, indicating the fine management of jet fuel was effective. We pressed ahead the blue sky protection campaign, carried forward the “petroleum-to-electricity”) transformation for ground vehicles, and introduced new-energy field vehicles at the proportion set by regulatory requirements. We ensured that the aircraft used bridge-mounted air conditioners and bridge-mounted power supplies instead of Auxiliary Power Units, and reduced carbon emissions caused by the consumption of aviation kerosene, diesel and gasoline. We carried out research on the timetable, roadmap and approach to achieve “carbon peak and carbon neutrality”), studied and determined the time, technical path and route of the Company to achieve carbon peak, and conducted target decomposition. We checked ground carbon to get a clear picture of its emissions. We promoted the first batch of energy-saving renovation work for buildings, to upgrade ecological environmental protection and energy management systems. II. CONSOLIDATE AND EXPAND THE PROGRESS IN POVERTY ALLEVIATION AND RURAL REVITALIZATION In the first half of 2023, the Group strengthened its systematic planning to consolidate and expand the progress in poverty alleviation and rural revitalization, enhanced its efforts to organize and implement assistance projects and activities, and continued to implement the projects in accordance with the characteristic assistance model of CSA, thereby demonstrating that “rural revitalization is the responsibility of CSA”). 1. Strengthened Projects Supervision, Effectively Promoted Implementation and Realisation of Projects During the reporting period, the Group urged all assistance points to implement assistance projects and continued to promote various measures in industry, education, talents, consumption, infrastructure and organizational assistance. The Group made great efforts to attract investment, creating 1,326 jobs in Pishan County. The Pixna Township Road Lighting Project was implemented, street lamps and light boxes were built, benefiting more than 9,000 villagers. 2. Enhanced Work Innovation, Deepened the Characteristics of CSA with High Quality During the reporting period, the Group deepened the characteristic assistance model, continued to enhance efforts in talent assistance and training, organized a “Revitalization”) themed flight, and invited 100 grassroots cadres from designated counties to Zhejiang University to carry out special training on rural revitalization and learn from the construction experience of Zhejiang national common prosperity demonstration zone. CSA cultural and sports summer camp activities were carried out to enrich students’ spiritual and cultural life. 48

Interim Report 2023 IMPORTANT MATTERS I. UNDERTAKINGS About Us Undertakings given by CSAH, the controlling shareholder of the Company during the reporting period or existing to the reporting period are as follows: Followup actions, Operating in case of Reason for undertakings Time and Fulfilment Strict not fulfilled not fulfilled Background of Type of Undertaking term of time limit, fulfilment in a timely in a timely Results undertaking undertaking party Content of undertaking undertaking if any in time, if any manner manner Undertaking related Other CSAH Upon completion of the share reform plan, and subject Long-term Yes Yes Nil Nil to share reform to compliance with the relevant laws and regulations Governance Corporate of the PRC, CSAH will support the Company in respect of the formulation and implementation of a management equity incentive system. Other undertaking Other CSAH CSAH and the Company entered into a Separation Long-term Yes Yes Nil Nil Agreement with regard to the definition and allocation of the assets and liabilities between CSAH and the Company on 25 March 1995 (amended Financial on 22 May 1997). According to the Separation Agreement, CSAH and the Company agreed to compensate the other party for the claims, liabilities Report and costs borne by such party as a result of the business, assets and liabilities held or inherited by CSAH and the Company pursuant to the Separation Agreement. [Graphic Appears Here] [Graphic Appears Here] [Graphic Appears Here] [Graphic Appears Here] 49

China Southern Airlines Company Limited IMPORTANT MATTERS Followup actions, in case of Reason for undertakings Time and Fulfilment Strict not fulfilled not fulfilled Background of Type of Undertaking term of time limit, fulfilment in a timely in a timely undertaking undertaking party Content of undertaking undertaking if any in time, if any manner manner Other undertaking Other CSAH The relevant undertakings under the Financial Services Long-term Yes Yes Nil Nil Framework Agreement entered into between the Company and Finance Company include: A. Finance Company is an enterprise group finance company duly incorporated under the “Administrative Measures for Enterprise Group Finance Companies”) and other relevant laws and regulations, whose principal business is to provide finance management services, such as deposit and financing for the members of the Group and the relevant capital flows are kept within the Group; B. the operations of Finance Company are in compliance with the requirements of the relevant laws and regulations and well-performed, therefore the deposits placed with and borrowings from Finance Company by the Company are secured. In future, Finance Company will continue to operate in strict compliance with the requirements of the relevant laws and regulations; C. in respect of the Company’s deposits with and borrowings from Finance Company, the Company will continue to implement its internal procedures and make decision on its own in accordance with relevant laws and regulations and the Articles of Association, and CSAH will not intervene in the relevant decision-making process of the Company; and D. CSAH will continue to fully respect the rights of the Company to manage its own operations, and will not intervene in the daily business operations of the Company. 50

Interim Report 2023 Followup actions, About Us in case of Reason for undertakings Time and Fulfilment Strict not fulfilled not fulfilled Background of Type of Undertaking term of time limit, fulfilment in a timely in a timely Operating undertaking undertaking party Content of undertaking undertaking if any in time, if any manner manner Other Undertaking Resolving CSAH In respect of the connected transaction entered into Long-term Yes Yes Nil Nil defects between the Company and CSAH on 14 August in land 2007 in relation to the sale and purchase of various Results and other assets, the application for building title certificates for properties eight properties of Air Catering (with a total gross floor area of 8,013.99 square meters) and 11 properties of the Training Centre (with a total gross floor area of GovernanceCorporate 13,948.25 square meters) have not been made for various objective reasons. On 19 December 2019, the Company received the Undertaking Letter on Building Title Certificates Application Work of Air Catering and Training Centre (???.? ?C???*l?*Y?UL?) from CSAH, Financial the controlling shareholder of the Company. So far, the application for building title certificates for 12 properties aforementioned has been completed with a total gross floor area of 14,178.25 s.q.m. Report The main reason for the incomplete application of the remaining property title certificates is that the land where the property is located is leased land. Due to the change of relevant laws, regulations and policies, the application for the property title certificates cannot be made. CSAH undertook with the Company that: (1) in the case that the application of the title certificate for related property is allowed due to subsequent policy changes, all the costs and expenses arising from the application of the relevant title certificates would be borne and paid by CSAH; (2) if any third party claimed against the Company as a result of the properties not having the title certificates, or the title defect of the properties having an effect on the daily operation of the Company and giving rise to loss, such loss shall be borne by CSAH and CSAH shall have no right to seek recovery from the Company. [Graphic Appears Here] [Graphic Appears Here] [Graphic Appears Here] [Graphic Appears Here] 51

China Southern Airlines Company Limited IMPORTANT MATTERS Followup actions, in case of Reason for undertakings Time and Fulfilment Strict not fulfilled not fulfilled Background of Type of Undertaking term of time limit, fulfilment in a timely in a timely undertaking undertaking party Content of undertaking undertaking if any in time, if any manner manner Other undertaking Other CSAH Other Undertaking Resolving The Company defects in land and other properties On 7 February 2018, the Company received an Long-term Yes Yes Nil Nil undertaking letter from CSAH, the controlling shareholder of the Company, in respect of certain land and properties without having ownership certificates by the Company, details of which are set out as follows: as at 30 September 2017, the Company and its branches, offices held 3 parcels of land (with a total area of 181,350.42 square meters) and 342 properties (with a total area of 244,228.08 square meters), being land and properties allocated to the Company from CSAH on different occasions. The registration of the abovementioned land and properties has not been completed to change the title to the applicant. These land and properties were transferred under the Separation Agreement, Agreement regarding the Reorganisation of China Northern Airlines Company and Xinjiang Airlines Company and Assets Sale & Purchase Agreement entered into between the Company and CSAH in 1997, 2004 and 2007, respectively. CSAH undertook that if any third party claimed against the Company as a result of the land and properties without having the ownership certificates, or the title defect of the land and properties having an effect on the daily operation of the Company and giving rise to loss, such loss shall be borne by CSAH and CSAH shall have no right to seek recovery from the Company. The Company issued an undertaking to General Long-term Yes Yes Nil Nil Aviation Limited in August 2022 that the Company has injected the relevant assets and liabilities into General Aviation Limited on 1 July 2016 and General Aviation Limited has received all the assets and actually owned, controlled and used. In the event that any third party claims rights against General Aviation Limited due to defective property rights or General Aviation Limited suffers losses due to defective property rights affecting the normal business operations of General Aviation Limited, such losses shall be borne by the Company and the injected assets may be replaced in an appropriate manner if necessary. 52

Interim Report 2023 Followup actions, About Us in case of Reason for undertakings Time and Fulfilment Strict not fulfilled not fulfilled Background of Type of Undertaking term of time limit, fulfilment in a timely in a timely Operating undertaking undertaking party Content of undertaking undertaking if any in time, if any manner manner Other undertaking Other The Company The Company makes the following undertakings in Shares of CSA Yes Yes Nil Nil connection with the proposed application of CSA Logistics Logistics for an initial public offering of RMB ordinary held by the Results shares (A shares) and listing on the main board of Company the Shanghai Stock Exchange: within Within 36 months from the date of listing of CSA two years Logistics’ shares on the Shanghai Stock Exchange, after the GovernanceCorporate the Company shall not transfer or entrust others to expiration of manage the shares directly and/or indirectly held the lock-up by the Company in CSA Logistics issued prior to period the offering and listing, nor shall CSA Logistics repurchase such shares. Within 6 months from the date of listing of CSA Financial Logistics’ shares on the Shanghai Stock Exchange, if the closing price of CSA Logistics’ shares is lower than the issue price for 20 consecutive trading days, or the closing price of CSA Logistics’ shares is lower Report than the issue price at the end of 6 months upon listing (if the day is not a trading day, it is the first trading day after that day), the lock-up period for the Company to hold CSA Logistics’ shares will be automatically extended for six months. If CSA Logistics performs any ex-right or ex-dividend event, including dividend distribution, issuance of bonus shares, capitalization of capital reserves after listing, the above issue price is the price after ex-dividend and ex-right. If the shares held by the Company are reduced within two years after the expiration of the lockup period (excluding the shares of CSA Logistics newly purchased by the Company from the open market upon the listing of CSA Logistics), the price of the shares reduced shall not be lower than the issue price of the shares listed in this offering. If CSA Logistics performs any ex-right or ex-dividend event, including dividend distribution, issuance of bonus shares, capitalization of capital reserves after listing, the above issue price is the price after ex-dividend and ex-right. [Graphic Appears Here] [Graphic Appears Here] [Graphic Appears Here] [Graphic Appears Here] 53

China Southern Airlines Company Limited IMPORTANT MATTERS II. MISAPPROPRIATION OF THE COMPANY’S FUNDS BY ITS CONTROLLING SHAREHOLDER AND RELATED PARTIES FOR NON-OPERATIONAL PURPOSE DURING THE REPORTING PERIOD During the reporting period, there was no misappropriation of the Company’s funds by its controlling shareholder or its related parties for non-operational purpose. III. GUARANTEES IN VIOLATION During the reporting period, the Company did not provide external guarantees in violation of any specified decision-making procedures. IV. APPOINTMENT AND DISMISSAL OF AUDITORS At the thirteenth meeting of the ninth session of the Board of the Company held on 28 March 2023, the Board considered and approved the proposed appointment of KPMG Huazhen LLP to provide professional services to the Company for its domestic financial reporting and internal control reporting, U.S. financial reporting and internal control reporting for the year 2023 and KPMG to provide professional services to the Company for its Hong Kong financial reporting for the year 2023. On 27 June 2023, the above-mentioned resolution was considered and passed at 2022 annual general meeting. V. BANKRUPTCY OR RESTRUCTURING EVENTS During the reporting period, the Company was not involved in any bankruptcy or restructuring events. VI. MATERIAL LITIGATIONS AND ARBITRATIONS During the reporting period, the Company was not involved in any material litigation or arbitration. VII. SUSPECTED VIOLATION OF LAWS AND REGULATIONS BY, PUNISHMENT ON AND RECTIFICATION OF THE COMPANY AND ITS DIRECTORS, SUPERVISORS, SENIOR MANAGEMENT, CONTROLLING SHAREHOLDER AND DE FACTO CONTROLLER During the reporting period, the Company did not have the above-mentioned situation. VIII.DESCRIPTION OF THE COMMERCIAL CREDIBILITY OF THE COMPANY AND ITS CONTROLLING SHAREHOLDER, DE FACTO CONTROLLER DURING THE REPORTING PERIOD During the reporting period, the Company did not involve in the above-mentioned situation. 54

Interim Report 2023

About Us
Operating Results
Corporate Governance
Financial Report

IX. MATERIAL CONNECTED TRANSACTIONS

(I) Share Issuance

1. Share Issuance in 2020

On 27 December 2019, the Company's 2019 second extraordinary general meeting, the 2019 first class meeting for holders of A shares, and the 2019 first class meeting for holders of H shares considered and approved the resolution to issue not more than 2,453,434,457 A shares (including 2,453,434,457 A shares) to CSAH ("2020 A Share Issuance") and enter into the A shares subscription agreement with CSAH and the resolution to issue not more than 613,358,614 H shares (including 613,358,614 H shares) to Nan Lung (a wholly-owned subsidiary of CSAH) ("2020 H Share Issuance") and to enter into the H shares subscription agreement with Nan Lung. The proceeds from the 2020 A Share Issuance will be utilised in the procurement of aircraft and the repayment of the Company's borrowings, and the proceeds from the 2020 H Share Issuance will be utilised to supplement the general working capital of the Company.

On 15 April 2020, the Company issued 608,695,652 H shares in total to Nan Lung at the issue price of HK$5.75 per H share pursuant to the subscription agreement dated 30 October 2019 entered into between the Company and Nan Lung. The net price of each new H share issued under the 2020 H Share Issuance was HK$5.74 per H share. The gross proceeds and the net proceeds raised from the 2020 H Share Issuance were HK$3,499,999,999 and RMB3,175,094,454.53 respectively. As of 30 June 2023, all proceeds raised from the 2020 H Share Issuance has been fully utilized. The use of proceeds utilized was consistent with the intended use of proceeds as previously disclosed.

On 18 June 2020, the Company issued 2,453,434,457 A shares in total to CSAH at the issue price of RMB5.21 per A share pursuant to the subscription agreement dated 30 October 2019 entered into between CSAH and the Company. The net price of each new A share issued under the 2020 A Share Issuance was RMB5.21 per A share. The use of proceeds utilized was consistent with the intended use of proceeds as previously disclosed.

Particulars of gross proceeds and the use of proceeds from the 2020 A Share Issuance:

Gross proceeds from the 2020 A Share Issuance (RMB)	Intended use of the proceeds as previously disclosed	Utilised proceeds as of 30 June 2023 (RMB)	Unutilised proceeds as of 30 June 2023 (RMB)	Expected timeline for the use of unutilised proceeds
12,782,393,520.97	Procurement of aircraft	8,070,415,000.31	1,205,670,313.11	On or before 31 December 2024 (Note 1)
	Repayment of the Company's borrowings	3,500,000,000.00	0	Not applicable

Notes: 1. The expected timeline for the use of untilised proceeds is determined based on the expected timeline for the Group's aircraft introduction as at the date of this report.

2. The total amount of funds raised from 2020 Non-public Issuance of A Shares was RMB12,782,393,520.97. After deducting the underwriting expenses of RMB2,000,000.00 (including VAT), the net cash subscription amount actually received was RMB12,780,393,520.97. After deducting other issuance expenses of RMB4,308,207.55 (including VAT) payable by the Company from the net cash subscription amount, the actual net proceeds raised was RMB12,776,085,313.42.

55

China Southern Airlines Company Limited IMPORTANT MATTERS 2. Proposed Share Issuance On 31 May 2023, the Board of the Company resolved to put forward to the extraordinary general meeting and class meetings to approve and authorize the Board of the Company to issue not more than 5,436,269,319 new A Shares (including 5,436,269,319 A Shares) to not more than 35 specific investors (including CSAH) at the A Share subscription price (the “A Share Issuance”)), and as part of the A Share Issuance, to enter into the A Share subscription agreement (the “A Share Subscription Agreement”)) with CSAH, pursuant to which CSAH will subscribe for new A Shares at the A Share subscription price in the amount of not less than RMB5,000 million and not more than RMB10,000 million. The total funds to be raised from the A Share Issuance will be not more than RMB17,500 million (including RMB17,500 million), which will be utilised to purchase new aircraft and supplement the general working capital of the Company. On the same day, the Board of the Company also resolved to put forward to the extraordinary general meeting to approve the issuance of not more than 855,028,969 new H Shares (including 855,028,969 H Shares) to Nan Lung (a wholly-owned subsidiary of CSAH) at the H Share subscription price (the “H Share Issuance”), together with the “A Share Issuance”) referred to as the “Proposed Share Issuance”)) and to enter into the H Share subscription agreement (the “H Share Subscription Agreement”)) with Nan Lung, and the total funds to be raised from the Issuance will be utilised to supplement the general working capital of the Company. The total funds to be raised from the H Share Issuance will be not more than HK$2,900 million (including HK$2,900 million). The aggregate nominal value of the new A Shares and new H Shares to be issued under the Proposed Share Issuance is not more than RMB6,291,298,288. The net price of each new A Share and new H Share to be issued under the Proposed Share Issuance will be determined and disclosed upon completion of the A Share Issuance and the H Share Issuance, respectively, as well as the determination of the relevant expenses incurred or to be incurred in relation to the Proposed Share Issuance in accordance with the requirements of the Listing Rules. The A Share Issuance and the H Share Issuance are not inter-conditional upon each other. The new A Shares to be issued pursuant to the A Share Issuance will be allotted and issued under the specific mandate sought from the independent shareholders at the extraordinary general meeting and class meetings. The new H Shares to be issued pursuant to the H Share Issuance will be allotted and issued under the general mandate, and are subject to independent shareholders’ approval at the extraordinary general meeting. 56

Interim Report 2023 The other specific investors for the A Share Issuance shall include securities investment and fund management companies, securities companies, trust companies, financial companies, insurance institutional investors, qualified foreign institutional investors, and other domestic legal entity investors, natural persons or other qualified investors that satisfy the requirements of CSRC. Securities investment and fund management company, securities company, qualified foreign institutional investor and Renminbi qualified foreign institutional investor subscribing for the Shares through more than two products under their management shall be regarded as one subscriber under the A Share Issuance. Trust companies, as subscribers under the A Share Issuance, are limited to use their own funds to subscribe for the Shares. The A Share subscription price shall be not less than the higher of (i) 80% of the average trading price of the A Shares as quoted on the Shanghai Stock Exchange in the 20 trading days immediately prior to the first day of the A Share Issuance period ( the “Price Benchmark Date”)), and (ii) the latest audited net asset value per Share attributable to equity shareholders of the Company prior to the issuance (rounded up to the nearest two decimal places). The average trading price of the A Shares in the 20 trading days preceding the Price Benchmark Date of new A Shares equals to the total trading amount of A Shares traded in the 20 trading days preceding the Price Benchmark Date divided by the total volume of A Shares traded in the 20 trading days preceding the Price Benchmark Date. The closing price of each A Share quoted on the SSE on 31 May 2023 was RMB6.27. Where there are any ex-right or ex-dividend events, including distribution of dividend, bonus issue, rights issue, and transfer to share capital from capital reserve, during the period from the balance sheet date of the Company’s latest audited financial report to the date of the A Share Issuance, the abovementioned audited net asset value per Share will be adjusted accordingly. Where there are ex-right or ex-dividend events including distribution of cash dividend, bonus issue and transfer to share capital from capital reserve during the period from the Price Benchmark Date to the date of the A Share Issuance, the A Share subscription price shall be adjusted in view of the ex-right or ex-dividend events. The adjustment methods are set out as follows: 1. When distributing cash dividends only, the adjustment formula will be: P1 = P0—D 2. When issuing bonus shares or capitalising capital reserve, the adjustment formula will be: P1 = P0/(1 + N) 3. When distributing cash dividends, issuing bonus shares or capitalising capital reserve were performed simultaneously, the adjustment formula will be: P1 = (P0—D)/(1 + N) whereas P1 represents the adjusted issue price, P0 represents the issue price before adjustment, D represents cash dividends per Share and N represents the number of bonus shares per Share or number of Shares resulting from capitalisation of capital reserve to be issued for each Share. Based on the above pricing mechanism, the final A Share subscription price will be determined by the Board or its authorised person(s) within the authorisation of the extraordinary general meeting upon discussions with the sponsor (the lead underwriter) based on the subscription quotations in accordance with the relevant laws and regulations and the requirements of regulatory authorities after the A Share Issuance has been reviewed and approved by the SSE and approved by the CSRC for registration. [Graphic Appears Here] 57

China Southern Airlines Company Limited IMPORTANT MATTERS The H Share subscription price shall be the higher of (i) the average trading price of the H Shares as quoted on the Stock Exchange in the 20 Hong Kong trading days immediately prior to the date of the Board meeting approving the H Share Issuance (i.e., 31 May 2023, the “Board Meeting Date”)), and (ii) the latest audited net asset value per Share attributable to equity shareholders of the Company in HK$ calculated based on the median exchange rate announced by the People’s Bank of China on the Board Meeting Date (HK$1=RMB0.90372) (rounded up to the nearest two decimal places) prior to the H Share Issuance. The average trading price of the H Shares in the 20 Hong Kong trading days preceding the Board Meeting Date equals to the total trading amount of H Shares traded in the 20 Hong Kong trading days preceding the Board Meeting Date divided by the total volume of H Shares traded in the 20 Hong Kong trading days preceding the Board Meeting Date. Where there are any ex-right or ex-dividend events, including distribution of dividend, bonus issue, rights issue, and transfer to share capital from capital reserve, during the period from the balance sheet date of the Company’s latest audited financial report to the date of issuance of such new H Shares, the abovementioned audited net asset value per Share attributable to equity shareholders of the Company will be adjusted accordingly. The average trading price of the H Shares in the 20 Hong Kong trading days preceding the Board Meeting Date is HK$4.98 per Share. Where there are ex-right or ex-dividend events including distribution of dividend, bonus issue, rights issue, and transfer to share capital from capital reserve during the period from the Board Meeting Date to the date of issue of the new H Shares, the H Share subscription price shall be adjusted in view of the ex-right or ex-dividend events. The adjustment methods are set out as follows: 1. When distributing cash dividends only, the adjustment formula will be: P1 = P0—D 2. When issuing bonus shares or capitalising capital reserve, the adjustment formula will be: P1 = P0/(1 + N) 3. When conducting rights issue, the adjustment formula will be: P1 = (P0 +A ? K)/(1 + K) 4. When distributing cash dividends, issuing bonus shares or capitalising capital reserve, and conducting rights issue were performed simultaneously, the adjustment formula will be: P1 = (P0—D +A ? K)/(1 + K + N) whereas P0 represents the issue price before adjustment, P1 represents the adjusted issue price, D represents cash dividends per Share, N represents the number of bonus shares per Share or number of Shares resulting from capitalisation of capital reserve to be issued for each Share, K represents the number of rights shares to be issued for each Share, and A represents the subscription price of the rights shares. In addition, pursuant to Rule 13.36(5) of the Listing Rules, the H Share subscription price shall not represent a discount of 20% or more to the higher of (i) the closing price of the H Shares on the date of the H Share Issuance being approved by the Board (i.e. 31 May 2023), and (ii) the average closing price of the H Shares in the five trading days immediately prior to the date of such Board’s approval. Accordingly, the H Share subscription price in any event shall be higher than HK$3.744, which represents a discount of 20% of the higher of: (a) the closing price of HK$4.51 per H Share quoted on the Stock Exchange on the date of the H Share Subscription Agreement; and (b) the average closing price of HK$4.68 per H Share as quoted on the Stock Exchange for the five trading days immediately prior to the date of the H Share Subscription Agreement. The proceeds from the Proposed Share Insurance, after deduction of expenses for issuance, will be used to purchase new aircraft and supplement the general working capital, which will be able to expand the scale of the Company’s fleet, optimize the age structure of the aircraft, enhance the level of aviation capacity, and lay the foundation for increasing the frequency density of existing flight routes and opening new flight routes, as well as to enhance the capital strength and asset volume of the Company and alleviate the pressure brought by the capital demand from the daily operation of the Company. At the same time, the availability of the raised funds will help consolidate the Company’s foundation of business development, strengthen the Company’s core competitiveness and profitability, promote the sustained and rapid growth of the Company’s principal business, provide capital guarantee for the Company’s further expansion and growth, which has important strategic significance for the realization of the Company’s long-term sustainable development. As CSAH and Nan Lung are willing to inject further funding to the Company, the Directors consider that it is in the interests of the Company to raise capital directly from CSAH, Nan Lung and other specific investors by way of issuance to specific investors. 58

Interim Report 2023 The A Shares Subscription Agreement shall take effect after the satisfaction of the following conditions: (1) the approval of the Board, the approval at the extraordinary general meeting and Shareholders class meetings of the About Us A Share Issuance under the A Shares Subscription Agreement have been obtained; (2) the approval by the board of directors of CSAH or the regulatory authority stipulated in the articles of association of CSAH of the subscription of the new A Shares under the A Shares Subscription Agreement by CSAH has been obtained; Operating (3) all necessary licences, authorisations, permits, consents and other forms of approvals from the relevant approval authorities, including but not limited to the competent authorities performing the duties of supervision and administration of state-owned assets, for the A Share Issuance contemplated under the A Shares Subscription Agreement have been Results obtained; and (4) The A Share Issuance was approved by the Shanghai Stock Exchange and approved by the CSRC. GovernanceCorporate The H Shares Subscription Agreement shall take effect after the satisfaction of the following conditions: (1) the approval of the Board and the approval of the shareholders of the Company at the extraordinary general meeting of the H Share Issuance under the H Share Subscription Agreement have been obtained; (2) the approvals by the respective boards of directors of Nan Lung and CSAH of the subscription of new H Shares under Financial the H Share Subscription Agreement by Nan Lung have been obtained; (3) all necessary licences, authorisations, permits, approval, filing and other related pre-approval or registration processes from the relevant approval authorities, including but not limited to the competent authorities performing the duties Report of supervision and administration of state-owned assets, CSRC and the Stock Exchange, for the H Share Issuance contemplated under the H Shares Subscription Agreement have been obtained; and [Graphic Appears Here] [Graphic Appears Here] [Graphic Appears Here] [Graphic Appears Here] (4) the Listing Committee of the Stock Exchange granting approval for the listing of, and permission to deal in, the new H Shares. On 3 August 2023, the aforesaid A Share Issuance and H Share Issuance were considered and approved at the Company’s 2023 second extraordinary general meeting, the 2023 first class meeting for holders of A shares, and the 2023 first class meeting for holders of H shares. As at the date of this report, no A Shares or H Shares have been issued pursuant to the Proposed Share Issuance. For details of the Proposed Share Issuance, please refer to the announcement of the Company dated 31 May 2023 and the circular of the Company dated 19 June 2023. (II) A Share Convertible Bonds Issuance On 14 May 2020, the thirteenth meeting of the eighth session of the Board of the Company considered and approved, among others, the relevant resolutions on the issuance plan of the convertible bonds in the total amount of not more than RMB16 billion (including RMB16 billion) which are convertible into new A shares and proposed to be issued by the Company within the PRC (the “A Share Convertible Bonds”)) and the possible subscription for the A Share Convertible Bonds by CSAH. On 15 October 2020, the Company has completed the public issuance of 160 million A Share Convertible Bonds in the total amount of RMB16 billion with a nominal value of RMB100 each and the initial conversion price of RMB6.24 per share, out of which CSAH subscribed for 101,027,580 A Share Convertible Bonds. 59

China Southern Airlines Company Limited

IMPORTANT
MATTERS

Pursuant to the approval by the Self-discipline Supervision Decision [2020] No. 355 issued by the SSE, the A Share Convertible Bonds were listed on the SSE since 3 November 2020 with the bond abbreviation of "Nanhang Convertible Bonds (南航轉債)" and the bond code of "110075".

On 21 April 2021, the conversion of the A Share Convertible Bonds was commenced, with the initial conversion price being RMB6.24 per share and the conversion period being from 21 April 2021 to 14 October 2026. With effect from 28 November 2022, the conversion price was adjusted to RMB6.17 per share.

The use of proceeds utilized was consistent with the intended use of proceeds as previously disclosed.

Gross proceeds and the use of proceeds from the issuance of the A Share Convertible Bonds:

Gross proceeds from the A Shares Convertible Bonds issuance (RMB)	Intended use of the proceeds as previously disclosed	Utilised proceeds as of 30 June 2023 (RMB)	Unutilised proceeds as of 30 June 2023 (RMB)	Expected timeline for the use of unutilised proceeds
16,000,000,000.00	Purchasing aircraft and aviation equipment and maintenance projects	9,291,383,381.91	1,251,992,026.09	On or before 30 September 2025 (Note 1)
	Introduction of spare engines	636,228,511.72	0	Not applicable
	Supplementing working capital	4,800,000,000.00	0	Not applicable

Notes: 1. The expected timeline for the use of untilised proceeds is determined based on the expected time for the Group's purchasing of aviation equipment and maintenance as at the date of this report.

2. The total amount of funds raised from 2020 Public Issuance of A Share Convertible Bonds was RMB16,000,000,000.00. After deducting the underwriting expenses of RMB17,691,726.00 (including VAT), the net cash subscription amount actually received was RMB15,982,308,274.00. After deducting other issuance expenses of RMB2,704,354.28 (including VAT) paid by the Company from the net cash subscription amount, the actual net proceeds raised was RMB15,979,603,919.72.

As of 30 June 2023, the A Share Convertible Bonds with a nominal value of RMB5,896,322,000 were outstanding. If the outstanding A Share Convertible Bonds were fully converted during the reporting period based on the conversion price of RMB6.17 per share, the Company would have issued approximately 955,643,760 A shares and the total issued shares of the Company would have increased to approximately 19,076,549,270 shares, while the shares held by the controlling shareholder of the Company, CSAH, would have decreased to approximately 63.18% of the total issued shares of the Company. The A Share Convertible Bonds may be conditionally redeemed by the Company during the conversion period. It is expected that the full redemption of the outstanding A Share Convertible Bonds during the reporting period would not have material adverse impact on the financial and liquidity position of the Company. Please refer to notes 12 and 17 to the interim financial report prepared under International Accounting Standard 34 and the section headed "Related Information of Bonds – II. Convertible Bonds" for the dilution impact on loss per share may be brought by the full conversion of the outstanding A Share Convertible Bonds during the reporting period and other details of the A Share Convertible Bonds.

(III) Amounts due to or from Related Parties

Nil.

60

Interim Report 2023

About Us
Operating Results
Corporate Governance
Financial Report

(IV) Financial Business between the Company and Its Related Financial Company, and between Financial Company Controlled by the Company and Related Parties

1. Deposits Business

Unit: RMB million

Related party	Related party relationship	The maximum daily deposit limit	Deposit interest rate range	Balance at the beginning of the period	Amount incurred during the period: Total amount deposited during the current period	Amount incurred during the period: Total amount withdrawn during the current period	Balance at the end of the period
Finance Company	The same controlling shareholder	20,000	0.49%-2.1%	14,118	266,095	273,371	6,842
Total	/	/	/	14,118	266,095	273,371	6,842

Note: The deposit interest rate range does not include small foreign currency deposits.

2. Loan Business

Unit: RMB million

Related party	Related party relationship	Loan limit	Loan interest rate range	Balance at the beginning of the period	Amount incurred during the period: Total loans during the current period	Amount incurred during the period: Total repayment during the current period	Balance at the end of the period
Finance Company	The same controlling shareholder	20,000	2.9%-3.3%	6,363	6,615	6,194	6,784
Total	/	/	/	6,363	6,615	6,194	6,784

3. Credit Business and Other Financial Business

Unit: RMB million

Related party	Related party relationship	Type of business	Total amount	Amount incurred
Finance Company	The same controlling shareholder	Service charge	7.5	1

61

China Southern Airlines Company Limited IMPORTANT MATTERS X. MAJOR CONTRACTS (I) Trust, Sub-contracting and Lease During the reporting period, the Company did not enter into any trust or sub-contracting arrangement. Please refer to the sections headed “Summary of Fleet Data”) in “Principal Accounting Information and Financial Indicators”) and “Connected Transactions Related to Daily Operation”) in “Important Matters”) for matters related to the Company’s lease transactions during the reporting period. (II) Guarantee Unit: RMB million Total amount of external guarantees provided by the Company (not including guarantees provided for its subsidiaries) Relationship Commencement Guarantee between date of Counter provided to guarantor guarantee Commencement Expiry Principal Overdue guarantee the related and listed Guaranteed (agreement date of date of Type of guaranteed Collaterals Guarantee Overdue, amount of available, parties, Related party Guarantor company Guarantee amount execution date) guarantee guarantee guarantee debt (if any) fully fulfilled? if any guarantee if any if any relationship The Company / Self-sponsored 114.04 30 June 2008 30 June 2008 1 January Joint liability / / Partial Partial 21.13 Yes No / trainee 2031 guarantee performance performance pilots of the completed of joint liability Company guarantee Xiamen Airlines / Half self- 1.55 4 May 2010 4 May 2010 6 July 2025 Joint liability / / Partial Partial 1.38 Yes No / sponsored guarantee performance performance trainee pilots completed of joint liability of Xiamen guarantee Airlines Total guarantees incurred during the reporting period (excluding those provided to subsidiaries) 0 Total balance of guarantees as at the end of the reporting period (A) (excluding those provided to subsidiaries) 116 Guarantees provided by the Company to subsidiaries Total guarantees to subsidiaries incurred during the reporting period 0 Total balance of guarantees to subsidiaries as at the end of the reporting period (B) 42,943 Aggregate guarantees provided by the Company (including those provided to subsidiaries) Aggregate guarantees (A+B) 43,059 Percentage of aggregate guarantees to net assets of the Company (%) 112.27 Representing: Amount of guarantees provided to shareholders, de facto controller and their related parties (C) 0 Amount of debts guarantees directly or indirectly provided to guaranteed parties with gearing ratio over 70% (D) 0 Excess amount of aggregate guarantees over 50% of net assets (E) 0 Aggregate amount of the above three categories (C+D+E) 0 Statement on the contingent joint and several liability in connection with unexpired guarantees / Statement on guarantees Nil 62

Interim Report 2023

About Us
Operating Results
Corporate Governance
Financial Report

The table below sets out the guarantees provided for SPVs by the Group as of the date of this report:

No.	Established SPV	Actually Provided (Yes/no)	Guaranteed Amount (US$100 million)
1	China Southern Airlines No. 1	Yes	1.50
2	China Southern Airlines No. 2	Yes	1.40
3	China Southern Airlines No. 3	Yes	3.28
4	China Southern Airlines No. 5	Yes	0.92
5	China Southern Airlines No. 6	Yes	0.35
6	China Southern Airlines No. 7	Yes	0.35
7	China Southern Airlines No. 8	Yes	0.35
8	China Southern Airlines No. 9	Yes	5.88
9	China Southern Airlines No. 10	Yes	5.17
10	China Southern Airlines No. 11	Yes	2.98
11	China Southern Airlines No. 12	Yes	0.25
12	China Southern Airlines No. 13	Yes	0.25
13	China Southern Airlines No. 14	Yes	0.33
14	China Southern Airlines No. 15	Yes	3.11
15	China Southern Airlines No. 16	Yes	5.26
16	China Southern Airlines No. 17	Yes	1.49
17	China Southern Airlines No. 18	Yes	2.50
18	China Southern Airlines No. 19	Yes	0.51
19	China Southern Airlines No. 20	Yes	0.51
20	China Southern Airlines No. 21	Yes	0.48
21	China Southern Airlines No. 22	Yes	0.48
22	China Southern Airlines No. 23	Yes	0.48
23	China Southern Airlines No. 24	Yes	2.78
24	China Southern Airlines No. 25	Yes	2.04
25	China Southern Airlines No. 26	Yes	4.73
26	Chongqing Airlines No.1	Yes	3.52
27	Chongqing Airlines No.2	Yes	0.32
28	Xiamen Airlines No.1	Yes	0.64
29	Xiamen Airlines No.2	Yes	0.10
30	Xiamen Airlines No.3	Yes	0.10
31	Xiamen Airlines No.4	Yes	0.19
32	Xiamen Airlines No.5	Yes	0.19
33	Xiamen Airlines No.6	Yes	0.20
34	Xiamen Airlines No.7	Yes	0.11
35	Xiamen Airlines No.8	Yes	0.19
36	Xiamen Airlines No.9	Yes	0.19
37	Xiamen Airlines No.10	Yes	0.19
38	Xiamen Airlines No.11	Yes	0.19
39	Xiamen Airlines No.12	Yes	0.08
40	Xiamen Airlines No.13	Yes	0.19
41	Xiamen Airlines No.14	Yes	0.18
42	Xiamen Airlines No.15	Yes	0.18
43	Xiamen Airlines No.16	Yes	0.09
44	Xiamen Airlines No.17	Yes	0.08
45	Xiamen Airlines No.18	Yes	0.66
Total	/	/	54.97

63

China Southern Airlines Company Limited IMPORTANT MATTERS Note: Pursuant to the authorization of the 2022 annual general meeting, Xiamen Airlines adjusted the guarantee limits of Xiamen Airlines No. 1, Xiamen Airlines No.3, Xiamen Airlines No.17 and Xiamen Airlines No.18 to US$64 million, US$10 million, US$8 million and US$66 million, respectively, within the authorized guarantee limit of RMB3,560 million or equivalent foreign currency. The total guarantee amounts actually provided for the aforementioned 45 SPVs by the Company and its subsidiaries, i.e. Xiamen Airlines and Chongqing Airlines, are US$5.497 billion (equivalent to approximately RMB39.720 billion, calculated based on the Renminbi central parity rate of US$1=RMB7.2258 published by the People’s Bank of China on 30 June 2023), which are within the scope of the authorized guarantee amount approved by the general meeting of the Company. XI. CIRCUMSTANCES, REASONS AND EFFECT OF CHANGES IN ACCOUNTING POLICIES, ACCOUNTING ESTIMATES AND ACCOUNTING METHODS COMPARED WITH THE PREVIOUS ACCOUNTING PERIOD (a) New and amended IFRSs The Group has applied the following new and amended IFRSs issued by the IASB to this interim financial report for the current accounting period: IFRS 17, Insurance contracts Amendments to IAS 8, Accounting policies, changes in accounting estimates and errors: Definition of accounting estimates Amendments to IAS 12, Income taxes: Deferred tax related to assets and liabilities arising from a single transaction Amendments to IAS 12, Income taxes: International tax reform—Pillar Two model rules The Group has not applied any new standard or interpretation that is not yet effective for the current accounting period. Impacts of the adoption of the new and amended IFRSs are discussed below: IFRS 17, Insurance contracts IFRS 17, which replaces IFRS 4, sets out the recognition, measurement, presentation and disclosure requirements applicable to issuers of insurance contracts. The standard does not have a material impact on these financial statements as the Group does not have contracts within the scope of IFRS 17. Amendments to IAS 8, Accounting policies, changes in accounting estimates and errors: Definition of accounting estimates The amendments provide further guidance on the distinction between changes in accounting policies and changes in accounting estimates. The amendments do not have a material impact on these financial statements as the Group’s approach in distinguishing changes in accounting policies and changes in accounting estimates is consistent with the amendments. 64

Interim Report 2023 Amendments to IAS 12, Income taxes: Deferred tax related to assets and liabilities arising from a single transaction About Us The amendments narrow the scope of the initial recognition exemption such that it does not apply to transactions that give rise to equal and offsetting temporary differences on initial recognition such as leases and decommissioning liabilities. For leases and decommissioning liabilities, the associated deferred tax assets and liabilities are required to be recognised from the beginning of the earliest comparative period presented, with any cumulative effect recognised as an adjustment Operating to retained earnings or other components of equity at that date. For all other transactions, the amendments are applied to those transactions that occur after the beginning of the earliest period presented. Prior to the amendments, the Group did not apply the initial recognition exemption to lease transactions and had recognised Results the related deferred tax, except that the Group previously determined the temporary difference arising from a right-of-use asset and the related lease liability on a net basis on the basis they arise from a single transaction. Following the amendments, the Group has determined the temporary differences in relation to right-of-use assets and lease liabilities separately. The change primarily impacts disclosures of components of deferred tax assets and liabilities in the annual financial statements, GovernanceCorporate but does not impact the overall deferred tax balances presented in the consolidated statement of financial position as the related deferred tax balances qualify for offsetting under IAS 12. Amendments to IAS 12, Income taxes: International tax reform—Pillar Two model rules Financial The amendments introduce a temporary mandatory exception from deferred tax accounting for the income tax arising from tax laws enacted or substantively enacted to implement the Pillar Two model rules published by the Organisation for Economic Co-operation and Development (“OECD”)) (income tax arising from such tax laws is hereafter referred to as “Pillar Two income taxes”)), including tax laws that implement qualified domestic minimum top-up taxes described in those rules. Report The amendments also introduce disclosure requirements about such tax. The amendments are immediately effective upon issuance and require retrospective application. The Group operates regional routes and international flights, and has overseas offices across all continents, which have recently enacted new tax laws to implement the Pillar Two model rules published by the OECD. The new tax laws take effect no early than 1 January 2024. As the new tax laws are not yet effective, the Group does not expect any current tax impact for the year ending 31 December 2023. 65

China Southern Airlines Company Limited IMPORTANT MATTERS (b) New HKICPA guidance on the accounting implications of the abolition of the MPF-LSP offsetting mechanism In June 2022, the Government of the Hong Kong SAR (the “Government”)) gazetted the Hong Kong Employment and Retirement Schemes Legislation (Offsetting Arrangement) (Amendment) Ordinance 2022 (the “Amendment Ordinance”)), which will eventually abolish the statutory right of an employer to reduce its long service payment (“LSP”)) and severance payment payable to a Hong Kong employee by drawing on its mandatory contributions to the mandatory provident fund (“MPF”)) scheme (also known as the “offsetting mechanism”)). The Government has subsequently announced that the Amendment Ordinance will come into effect from 1 May 2025 (the “Transition Date”)). Separately, the Government is also expected to introduce a subsidy scheme to assist employers after the abolition. Among other things, once the abolition of the offsetting mechanism takes effect, an employer can no longer use any of the accrued benefits derived from its mandatory MPF contributions (irrespective of the contributions made before, on or after the Transition Date) to reduce the LSP in respect of an employee’s service from the Transition Date. However, where an employee’s employment commenced before the Transition Date, the employer can continue to use the above accrued benefits to reduce the LSP in respect of the employee’s service up to that date; in addition, the LSP in respect of the service before the Transition Date will be calculated based on the employee’s monthly salary immediately before the Transition Date and the years of service up to that date. In July 2023, the HKICPA published “Accounting implications of the abolition of the MPF-LSP offsetting mechanism in Hong Kong”) that provides guidance on the accounting considerations relating to the offsetting mechanism and the abolition of the mechanism. In particular, the guidance indicates that entities may account for the accrued benefits derived from its mandatory MPF contributions that are expected to be used to reduce the LSP payable to an employee as deemed contributions by that employee towards the LSP. However, applying this approach, upon the enactment of the Amendment Ordinance in June 2022, it is no longer permissible to apply the practical expedient in paragraph 93(b) of IAS 19 and recognise such deemed contributions as reduction of current service cost in the period the related service is rendered, and any impact from ceasing to apply the practical expedient is recognised as a catch-up adjustment in profit or loss with a corresponding adjustment to the LSP liability during the year ended 31 December 2022. In this interim financial report and in prior periods, consistent with the HKICPA guidance the Group has been accounting for the accrued benefits derived from its mandatory MPF contributions that are expected to be used to reduce the LSP payable to an employee as deemed employee contributions towards the LSP. However, the Group has been applying the above-mentioned practical expedient. The Group has assessed the implications of this new guidance on the above accounting policies and has decided to change those accounting policies to conform with the guidance. The management has commenced the processes on implementing the change including additional data collection and impact assessment. However, the impact of the change is not reasonably estimable at the time this interim financial report is authorised for issue, as the Group has yet to fully complete its assessment of the impact of the HKICPA guidance. The Group expects to adopt this guidance with retrospective application in its annual financial statements for the year ending 31 December 2023. 66

Interim Report 2023 XII. ENTRUSTED WEALTH MANAGEMENT About Us Overall Condition of Entrusted Wealth Management Unit: RMB million Balance Type Source of funding Amount incurred not yet due Operating Large-value certificates of unutilised funds from the non-public deposit issuance of A shares 62.5 1,621.5 Seven-day notice deposit unutilised funds from the non-public Results issuance of A shares 26.4 0 Large-value certificates of unutilised funds from the public deposit issuance of A Share Convertible Bonds 1,760.0 1,882.0 GovernanceCorporate Note: The above amount is the net amount of the deposits invested and recovered during the reporting period Financial Report 67

China Southern Airlines Company Limited

CHANGES IN THE SHARE CAPITAL, SHAREHOLDERS' PROFILE AND DISCLOSURE OF INTERESTS

I. CHANGES IN SHARE CAPITAL

(I) Changes in Shareholdings

Unit: Share

	31 December 2022		Increase/(decrease)	30 June 2023	
	Number of Shares	Percentage (%)	during January to June 2023	Number of Shares	Percentage (%)
I. Shares subject to trading restrictions					
Shares held by state-owned legal entities	3,257,005,885	17.97	(2,453,434,457)	803,571,428	4.43
II. Shares not subject to trading restrictions					
1. RMB ordinary shares	10,219,889,517	56.40	2,453,447,257	12,673,336,774	69.94
2. Overseas-listed foreign shares	4,643,997,308	25.63	0	4,643,997,308	25.63
III. Total number of shares	18,120,892,710	100.00	12,800	18,120,905,510	100.00

(II) Description of Change in Shares

The Company publicly issued RMB16 billion Convertible Bonds with the bond abbreviation of "Nanhang Convertible Bonds (南航轉債)" on 15 October 2020. During the reporting period, the total number of shares being converted by the holders of "Nanhang Convertible Bonds (南航轉債)" was 12,800 shares. For details, please refer to the relevant announcements published by the Company on China Securities Journal, Shanghai Securities News and Securities Times and the website of the SSE.

On 17 June 2020, the Company issued 2,453,434,457 A shares to CSAH in a private placement, and the shares subscribed by CSAH shall not be listed for trading or transferred for 36 months from the date of closing of the issuance. During the reporting period, the above A shares were released due to the expiration of the lock-up period. For details, please refer to the relevant announcements disclosed by the Company on China Securities Journal, Shanghai Securities News, Securities Times and the website of the SSE on 14 June 2023.

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About Us
Operating Results
Corporate Governance
Financial Report

(III) Other Information Considered to be Discloseable by the Company or Required to be Disclosed by the Securities Regulatory Authorities

On 31 May 2023, the 15th meeting of the 9th session of the Board of the Company deliberated and agreed that the Company issued A shares to no more than 35 (inclusive) specific investors who met the conditions stipulated by the CSRC, including CSAH, with a total amount of funds raised not exceeding RMB17,500 million (inclusive), that CSAH intended to subscribe for the shares issued in cash for an amount of not less than RMB5,000 million (inclusive) and not more than RMB10,000 million (inclusive), and that the Company issued not more than 855,028,969 (inclusive) H shares to Nan Lung, with a total amount of funds raised not exceeding HK$2,900 million (inclusive). On 3 August 2023, the 2023 second extraordinary general meeting, 2023 first class meeting for holders of A Shares and 2023 first class meeting for holders of H Shares of the Company were held, at which the relevant matters were considered and approved. For details, please refer to the relevant announcements of the Company disclosed on China Securities Journal, Shanghai Securities News, Securities Times and the website of SSE on 1 June 2023 and relevant announcement of the Company disclosed on the website of Stock Exchange on 31 May 2023.

The Company will continue to fulfill its information disclosure obligations in accordance with relevant regulations.

(IV) Changes in Shares Subject to Trading Restrictions

Unit: Share

Name of shareholders	Number of shares subject to trading restrictions at the beginning of the reporting period	Number of shares unlocked during the reporting period	Increase in number of shares subject to trading restrictions during the reporting period	Number of shares subject to trading restrictions at the end of the reporting period	Reasons for lock-up	Date of unlocking
China Southern Air Holding Company Limited	2,453,434,457	2,453,434,457	0	0	Non-public Issuance of shares subject to trading restrictions	19 June 2023
China Southern Air Holding Company Limited	803,571,428	0	0	803,571,428	Non-public Issuance of shares subject to trading restrictions	24 November 2025
Total	3,257,005,885	2,453,434,457	0	803,571,428	/	/

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China Southern Airlines Company Limited

CHANGES IN THE SHARE CAPITAL, SHAREHOLDERS' PROFILE AND DISCLOSURE OF INTERESTS

II. PARTICULARS OF SHAREHOLDERS AND DE FACTO CONTROLLER

(I) Number of Shareholders

As at the end of the reporting period, total number of ordinary shareholders of the Company was 177,577.

(II) Particulars of Shareholdings of Top Ten Shareholders and Top Ten Shareholders Holding the Company's Tradable Shares (or Shareholders Not Subject to Trading Restrictions) as at the End of the Reporting Period

Particulars of the top ten shareholders

Unit: Share

Name of the shareholder (in full)	Increase/ (decrease) during the reporting period	Total number of shares held at the end of reporting period	Shareholding percentage (%)	Number of shares held subject to trading restrictions	Status of pledged, tagged or frozen shares Status of shares	Number	Capacity of shareholders
China Southern Air Holding Company Limited	0	9,404,468,936	51.90	803,571,428	Nil	0	State-owned legal entity
Nan Lung Holding Limited	0	2,612,124,036	14.41	0	Nil	0	State-owned legal entity
HKSCC Nominees Limited	444,000	1,750,805,837	9.66	0	Unknown	-	Overseas legal entity
Hong Kong Securities Clearing Company Limited	130,662,978	728,892,289	4.02	0	Nil	0	Overseas legal entity
China Securities Finance Corporation Limited	0	320,484,148	1.77	0	Nil	0	State-owned legal entity
American Airlines, Inc.	0	270,606,272	1.49	0	Nil	0	Overseas legal entity
China National Aviation Fuel Group Corporation	(176,000)	261,685,354	1.44	0	Nil	0	State-owned legal entity
China Structural Reform Fund Co., Ltd.	(107,039,558)	72,077,475	0.40	0	Nil	0	State-owned legal entity
Industrial Bank Co., Ltd. – Guangfa Ruiyi Leading Hybrid Securities Investment Fund	945,300	70,644,579	0.39	0	Nil	0	Domestic non-state-owned legal entity
Spring Airlines Co., Ltd.	(69,991,700)	70,419,861	0.39	0	Nil	0	Domestic non-state-owned legal entity

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Interim Report 2023

About Us
Operating Results
Corporate Governance
Financial Report

Particulars of the top ten shareholders not subject to trading restrictions

Unit: Share

Name of Shareholder	Number of tradable shares held not subject to trading restrictions	Type and number of shares	
		Type of shares	Number
China Southern Air Holding Company Limited	8,600,897,508	RMB ordinary shares	8,600,897,508
Nan Lung Holding Limited	2,612,124,036	Overseas-listed foreign shares	2,612,124,036
HKSCC Nominees Limited	1,750,805,837	Overseas-listed foreign shares	1,750,805,837
Hong Kong Securities Clearing Company Limited	728,892,289	RMB ordinary shares	728,892,289
China Securities Finance Corporation Limited	320,484,148	RMB ordinary shares	320,484,148
American Airlines, Inc.	270,606,272	Overseas-listed foreign shares	270,606,272
China National Aviation Fuel Group Corporation	261,685,354	RMB ordinary shares	261,685,354
China Structural Reform Fund Co., Ltd.	72,077,475	RMB ordinary shares	72,077,475
Industrial Bank Co., Ltd. – Guangfa Ruiyi Leading Hybrid Securities Investment Fund	70,644,579	RMB ordinary shares	70,644,579
Spring Airlines Co., Ltd.	70,419,861	RMB ordinary shares	70,419,861

Description of special repurchase account among the top ten shareholders	N/A
Description of the voting rights entrusted by the above shareholders, the voting rights the above shareholders are entrusted with, the voting rights the above shareholders abstained from	N/A
Explanation of the related party relationship or concert party relationship of the above shareholders	CSAH held aggregate 2,648,836,036 H shares of the Company through its wholly-owned subsidiaries in Hong Kong, namely Nan Lung and Perfect Lines (Hong Kong) Limited. The Company is not aware of any other related party relationship between other shareholders.
Description of holders of preference shares with voting rights restored and the number of shares held	N/A

Particulars of the top ten shareholders subject to trading restrictions and the conditions of trading restrictions

Unit: Share

No.	Name of shareholder subject to trading restrictions	Number of shares held subject to trading restrictions	Listing status of shares which are subject to trading restrictions		
			Eligible listing time	Number of new listed shares	Conditions for trading restrictions
1	China Southern Air Holding Company Limited	803,571,428	24 November 2025	803,571,428	Non-public Issuance of shares subject to trading restrictions

Explanation of the related party relationship or concert party relationship of the above shareholder	CSAH held in aggregate 2,648,836,036 H shares of the Company through its wholly-owned subsidiaries in Hong Kong, namely Nan Lung and Perfect Lines (Hong Kong) Limited. The Company is not aware of any other connected relationship between other shareholders.

(III) Strategic Investors or General Legal Entities Becoming one of the Top Ten Shareholders of the Company as a Result of Placing of New Shares

Nil.

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China Southern Airlines Company Limited

CHANGES IN THE SHARE CAPITAL, SHAREHOLDERS' PROFILE AND DISCLOSURE OF INTERESTS

(IV) Changes of the Controlling Shareholder or De Facto Controller

During the reporting period, there were no changes of the controlling shareholder or de facto controller of the Company.

III. DISCLOSURE OF INTERESTS

As at 30 June 2023, to the best knowledge of the Directors, chief executive and Supervisors of the Company, the following persons (other than the Directors, chief executive or Supervisors of the Company) had interests or short positions in the shares ("**Shares**") or underlying shares of the Company which are required to be recorded in the register of the Company required to be kept under section 336 of the SFO:

Name of shareholders	Capacity	Class of Shares	Number of Shares held	Approximate % of the total issued A Shares (Note 3)	Approximate % of the total issued H Shares (Note 3)	Approximate % of the total issued share capital of the Company (Note 3)
CSAH (Note 1)	Beneficial Owner	A Share	14,840,738,255 (L) (Note 1)	110.12%	–	81.90%
	Interest of controlled corporations	H Share	3,503,865,005 (L) (Note 2)	–	75.45%	19.34%
		Sub-total	18,344,603,260 (L)	–	–	101.23%
Nan Lung (Note 1)	Beneficial Owner Interest of controlled corporations	H Share	3,503,865,005 (L) (Note 3)	–	75.45%	19.34%
American Airlines Group Inc. (Note 4)	Interest of controlled corporations	H Share	270,606,272 (L)	–	5.83%	1.49%

Notes:

1. As at 30 June 2023, CSAH was directly interested in 14,840,738,255 A Shares of the Company, which included 5,436,269,319 A Shares subscribed under the A Shares Subscription Agreement. As at 30 June 2023 and up to the date of this report, those A Shares have not been issued.

2. As at 30 June 2023, CSAH was indirectly interested in 3,503,865,005 H Shares of the Company through its controlled corporations Nan Lung and Perfect Lines (Hong Kong) Limited, a wholly-owned subsidiary of Nan Lung, which included 855,028,969 H Shares subscribed under the H Shares Subscription Agreement by Nan Lung. As at 30 June 2023 and up to the date of this report, those H Shares have not been issued.

3. As at 30 June 2023, Nan Lung was interested in 3,503,865,005 H Shares of the Company, which included the indirect interests in the 31,150,000 H Shares held through Perfect Lines (Hong Kong) Limited, its wholly-owned subsidiary, and the direct interests in the 3,472,715,005 H Shares (which included not more than 855,028,969 H Shares subscribed under the H Shares Subscription Agreement). As at 30 June 2023 and up to the date of this report, those H Shares have not been issued.

4. American Airlines Group Inc. was deemed to be interested in 270,606,272 H Shares by virtue of its 100% control over American Airlines.

5. The percentage was calculated according to the relevant total issued A Shares of 13,476,908,202 A Shares, total issued H Shares of 4,643,997,308 H Shares and the total issued Shares of 18,120,905,510 Shares of the Company as at 30 June 2023.

Save as disclosed above, as at 30 June 2023, so far as was known to the Directors, chief executive and Supervisors of the Company, no other person (other than the Directors, chief executive or Supervisors of the Company) had interests or short positions in the Shares or underlying shares of the Company recorded in the register of the Company required to be kept under section 336 of the SFO.

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Interim Report 2023

RELATED INFORMATION OF BONDS

I. ENTERPRISE BOND, CORPORATE BOND AND NON-FINANCIAL CORPORATE DEBT FINANCING INSTRUMENTS

(I) Enterprise Bond

Nil

(II) Corporate Bond

1. Basic Information of Corporate Bond

Nil.

2. During the Reporting Period, the Implementation, Changes and Impact of Guarantee, Debt Repayment Plan and Other Debt Repayment Protection Measures

Corporate bonds of the Company are unsecured bonds. During the reporting period, debt repayment plan and other debt repayment protection measures are implemented in accordance with the provisions and commitments in the prospectus.

3. Other Information about Corporate Bonds

On 7 March 2023, Xiamen Airlines disclosed the Announcement on Principal and Interest Settlement of 2023 and Delisting of 2020 Corporate Bonds Publicly Offered of Xiamen Airlines Company Limited (the first tranche) (《廈門航空有限公司公開發行2020年公司債券(第一期)2023年本息兑付及摘牌公告》). Xiamen Airlines fully paid the principal and interest of "20 Xiamen Airlines 01" corporate bonds to the bank account designated by China Securities Depository and Clearing Corporation Limited Shanghai Branch two trading days before the date of settling the principal and interest of 2020 corporate bonds publicly offered of Xiamen Airlines Company Limited (the first tranche). On 16 March 2023, Xiamen Airlines fully settled the principal and interest of the 2020 corporate bonds publicly offered of Xiamen Airlines Company Limited (the first tranche) to investors, and "20 Xiamen Airlines 01" corporate bonds were delisted on the date of settlement.

About Us
Operating Results
Corporate Governance
Financial Report

73

China Southern Airlines Company Limited

RELATED INFORMATION OF BONDS

(III) Non-financial Corporate Debt Financing Instruments in the Interbank Bond Market

Basis information of non-financial corporate debt financing instruments

The table below sets out the non-financial corporate debt financing instruments outstanding of the Group as of the date of this report:

Unit: RMB million

Name	Abbreviation	Code	Issuance date	Interest date	Maturity date	Outstanding balance of bonds	Interest rate (%)	Repayment of principal and interest	Trading floor	Trading mechanism	Whether there is a risk of termination of the listing
The sixteenth tranche of Ultra-short-term Financing Bills of China Southern Airlines Company Limited in 2022	22 China Southern Airlines SCP016	012284088	2022/11/25	2022/11/28	2023/6/25	1,500.00	2.70%	Repayment of the principal and interest in lump sum when due	National interbank bond market	Price-enquiry transaction approach and one-click-order transaction approach	No
The second tranche of Ultra-short-term Financing Bills of China Southern Airlines Company Limited in 2023	23 China Southern Airlines SCP002	012381183	2023/03/23	2023/03/27	2023/09/22	2,100.00	2.19%	Repayment of the principal and interest in lump sum when due	National interbank bond market	Price-enquiry transaction approach and one-click-order transaction approach	No
The third tranche of Ultra-short-term Financing Bills of China Southern Airlines Company Limited in 2023	23 China Southern Airlines SCP003	012381760	2023/04/26	2023/04/27	2023/10/24	2,000.00	2.33%	Repayment of the principal and interest in lump sum when due	National interbank bond market	Price-enquiry transaction approach and one-click-order transaction approach	No
The fourth tranche of Ultra-short-term Financing Bills of China Southern Airlines Company Limited in 2023	23 China Southern Airlines SCP004	012381932	2023/05/23	2023/05/24	2023/11/17	2,300.00	2.13%	Repayment of the principal and interest in lump sum when due	National interbank bond market	Price-enquiry transaction approach and one-click-order transaction approach	No
The fifth tranche of Ultra-short-term Financing Bills of China Southern Airlines Company Limited in 2023	23 China Southern Airlines SCP005	012382769	2023/07/24	2023/07/25	2023/10/20	1,200.00	2.03%	Repayment of the principal and interest in lump sum when due	National interbank bond market	Price-enquiry transaction approach and one-click-order transaction approach	No
The sixth tranche of Ultra-short-term Financing Bills of China Southern Airlines Company Limited in 2023	23 China Southern Airlines SCP006	012382812	2023/07/26	2023/07/27	2023/10/25	1,000.00	2.13%	Repayment of the principal and interest in lump sum when due	National interbank bond market	Price-enquiry transaction approach and one-click-order transaction approach	No

74

Interim Report 2023 Whether there is a About Us Outstanding Repayment of risk of Issuance Interest Maturity balance of Interest principal and Trading Trading termination Name Abbreviation Code date date date bonds rate (%) interest floor mechanism of the listing The fifth tranche of 20 China 102000240 2020/3/3 2020/3/5 2025/3/5 1,000.00 3.28% Pay interests National Price-enquiry No Operating medium-term notes of Southern once a year, interbank transaction China Southern Airlines Airlines pay back bond approach and Company Limited in MTN005 principal plus market one-click-order 2020 interests transaction Results when due approach The first tranche of 21 China 102101342 2021/7/19 2021/7/21 2024/7/21 1,000.00 3.17% Pay interests National Price-enquiry No medium-term notes of Southern once a year, interbank transaction China Southern Airlines Airlines pay back bond approach and GovernanceCorporate Company Limited in MTN001 principal plus market one-click-order 2021 interests transaction when due approach The second tranche of 21 China 102101975 2021/9/26 2021/9/28 2024/9/28 3,000.00 3.09% Pay interests National Price-enquiry No medium-term notes of Southern once a year, interbank transaction China Southern Airlines Airlines pay back bond approach and Financial Company Limited in MTN002 principal plus market one-click-order 2021 interests transaction when due approach The third tranche of 21 China 102103046 2021/11/18 2021/11/22 2024/11/22 3,500.00 3.20% Pay interests National Price-enquiry No Report medium-term notes of Southern once a year, interbank transaction China Southern Airlines Airlines pay back bond approach and Company Limited in MTN003 principal plus market one-click-order 2021 interests transaction when due approach The fourth tranche of 21 China 102103343 2021/12/27 2021/12/28 2024/12/28 1,500.00 2.90% Pay interests National Price-enquiry No medium-term notes of Southern once a year, interbank transaction China Southern Airlines Airlines pay back bond approach and Company Limited in MTN004 principal plus market one-click-order 2021 interests transaction when due approach The first tranche of 22 China 102280279 2022/2/16 2022/2/17 2025/2/17 1,300.00 2.73% Pay interests National Price-enquiry No medium-term notes of Southern once a year, interbank transaction China Southern Airlines Airlines pay back bond approach and Company Limited in MTN001 principal plus market one-click-order 2022 interests transaction when due approach The second tranche of 22 China 102280597 2022/3/22 2022/3/23 2025/3/23 1,000.00 2.95% Pay interests National Price-enquiry No medium-term notes of Southern once a year, interbank transaction China Southern Airlines Airlines pay back bond approach and Company Limited in MTN002 principal plus market one-click-order 2022 interests transaction when due approach [Graphic Appears Here] [Graphic Appears Here] [Graphic Appears Here] [Graphic Appears Here] 75

China Southern Airlines Company Limited

RELATED INFORMATION OF BONDS

Name	Abbreviation	Code	Issuance date	Interest date	Maturity date	Outstanding balance of bonds	Interest rate (%)	Repayment of principal and interest	Trading floor	Trading mechanism	Whether there is a risk of termination of the listing
The third tranche of medium-term notes of China Southern Airlines Company Limited in 2022	22 China Southern Airlines MTN003	102281130	2022/5/25	2022/5/26	2025/5/26	1,500.00	2.69%	Pay interests once a year, pay back principal plus interests when due	National interbank bond market	Price-enquiry transaction approach and one-click-order transaction approach	No
The first tranche of green medium-term notes of Xiamen Airlines Company Limited in 2022	22 Xiamen Airlines MTN001 (Green)	102280538	2022/3/15	2022/3/16	2025/3/16	100.00	3.00%	Pay interests once a year, pay back principal plus interests when due	National interbank bond market	Price-enquiry transaction approach and one-click-order transaction approach	No

II. CORPORATE CONVERTIBLE BONDS

(I) Issuance of Convertible Bonds

On 14 May 2020, the thirteenth meeting of the eighth session of Board of the Company was held, and the resolution on the satisfaction by the Company of the conditions of the public issuance of A Share Convertible Bonds was passed, as well as the resolutions on the specific plan, preliminary proposal and feasibility report, etc. On 30 June 2020, 2019 annual general meeting, 2020 first class meeting for holders of A Shares and 2020 first class meeting for holders of H Shares were held, at which the relevant resolutions on the public issuance of A Share Convertible Bonds were considered and approved.

On 21 September 2020, the Company received the "Approval of China Southern Airlines Company Limited's Public Issuance of Convertible Bonds (Zheng Jian Xu Ke [2020] No. 2264) (《關於核准中國南方航空股份有限公司公開發行可轉換公司債券的批覆》(證監許可[2020]2264號))" issued by the CSRC. On 15 October 2020, the Company publicly issued 160 million A Share Convertible Bonds with nominal value of RMB100 each, representing a total amount of RMB16 billion. On 21 October 2020, the Company received the proceeds from public issuance of A Share Convertible Bonds and deposited them in the special account for the proceeds.

Pursuant to the approval by the Self-discipline Supervision Decision [2020] No. 355 issued by the SSE, the convertible bonds of the Company with an amount of RMB16 billion were listed on the SSE since 3 November 2020 with the bond abbreviation of "Nanhang Convertible Bonds (南航轉債)" and the bond code of "110075".

76

Interim Report 2023

About Us
Operating Results
Corporate Governance
Financial Report

(II) Holders and Guarantors of Convertible Bonds during the Reporting Period

Name of convertible bonds	2020 Convertible Bonds of China Southern Airlines Company Limited
Numbers of holders of convertible bonds at the end of the period	23,933
Guarantor of the convertible bonds of the Company	Nil
Material changes in profitability, assets conditions and credit of guarantors	Nil

(III) Changes in Convertible Bonds during the Reporting Period

Unit: RMB

Name of convertible bonds	Before change	Increase/decrease in the current change			After change
		Converted	Redeemed	Resold	
2020 Convertible Bonds of China Southern Airlines Company Limited	5,896,401,000.00	79,000.00	–	–	5,896,322,000.00

(IV) Cumulative Number of Shares Converted during the Reporting Period

Name of convertible bonds	2020 Convertible Bonds of China Southern Airlines Company Limited
Convertible bonds converted during the reporting period (RMB)	79,000.00
Number of shares converted during the reporting period (shares)	12,800
Aggregated number of shares converted (shares)	1,619,179,228
Aggregated number of shares converted over total number of shares issued by the Company before conversion (%)	10.56
Outstanding convertible bonds (RMB)	5,896,322,000.00
Outstanding convertible bonds over total number of convertible bonds issued (%)	36.85

(V) Information on the Company's Liability and Credit Changes as well as the Cash Arrangement for Debt Repayment in the Coming Years

Pursuant to the relevant provisions of the Administrative Measures for the Issuance of Securities by Listed Companies, the Administrative Measures for Issuance and Trading of Corporate Bonds issued by CSRC and the Rules Governing the Listing of Stocks on the Shanghai Stock Exchange, during the reporting period, the Company entrusted a credit rating agency China Lianhe Credit Rating Co., Ltd (聯合資信評估股份有限公司) to conduct credit rating for the Nanhang Convertible Bonds issued by the Company in October 2020. China Lianhe Credit Rating Co., Ltd issued the 2023 Follow-up Rating Report for Public Issuance of Convertible Bonds of China Southern Airlines Company Limited (《中國南方航空股份有限公司公開發行可轉換公司債券2023年跟蹤評級報告》). The rating results are as follows: it maintained the AAA long-term credit rating of the main body of the Company, the credit rating of AAA of Nanhang Convertible Bonds with stable outlook. The Company's operations are stable in all aspects with reasonable asset structure, and the credit status is good. The Company's cash sources for debt repayment in the coming years mainly include cash inflows from income from the normal business operations of the Company.

77

China Southern Airlines Company Limited INDEPENDENT AUDITOR’S REPORT Review report to the Board of Directors of China Southern Airlines Company Limited (Incorporated in the People’s Republic of China with limited liability) Introduction We have reviewed the interim financial report set out on pages 81 to 115 which comprises the consolidated statement of financial position of China Southern Airlines Company Limited (the “Company”)) as of 30 June 2023 and the related consolidated income statement, consolidated statement of comprehensive income and consolidated statement of changes in equity and consolidated cash flow statement for the six-month period then ended and explanatory notes. The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited require the preparation of an interim financial report to be in compliance with the relevant provisions thereof and International Accounting Standard 34, Interim financial reporting, issued by the International Accounting Standards Board. The directors are responsible for the preparation and presentation of the interim financial report in accordance with International Accounting Standard 34. Our responsibility is to form a conclusion, based on our review, on the interim financial report and to report our conclusion solely to you, as a body, in accordance with our agreed terms of engagement, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report. Scope of review We conducted our review in accordance with International Standard on Review Engagements 2410, Review of interim financial information performed by the independent auditor of the entity, issued by the International Auditing and Assurance Standards Board. A review of the interim financial report consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly we do not express an audit opinion. Conclusion Based on our review, nothing has come to our attention that causes us to believe that the interim financial report as at 30 June 2023 is not prepared, in all material respects, in accordance with International Accounting Standard 34, Interim financial reporting. KPMG Certified Public Accountants 8th Floor, Prince’s Building 10 Chater Road Central, Hong Kong 29 August 2023 80

Interim Report 2023 CONSOLIDATED INCOME STATEMENT For the six months ended 30 June 2023—unaudited Six months ended 30 June 2023 2022 About Us Note RMB million RMB million Operating revenue Traffic revenue 68,138 37,875 Other operating revenue 3,692 2,942 Operating Total operating revenue 4 71,830 40,817 Operating expenses Flight operation expenses 34,388 23,236 Results Maintenance expenses 6,530 5,147 Aircraft and transportation service expenses 11,977 8,432 Promotion and selling expenses 2,872 1,798 General and administrative expenses 1,922 1,599 Governance Corporate Depreciation and amortisation 12,997 11,857 Others 1,518 1,280 Total operating expenses 72,204 53,349 Other net income 7 1,807 1,968 Operating profit/(loss) 9 1,433 (10,564) Financial Interest income 219 250 Interest expense 8 (2,970) (2,989) Exchange loss, net (1,347) (2,052) Share of associates’ results 18 6 Report Share of joint ventures’ results 279 150 Changes in fair value of financial assets/liabilities 604 27 Gain on disposal of an associate—42 Loss before income tax (1,764) (15,130) Income tax 10 (717) 3,144 Loss for the period (2,481) (11,986) Loss attributable to: Equity shareholders of the Company (2,877) (11,490) Non-controlling interests 396 (496) Loss for the period (2,481) (11,986) Loss per share Basic and diluted (expressed in RMB per share) 12 (0.16) (0.68) The accompanying notes form part of this interim financial report. [Graphic Appears Here] [Graphic Appears Here] [Graphic Appears Here] [Graphic Appears Here] 81

China Southern Airlines Company Limited CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME For the six months ended 30 June 2023—unaudited Six months ended 30 June 2023 2022 Note RMB million RMB million Loss for the period (2,481) (11,986) Other comprehensive income: Items that will not be reclassified to profit or loss —Equity investments at fair value through other comprehensive income—net movement in fair value reserve (non-recycling) (111) — Income tax effect of the above items 28— Items that may be reclassified subsequently to profit or loss—Differences resulting from the translation of foreign currency financial statements 1 1—Share of other comprehensive income of an associate—(1)—Income tax effect of the above items — Other comprehensive income for the period 11 (82) -Total comprehensive income for the period (2,563) (11,986) Total comprehensive income for the period attributable to: Equity shareholders of the Company (2,922) (11,490) Non-controlling interests 359 (496) Total comprehensive income for the period (2,563) (11,986) The accompanying notes form part of this interim financial report. 82

Interim Report 2023 CONSOLIDATED STATEMENT OF FINANCIAL POSITION At 30 June 2023—unaudited At 30 June At 31 December About Us 2023 2022 Note RMB million RMB million Non-current assets Operating Property, plant and equipment, net 13 93,474 90,517 Construction in progress 14 32,817 33,300 Right-of-use assets 15 127,840 131,954 Goodwill 237 237 Results Interest in associates 2,591 2,588 Interest in joint ventures 3,739 3,618 Aircraft lease deposits 376 354 Other equity instrument investments 548 659 Governance Corporate Other non-current financial assets 396 436 Amounts due from related companies 21(c) 308 357 Derivative financial assets—27 Deferred tax assets 12,321 12,471 Other assets 2,115 2,274 276,762 278,792 Financial Current assets Inventories 1,552 1,387 Trade receivables 16 4,162 2,619 Other receivables 8,638 7,939 Report Cash and cash equivalents 13,076 19,889 Assets held for sale—709 Restricted bank deposits 161 174 Prepaid expenses and other current assets 574 619 Derivative financial assets 4 2 Amounts due from related companies 21(c) 268 116 28,435 33,454 Current liabilities Derivative financial liabilities 1,099 1,708 Borrowings 17 75,732 85,336 Lease liabilities 20,566 21,799 Trade payables 18 2,485 1,537 Contract liabilities 1,539 1,496 Sales in advance of carriage 6,665 3,383 Current income tax 212 312 Amounts due to related companies 21(c) 390 435 Accrued expenses 21,433 17,636 Other liabilities 8,538 7,816 138,659 141,458 Net current liabilities (110,224) (108,004) Total assets less current liabilities 166,538 170,788 83

China Southern Airlines Company Limited CONSOLIDATED STATEMENT OF FINANCIAL POSITION At 30 June 2023—unaudited At 30 June At 31 December 2023 2022 Note RMB million RMB million Non-current liabilities Borrowings 17 36,267 34,444 Lease liabilities 69,712 72,963 Other non-current liabilities 1,514 1,954 Amounts due to related companies 21(c) 58 85 Provision for major overhauls 5,217 5,199 Deferred benefits and gains 861 760 Deferred tax liabilities 23 24 113,652 115,429 Net assets 52,886 55,359 Capital and reserves Share capital 18,121 18,121 Reserves 20,232 23,154 Total equity attributable to equity shareholders of the Company 38,353 41,275 Non-controlling interests 14,533 14,084 Total equity 52,886 55,359 Approved and authorised for issue by the Board of Directors on 29 August 2023. Ma Xu Lun Han Wen Sheng Director Director The accompanying notes form part of this interim financial report. 84

Interim Report 2023

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the six months ended 30 June 2023 – unaudited

	Attributable to equity shareholders of the Company								
	Share capital RMB million	Share premium RMB million (Note 19(b)(i))	Fair value reserve (recycling) RMB million (Note 19(b)(ii))	Fair value reserve (non-recycling) RMB million (Note 19(b)(iii))	Other reserves RMB million (Note 19(b)(iv))	Accumulated losses RMB million	Total RMB million	Non-controlling interests RMB million	Total equity RMB million
Balance at 1 January 2022	16,948	47,378	–	156	3,390	(21)	67,851	16,657	84,508
Changes in equity for the six months ended 30 June 2022:									
Loss for the period	–	–	–	–	–	(11,490)	(11,490)	(496)	(11,986)
Other comprehensive income	–	–	(1)	–	1	–	–	–	–
Total comprehensive income for the period	–	–	(1)	–	1	(11,490)	(11,490)	(496)	(11,986)
Capital injection from non-controlling interests	–	–	–	–	15	–	15	12	27
Decrease in non-controlling interests as a result of liquidation of a subsidiary	–	–	–	–	–	–	–	(1)	(1)
Distributions to non-controlling interests	–	–	–	–	–	–	–	(900)	(900)
Balance at 30 June 2022 and 1 July 2022	16,948	47,378	(1)	156	3,406	(11,511)	56,376	15,272	71,648
Changes in equity for the six months ended 31 December 2022:									
Loss for the period	–	–	–	–	–	(21,209)	(21,209)	(521)	(21,730)
Other comprehensive income	–	–	1	61	–	–	62	46	108
Total comprehensive income for the period	–	–	1	61	–	(21,209)	(21,147)	(475)	(21,622)
Issuance of shares	1,173	4,873	–	–	–	–	6,046	–	6,046
Decrease in non-controlling interests as a result of disposal of subsidiaries	–	–	–	–	–	–	–	(701)	(701)
Disposal of an equity instrument investment	–	–	–	40	–	(40)	–	–	–
Distributions to non-controlling interests	–	–	–	–	–	–	–	(12)	(12)
Balance at 31 December 2022 and 1 January 2023	18,121	52,251	–	257	3,406	(32,760)	41,275	14,084	55,359
Changes in equity for the six months ended 30 June 2023:									
Loss for the period	-	-	-	-	-	(2,877)	(2,877)	396	(2,481)
Other comprehensive income	-	-	-	(46)	1	-	(45)	(37)	(82)
Total comprehensive income for the period	-	-	-	(46)	1	(2,877)	(2,922)	359	(2,563)
Capital injection from non-controlling interests	-	-	-	-	-	-	-	1,017	1,017
Distributions to non-controlling interests	-	-	-	-	-	-	-	(900)	(900)
Decrease in non-controlling interests for the liquidation of a subsidiary	-	-	-	-	-	-	-	(27)	(27)
Balance at 30 June 2023	18,121	52,251	-	211	3,407	(35,637)	38,353	14,533	52,886

The accompanying notes form part of this interim financial report.

85

About Us
Operating Results
Corporate Governance
Financial Report

China Southern Airlines Company Limited CONSOLIDATED CASH FLOW STATEMENT For the six months ended 30 June 2023—unaudited Six months ended 30 June 2023 2022 RMB million RMB million Operating activities Cash generated from operating activities 20,464 5,996 Interest received 248 220 Interest paid (3,192) (3,124) Income tax paid (689) (1,438) Net cash generated from operating activities 16,831 1,654 Investing activities Proceeds from disposal of property, plant and equipment, right-of-use assets and assets held for sale 1,064 3,614 Dividends received from joint ventures 140 -Proceeds from maturity of term deposits 72 110 Dividends received from associates 15 6 Proceeds from disposal of derivative financial instruments 21 -Dividends received from other non-current financial assets 1 -Proceeds from disposal of an associate—43 Acquisition of property, plant and equipment and other assets (5,815) (5,313) Acquisition of term deposits (1) (470) Acquisition of an associate (2)— Net cash used in investing activities (4,505) (2,010) Financing activities Proceeds from bank borrowings 20,564 37,453 Proceeds from ultra-short-term financing bills 8,500 16,000 Proceeds from medium-term notes—3,900 Repayment of bank borrowings (15,842) (18,059) Repayment of corporate bonds (8,000) (5,000) Repayment of ultra-short-term financing bills (13,100) (22,100) Capital element of lease rentals paid (11,391) (10,897) Capital injections from non-controlling interests 1,017 116 Payments for aircraft lease deposits (10) (14) Dividends paid to non-controlling interests (900) (28) Payments to non-controlling interests for the liquidation of a subsidiary (27)— Net cash (used in)/generated from financing activities (19,189) 1,371 Net (decrease)/increase in cash and cash equivalents (6,863) 1,015 Cash and cash equivalents at 1 January 19,889 21,456 Exchange gain on cash and cash equivalents 50 36 Cash and cash equivalents at 30 June 13,076 22,507 The accompanying notes form part of this interim financial report. 86

Interim Report 2023 NOTES TO THE UNAUDITED INTERIM FINANCIAL REPORT (Expressed in Renminbi unless otherwise indicated) 1 Basis of preparation This interim financial report of China Southern Airlines Company Limited (the “Company”)) and its subsidiaries (the “Group”)) has been prepared in accordance with the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, including compliance with International Accounting Standard (“IAS”)) 34, Interim financial reporting, issued by the International Accounting Standards Board (“IASB”)). It was authorised for issue by the Company’s Board of Directors on 29 August 2023. The interim financial report has been prepared in accordance with the same accounting policies adopted in the 2022 annual financial statements, except for the accounting policy changes that are expected to be reflected in the 2023 annual financial statements. Details of any changes in significant accounting policies are set out in Note 2. The preparation of an interim financial report in conformity with IAS 34 requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses on a year to date basis. Actual results may differ from these estimates. This interim financial report contains consolidated financial statements and selected explanatory notes. The notes include an explanation of events and transactions that are significant to an understanding of the changes in financial position and performance of the Group since the 2022 annual financial statements. The consolidated interim financial statements and notes thereon do not include all of the information required for a full set of financial statements prepared in accordance with International Financial Reporting Standards (“IFRSs”)). The interim financial report is unaudited, but has been reviewed by KPMG in accordance with International Standard on Review Engagements 2410, Review of interim financial information performed by the independent auditor of the entity, issued by the International Auditing and Assurance Standards Board. KPMG’s independent review report to the Board of Directors is included on page 80. 2 Changes in significant accounting policies (a) New and amended IFRSs The Group has applied the following new and amended IFRSs issued by the IASB to this interim financial report for the current accounting period: IFRS 17, Insurance contracts Amendments to IAS 8, Accounting policies, changes in accounting estimates and errors: Definition of accounting estimates Amendments to IAS 12, Income taxes: Deferred tax related to assets and liabilities arising from a single transaction Amendments to IAS 12, Income taxes: International tax reform—Pillar Two model rules The Group has not applied any new standard or interpretation that is not yet effective for the current accounting period. Impacts of the adoption of the new and amended IFRSs are discussed below: [Graphic Appears Here] 87

China Southern Airlines Company Limited NOTES TO THE UNAUDITED INTERIM FINANCIAL REPORT (Expressed in Renminbi unless otherwise indicated) 2 Changes in significant accounting policies (continued) (a) New and amended IFRSs (continued) IFRS 17, Insurance contracts IFRS 17, which replaces IFRS 4, sets out the recognition, measurement, presentation and disclosure requirements applicable to issuers of insurance contracts. The standard does not have a material impact on these financial statements as the Group does not have contracts within the scope of IFRS 17. Amendments to IAS 8, Accounting policies, changes in accounting estimates and errors: Definition of accounting estimates The amendments provide further guidance on the distinction between changes in accounting policies and changes in accounting estimates. The amendments do not have a material impact on these financial statements as the Group’s approach in distinguishing changes in accounting policies and changes in accounting estimates is consistent with the amendments. Amendments to IAS 12, Income taxes: Deferred tax related to assets and liabilities arising from a single transaction The amendments narrow the scope of the initial recognition exemption such that it does not apply to transactions that give rise to equal and offsetting temporary differences on initial recognition such as leases and decommissioning liabilities. For leases and decommissioning liabilities, the associated deferred tax assets and liabilities are required to be recognised from the beginning of the earliest comparative period presented, with any cumulative effect recognised as an adjustment to retained earnings or other components of equity at that date. For all other transactions, the amendments are applied to those transactions that occur after the beginning of the earliest period presented. Prior to the amendments, the Group did not apply the initial recognition exemption to lease transactions and had recognised the related deferred tax, except that the Group previously determined the temporary difference arising from a right-of-use asset and the related lease liability on a net basis on the basis they arise from a single transaction. Following the amendments, the Group has determined the temporary differences in relation to right-of-use assets and lease liabilities separately. The change primarily impacts disclosures of components of deferred tax assets and liabilities in the annual financial statements, but does not impact the overall deferred tax balances presented in the consolidated statement of financial position as the related deferred tax balances qualify for offsetting under IAS 12. Amendments to IAS 12, Income taxes: International tax reform—Pillar Two model rules The amendments introduce a temporary mandatory exception from deferred tax accounting for the income tax arising from tax laws enacted or substantively enacted to implement the Pillar Two model rules published by the Organisation for Economic Co-operation and Development (“OECD”)) (income tax arising from such tax laws is hereafter referred to as “Pillar Two income taxes”)), including tax laws that implement qualified domestic minimum top-up taxes described in those rules. The amendments also introduce disclosure requirements about such tax. The amendments are immediately effective upon issuance and require retrospective application. The Group operates regional routes and international flights, and has overseas offices across all continents, which has recently enacted new tax laws to implement the Pillar Two model rules published by the OECD. The new tax laws take effect no early than 1 January 2024. As the new tax laws are not yet effective, the Group does not expect any current tax impact for the year ending 31 December 2023. 88

Interim Report 2023 2 Changes in significant accounting policies (continued) (b) New HKICPA guidance on the accounting implications of the abolition of the MPF-LSP offsetting mechanism In June 2022, the Government of the Hong Kong SAR (the “Government”)) gazetted the Hong Kong Employment and Retirement Schemes Legislation (Offsetting Arrangement) (Amendment) Ordinance 2022 (the “Amendment Ordinance”)), which will eventually abolish the statutory right of an employer to reduce its long service payment (“LSP”)) and severance payment payable to a Hong Kong employee by drawing on its mandatory contributions to the mandatory provident fund (“MPF”)) scheme (also known as the “offsetting mechanism”)). The Government has subsequently announced that the Amendment Ordinance will come into effect from 1 May 2025 (the “Transition Date”)). Separately, the Government is also expected to introduce a subsidy scheme to assist employers after the abolition. Among other things, once the abolition of the offsetting mechanism takes effect, an employer can no longer use any of the accrued benefits derived from its mandatory MPF contributions (irrespective of the contributions made before, on or after the Transition Date) to reduce the LSP in respect of an employee’s service from the Transition Date. However, where an employee’s employment commenced before the Transition Date, the employer can continue to use the above accrued benefits to reduce the LSP in respect of the employee’s service up to that date; in addition, the LSP in respect of the service before the Transition Date will be calculated based on the employee’s monthly salary immediately before the Transition Date and the years of service up to that date. In July 2023, the HKICPA published “Accounting implications of the abolition of the MPF-LSP offsetting mechanism in Hong Kong”) that provides guidance on the accounting considerations relating to the offsetting mechanism and the abolition of the mechanism. In particular, the guidance indicates that entities may account for the accrued benefits derived from its mandatory MPF contributions that are expected to be used to reduce the LSP payable to an employee as deemed contributions by that employee towards the LSP. However, applying this approach, upon the enactment of the Amendment Ordinance in June 2022, it is no longer permissible to apply the practical expedient in paragraph 93(b) of IAS 19 and recognise such deemed contributions as reduction of current service cost in the period the related service is rendered, and any impact from ceasing to apply the practical expedient is recognised as a catch-up adjustment in profit or loss with a corresponding adjustment to the LSP liability during the year ended 31 December 2022. In this interim financial report and in prior periods, consistent with the HKICPA guidance the Group has been accounting for the accrued benefits derived from its mandatory MPF contributions that are expected to be used to reduce the LSP payable to an employee as deemed employee contributions towards the LSP. However, the Group has been applying the above-mentioned practical expedient. The Group has assessed the implications of this new guidance on the above accounting policies and has decided to change those accounting policies to conform with the guidance. The management has commenced the processes on implementing the change including additional data collection and impact assessment. However, the impact of the change is not reasonably estimable at the time this interim financial report is authorised for issue, as the Group has yet to fully complete its assessment of the impact of the HKICPA guidance. The Group expects to adopt this guidance with retrospective application in its annual financial statements for the year ending 31 December 2023. [Graphic Appears Here] 89

China Southern Airlines Company Limited NOTES TO THE UNAUDITED INTERIM FINANCIAL REPORT (Expressed in Renminbi unless otherwise indicated) 3 Financial risk management and fair values of financial instruments The Group is exposed to liquidity, interest rate, currency, credit risks and commodity jet fuel price risk in the normal course of business. The interim financial report does not include all financial risk management information and disclosures required in the annual financial statements, and should be read in conjunction with the Group’s annual financial statements for the year ended 31 December 2022. There have been no changes in the risk management policies since 31 December 2022. (a) Liquidity risk As at 30 June 2023, the Group’s current liabilities exceeded its current assets by RMB110,224 million. For the six months ended 30 June 2023, the Group recorded a net cash inflow from operating activities of RMB16,831 million, a net cash outflow from investing activities of RMB4,505 million and a net cash outflow from financing activities of RMB19,189 million, which in total resulted in a net decrease in cash and cash equivalents of RMB6,863 million. The Group is dependent on its ability to maintain adequate cash inflow from operations, its ability to maintain existing external financing, and its ability to obtain new external financing to meet its debt obligations as they fall due and to meet its committed future capital expenditures. The Group’s policy is to regularly monitor its liquidity requirements and its compliance with borrowing covenants, to ensure that it maintains sufficient reserves of cash and adequate committed lines of funding from major financial institutions to meet its liquidity requirements in the short and longer term. As at 30 June 2023, the Group has obtained credit facilities of RMB412,139 million in aggregate (31 December 2022: RMB320,530 million) granted by several banks and other financial institutions, among which approximately RMB297,545 million (31 December 2022: RMB223,729 million) was unutilised. The Directors of the Company believe that sufficient financing will be available to the Group when and where needed. As at 30 June 2023, the contractual maturities of the Group’s borrowings are disclosed in Note 17. (b) Interest rate risk Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Group’s borrowings and lease liabilities issued at floating and fixed interest rates expose the Group to cash flow interest rate risk and fair value interest rate risk, respectively. The Group determines the ratio of fixed-rate and floating-rate instruments according to the market environment, and maintains an appropriate combination of fixed-rate and floating-rate instruments by reviewing and monitoring it on a regular basis. Interest rate swaps, denominated in United States Dollars (“USD”)), have been entered into to mitigate its cash flow interest rate risk. Under the interest rate swaps, the Group agrees with other third parties to exchange, at specified intervals (primarily quarterly), the difference between fixed contract rates and floating-rate interest amounts calculated by reference to the agreed notional amounts. As at 30 June 2023, all interest rate swaps had been settled prior to the date due. As at 30 June 2023, it is estimated that a general increase/decrease of 100 basis points in interest rates, with all other variables held constant, would have increased/decreased the Group’s loss after tax and decreased/increased the Group’s retained earnings by approximately RMB311 million (31 December 2022: RMB340 million). In respect of the exposure to cash flow interest rate risk arising from floating-rate non-derivative instruments held by the Group at the end of the reporting period, the impact on the Group’s loss after tax (and retained earnings) and other components of consolidated equity is estimated as an annualised impact on interest expense or income of such a change in interest rates. This analysis is performed on the same basis as that for 2022. 90

Interim Report 2023 3 Financial risk management and fair values of financial instruments (continued) About Us (c) Foreign currency risk Renminbi is not freely convertible into foreign currencies. All foreign exchange transactions involving Renminbi must take place either through the People’s Bank of China or other institutions authorised to buy and sell foreign exchange or at a swap centre. Operating The Group has significant exposure to foreign currency risk as majority of the Group’s lease liabilities are denominated in foreign currencies, principally USD, Euro and Japanese Yen. Depreciation or appreciation of Renminbi against foreign currencies affects the Group’s results significantly. Results The following table indicates the instantaneous change in the Group’s loss after tax and retained earnings that would arise if foreign exchange rates to which the Group has significant exposure at the end of the reporting period had changed at that date, assuming all other risk variables remained constant. The range of such sensitivity was considered Governance Corporate to be reasonably possible at the end of the reporting date. 30 June 2023 Decrease/ (increase) on Appreciation/ loss after tax Financial (depreciation) of and increase/ Renminbi against (decrease) on foreign currency retained earnings RMB million Report USD 1% 284 (1%) (284) Euro 1% 16 (1%) (16) Japanese Yen 10% 11 (10%) (11) 31 December 2022 Decrease/ (increase) on Appreciation/ loss after tax (depreciation) of and increase/ Renminbi against (decrease) on foreign currency retained earnings RMB million USD 1% 293 (1%) (293) Euro 1% 15 (1%) (15) Japanese Yen 10% 24 (10%) (24) 91

China Southern Airlines Company Limited

NOTES TO THE UNAUDITED
INTERIM FINANCIAL REPORT

(Expressed in Renminbi unless otherwise indicated)

3 Financial risk management and fair values of financial instruments (continued)

(d) *Credit risk*

Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in a financial loss to the Group. The Group's credit risk is primarily attributable to cash and cash equivalents, trade receivables, other receivables, other non-current financial assets (amortised cost) and derivative financial instruments.

Cash and cash equivalents

Substantially all of the Group's cash and cash equivalents are deposited with major reputable financial institutions in Chinese mainland, which management believes are of high credit quality. As the counterparties have favourable credit ratings, the Group does not expect there to be a risk of default.

Trade receivables

A significant portion of the Group's air tickets are sold by agents participating in the Billing and Settlement Plan ("BSP"), a clearing scheme between airlines and sales agents organised by International Air Transportation Association. The use of the BSP reduces credit risk to the Group. As at 30 June 2023, the balance due from BSP agents amounted to RMB1,068 million (31 December 2022: RMB287 million). The credit risk exposure to BSP and the remaining trade receivables balance are monitored by the Group on an ongoing basis and the relevant credit risk is within management's expectations.

The Group measures loss allowances for trade receivables at an amount equal to lifetime ECLs, which is calculated using a provision matrix. As the Group's historical credit loss experience indicates significantly different loss patterns for different customer segments, the loss allowance based on past due status is further distinguished between air ticket receivables, mileage credits sales receivables, receivables on cooperation flights and other trade receivables.

The following table provides information about the Group's exposure to credit risk and ECLs for air ticket receivables as at 30 June 2023:

	30 June 2023		
	Expected loss rates %	**Gross carrying amount RMB million**	**Loss allowance RMB million**
Within 3 months	**0.01**	**2,830**	**–**
More than 3 months but less than 1 year	**50.00**	**55**	**27**
More than 1 year but less than 2 years	**100.00**	**3**	**3**
More than 2 years but less than 3 years	**100.00**	**–**	**–**
More than 3 years	**100.00**	**13**	**13**
		2,901	**43**

	31 December 2022		
	Expected loss rates %	Gross carrying amount RMB million	Loss allowance RMB million
Within 3 months	0.01	1,791	–
More than 3 months but less than 1 year	50.00	43	21
More than 1 year but less than 2 years	100.00	2	2
More than 2 years but less than 3 years	100.00	–	–
More than 3 years	100.00	13	13
		1,849	36

92

Interim Report 2023 3 Financial risk management and fair values of financial instruments (continued) About Us (d) Credit risk (continued) Trade receivables (continued) Expected loss rates are estimated with reference to actual loss experience over the past years. These rates are adjusted to reflect differences between economic conditions during the period over which the historical data has been collected, Operating current conditions and the Group’s view of economic conditions over the expected lives of the receivables. The credit risk of mileage credits sales receivables and receivables on cooperation flights are considered to be low. The Group does not make credit loss allowance for these receivables. Results As at 30 June 2023, the Group measures loss allowance for other trade receivables amounted to RMB17 million (31 December 2022: RMB17 million) based on ECLs. Governance Corporate Other receivables The Group measures the loss allowance for other receivables equal to 12-month ECLs, unless when there has been a significant increase in credit risk since initial recognition, the Group recognises lifetime ECLs. As at 30 June 2023, the Group measures loss allowance for other receivables amounted to RMB136 million (31 Financial December 2022: RMB136 million) based on ECLs. Derivative financial instruments Report The Group entered into derivative financial instruments arrangements with counterparties such as banks. Such arrangements are settled in net. As the counterparties have favourable credit ratings, the Group does not expect there to be a risk of default. [Graphic Appears Here] [Graphic Appears Here] [Graphic Appears Here] [Graphic Appears Here] 93

China Southern Airlines Company Limited NOTES TO THE UNAUDITED INTERIM FINANCIAL REPORT (Expressed in Renminbi unless otherwise indicated) 3 Financial risk management and fair values of financial instruments (continued) (e) Jet fuel price risk The Group’s results of operations may be significantly affected by fluctuations in fuel prices since the jet fuel expenses are a significant cost for the Group. The Group may hedge a portion of the future fuel requirements through various financial derivative instruments linked to certain fuel commodities to lock in fuel costs within a hedged price range. During the six months ended 30 June 2023, the Group entered into certain crude oil forward contracts to mitigate jet fuel price risk. As at 30 June 2023, the fair value of such financial derivative instruments is RMB4 million. A reasonable possible increase/decrease of 10% (six months ended 30 June 2022:10%) in jet fuel price, with volume of fuel consumed and all other variables held constant, would have increased/decreased the jet fuel costs by approximately RMB2,280 million (six months ended 30 June 2022: RMB1,440 million). The sensitivity analysis indicates the instantaneous change in the Group’s jet fuel costs that would arise assuming that the change in jet fuel price had occurred at the beginning of and throughout the reporting period. (f) Capital management The Group’s primary objectives in managing capital are to safeguard the Group’s ability to continue as a going concern, and to generate sufficient profit to maintain growth and provide returns to its shareholders, by securing access to finance at a reasonable cost. The Group manages the amount of capital in proportion to risk and manages its debt portfolio in conjunction with projected financing requirements. The Group monitors capital on the basis of the debt ratio, which is calculated as total liabilities divided by total assets. During the six months ended 30 June 2023, the Group’s strategy, which was unchanged from 2022, was to maintain a debt ratio at a range of levels to support the operations and development of the Group’s business in the long run. In order to maintain or adjust the debt ratio, the Group may adjust the amount of dividends paid to shareholders, issue new shares, return capital to shareholders, raise new debt financing or sell assets to reduce debt. The Group’s debt ratio was 82.67% as at 30 June 2023 (31 December 2022: 82.27%) . 94

Interim Report 2023 3 Financial risk management and fair values of financial instruments (continued) About Us (g) Fair value (i) Financial instruments carried at fair value FAIR VALUE HIERARCHY Operating The following table presents the carrying value of financial instruments measured at the end of the reporting period on a recurring basis, categorised into the three-level fair value hierarchy as defined in IFRS 13, Fair value measurement. The level into which a fair value measurement is classified is determined with reference to the observability and significance of the inputs used in the valuation technique as follows: Results [Graphic Appears Here] [Graphic Appears Here] Level 1 valuations: Fair value measured using only Level 1 inputs i.e. unadjusted quoted prices in active markets for identical assets or liabilities at the measurement date Level 2 valuations: Fair value measured using Level 2 inputs i.e. observable inputs which fail to meet Level Governance Corporate 1, and not using significant unobservable inputs. Unobservable inputs are inputs for which market data are not available Level 3 valuations: Fair value measured using significant unobservable inputs [Graphic Appears Here] Fair value measurements as at Financial 30 June 2023 categorised into Fair value at 30 June Report 2023 Level 1 Level 2 Level 3 Recurring fair value measurement RMB million RMB million RMB million RMB million [Graphic Appears Here] Financial assets/(liabilities): Other equity instrument investments: —Non-tradable listed shares 548 — 548 Other non-current financial assets:—Listed shares 27 27—— Non-listed shares 28 — 28 Derivative financial assets:—Crude oil forward contracts 4—4 -Derivative financial liabilities:—Derivative component of convertible bonds (1,099)—(1,099)— 95

China Southern Airlines Company Limited NOTES TO THE UNAUDITED INTERIM FINANCIAL REPORT (Expressed in Renminbi unless otherwise indicated) 3 Financial risk management and fair values of financial instruments (continued) (g) Fair value (continued) (i) Financial instruments carried at fair value (continued) FAIR VALUE HIERARCHY (CONTINUED) Fair value measurements as at 31 December 2022 categorised into Fair value at 31 December 2022 Level 1 Level 2 Level 3 Recurring fair value measurement RMB million RMB million RMB million RMB million Financial assets/(liabilities): Other equity instrument investments: —Non-tradable listed shares 659 — 659 Other non-current financial assets: —Listed shares 21 21—— Non-listed shares 28 — 28 Derivative financial assets: —Interest rate swaps 29—29 -Derivative financial liabilities:—Derivative component of convertible bonds (1,708)—(1,708)— During the six months ended 30 June 2023 and 30 June 2022, there were no transfers among Level 1, Level 2 and Level 3. The Group’s policy is to recognise transfers between levels of fair value hierarchy as at the end of the reporting period in which they occur. Fair value of derivative component of convertible bonds is measured by using the Binomial Model. The major inputs used in the Binomial Model are: At 30 June At 31 December 2023 2022 Conversion price RMB6.17 RMB6.17 Stock price of A shares RMB6.02 RMB7.65 Stock market volatility 32.25% 33.29% Risk-free interest rate 2.25% 2.46% 96

Interim Report 2023 3 Financial risk management and fair values of financial instruments (continued) About Us (g) Fair value (continued) (i) Financial instruments carried at fair value (continued) FAIR VALUE HIERARCHY (CONTINUED) Operating Information about Level 3 fair value measurements Valuation technique Significant unobservable inputs Range Other equity instruments Results investments—Non-tradable listed shares Market approach- Discount for lack of marketability 32% (1)&(3) valuation multiples Governance Corporate Other non-current financial assets —Non-listed shares (2) Income approach- Expected profit growth rates during the discounted cash flow projection period -9.47% -15% Perpetual growth rates 2.65% -2.81% Perpetual dividend payout rates 80% Financial Expected dividend payout rates during the projection period 27%-33% Discount rates 9.08% -11.77% Report (1) The fair value of non-tradable listed shares are determined by market value adjusted for lack of marketability discount. The fair value measurement is negatively correlated to the discount for lack of marketability. (2) The fair value of these non-listed shares is determined by discounting projected cash flow series associated with respective investments. The valuation takes into account the expected profit growth rates and expected dividend payout rate of the investees. The discount rates used have been adjusted to reflect specific risks relating to respective investees. The fair value measurement is positively correlated to the expected profit growth rates during the projection period, perpetual growth rate, expected dividend payout rates and perpetual dividend payout rate during the projection period of respective investees, and negatively correlated to the discount rates. (3) Any gain or loss arising from the remeasurement of the Group’s non-tradable equity securities held for strategic purposes are recognised in the fair value reserve (non-recycling) in other comprehensive income. Upon disposal of the equity securities, the amount accumulated in other comprehensive income is transferred directly to retained earnings. (ii) Financial instruments not carried at fair value All other financial instruments, including cash and cash equivalents, amounts due from/to related companies, trade and other receivables, other non-current financial assets (amortised cost), trade and other payables, borrowings and lease liabilities are carried at amounts not materially different from their fair values as at 30 June 2023 and 31 December 2022. 97

China Southern Airlines Company Limited NOTES TO THE UNAUDITED INTERIM FINANCIAL REPORT (Expressed in Renminbi unless otherwise indicated) 4 Operating revenue The Group is principally engaged in the operation of civil aviation, including the provision of passenger, cargo, mail delivery, and other extended transportation services. Disaggregation of revenue from contracts with customers by major service lines is as follows: Six months ended 30 June 2023 2022 RMB million RMB million Revenue from contracts with customers within the scope of IFRS 15: Disaggregated by service lines—Traffic revenue —Passenger 60,958 26,732—Cargo and mail 7,180 11,143—Commission income 1,423 924—Cargo handling income 480 553—Hotel and tour operation income 344 194—Ground services income 291 101—Air catering service income 198 110—General aviation income—245—Others 823 709 71,697 40,711 Revenue from other sources: —Rental income 133 106 71,830 40,817 Disaggregation of revenue from contracts with customers by the timing of revenue recognition and by geographic markets is disclosed in Notes 5(a) and 5(b) respectively. 98

Interim Report 2023 5 Segment reporting (a) Business segments The Group has two reportable operating segments, “airline transportation operations”) and “other segments”), according to internal organisation structure, managerial needs and internal reporting system. “Airline transportation operations”) comprises the Group’s passenger and cargo and mail operations. “Other segments”) includes hotel and tour operation, ground services, air catering services and other miscellaneous services. For the purposes of assessing segment performance and allocating resources between segments, the Group’s chief operating decision maker (“CODM”)) monitors the results, assets and liabilities attributable to each reportable segment based on financial results prepared under the People’s Republic of China Accounting Standards for Business Enterprises (“PRC GAAP”)). As such, the amount of each material reconciling item from the Group’s reportable segment loss before taxation, assets and liabilities, which arises from different accounting policies, are set out in Note 5(c). Inter-segment sales and transfers are transacted with reference to the selling prices used for sales made to third parties at the then prevailing market prices. Information regarding the Group’s reportable segments as provided to the Group’s CODM for the purposes of resource allocation and assessment of segment performance is set out below. 99

China Southern Airlines Company Limited NOTES TO THE UNAUDITED INTERIM FINANCIAL REPORT (Expressed in Renminbi unless otherwise indicated) 5 Segment reporting (continued) (a) Business segments (continued) The segment results of the Group for the six months ended 30 June 2023 are as follows: Airline transportation Other operations segments Elimination Unallocated* Total RMB million RMB million RMB million RMB million RMB million Disaggregated by timing of revenue recognition Point in time 1,466 999 (820)—1,645 Over time 69,854 2,063 (1,732)—70,185 Revenue from external customers 70,952 878 — 71,830 Inter-segment sales 368 2,184 (2,552) —Reportable segment revenue 71,320 3,062 (2,552)—71,830 Reportable segment (loss)/profit before taxation (2,895) 277 (49) 906 (1,761) Reportable segment (loss)/profit after taxation (3,424) 226 (36) 755 (2,479) Other segment information Income tax 529 51 (13) 151 718 Interest income 209 10 — 219 Interest expense 2,963 16 (9)—2,970 Depreciation and amortisation 12,911 100 — 13,011 Credit loss 7 ——7 Impairment loss—1 — 1 Share of associates’ and joint ventures’ results ——297 297 Change in fair value of financial assets/liabilities ——604 604 Non-current assets additions during the period(#) 11,246 277 (24)—11,499 100

Interim Report 2023

About Us
Operating Results
Corporate Governance
Financial Report

5 Segment reporting (continued)

(a) Business segments (continued)

The segment results of the Group for the six months ended 30 June 2022 are as follows:

	Airline transportation operations RMB million	Other segments RMB million	Elimination RMB million	Unallocated* RMB million	Total RMB million
Disaggregated by timing of revenue recognition					
Point in time	953	454	(356)	–	1,051
Over time	39,559	1,523	(1,316)	–	39,766
Revenue from external customers	40,288	529	–	–	40,817
Inter-segment sales	224	1,448	(1,672)	–	–
Reportable segment revenue	40,512	1,977	(1,672)	–	40,817
Reportable segment loss before taxation	(15,189)	(186)	17	232	(15,126)
Reportable segment loss after taxation	(12,052)	(123)	17	175	(11,983)
Other segment information					
Income tax	(3,137)	(63)	–	57	(3,143)
Interest income	298	10	(58)	–	250
Interest expense	3,038	18	(67)	–	2,989
Depreciation and amortisation	11,749	104	–	–	11,853
Credit loss	–	–	–	–	–
Share of associates' and joint ventures' results	–	–	–	156	156
Change in fair value of financial assets/liabilities	–	–	–	27	27
Non-current assets additions during the period[#]	8,351	252	(139)	–	8,464

101

China Southern Airlines Company Limited NOTES TO THE UNAUDITED INTERIM FINANCIAL REPORT (Expressed in Renminbi unless otherwise indicated) 5 Segment reporting (continued) (a) Business segments (continued) The segment assets and liabilities of the Group as at 30 June 2023 and 31 December 2022 are as follows: Airline transportation Other operations segments Elimination Unallocated* Total RMB million RMB million RMB million RMB million RMB million As at 30 June 2023 Reportable segment assets 293,512 6,776 (2,271) 6,937 304,954 Reportable segment liabilities 250,128 3,338 (2,254) 1,099 252,311 As at 31 December 2022 Reportable segment assets 301,356 5,677 (1,974) 6,942 312,001 Reportable segment liabilities 254,087 3,089 (1,997) 1,708 256,887 * Unallocated assets primarily include interest in associates and joint ventures, derivative financial assets and equity securities. Unallocated liabilities primarily include derivative financial liabilities. Unallocated results primarily include the share of results of associates and joint ventures, gain on disposal of subsidiaries and associates, dividend income from equity securities, and the fair value movement of financial instruments recognised through profit or loss. # The additions of non-current assets do not include interests in associates and joint ventures, other equity instrument investments, other non-current financial assets (FVPL), long-term receivables (including amounts due from related companies), derivative financial assets and deferred tax assets. (b) Geographical information The Group’s business segments operate in three main geographical areas, even though they are managed on a worldwide basis. The Group’s revenue by geographical segment are analysed based on the following criteria: (1) Traffic revenue from services of both origin and destination within Chinese mainland (excluding Hong Kong Special Administrative Region, Macau Special Administrative Region and Taiwan (“Hong Kong, Macau and Taiwan”))), is classified as domestic revenue. Traffic revenue with origin and destination among Chinese mainland, Hong Kong, Macau and Taiwan is classified as Hong Kong, Macau and Taiwan revenue; while that with origin from or destination to other overseas markets is classified as international revenue. 102

Interim Report 2023 5 Segment reporting (continued) About Us (b) Geographical information (continued) (2) Revenue from commission income, cargo handling, general aviation, hotel and tour operation, ground services, air catering services and other miscellaneous services are classified on the basis of where the services are performed. [Graphic Appears Here] Operating Six months ended 30 June 2023 2022 RMB Million RMB Million Results Domestic 57,038 26,211 International 14,010 14,452 Hong Kong, Macau and Taiwan 782 154 71,830 40,817 Governance Corporate The major revenue earning assets of the Group are its aircraft fleet which is registered in Chinese mainland and is deployed across its worldwide route network. Majority of the Group’s other assets are located in Chinese mainland. CODM considers that there is no suitable basis for allocating such assets and related liabilities to geographical locations. Accordingly, geographical segment assets and liabilities are not disclosed. Financial (c) Reconciliation of reportable segment loss before income tax, assets and liabilities to the consolidated figures as reported in the unaudited interim financial report Six months ended 30 June Report 2023 2022 Note RMB million RMB million Loss before income tax Reportable segment loss before taxation 5(a) (1,761) (15,126) Capitalisation of exchange difference of specific loans (i) (3) (4) Consolidated loss before income tax (1,764) (15,130) 30 June 31 December 2023 2022 Note RMB million RMB million Assets Reportable segment assets 5(a) 304,954 312,001 Capitalisation of exchange difference of specific loans (i) 11 14 Government grants (ii) (4) (4) Adjustments arising from business combinations under common control (iii) 237 237 Others (1) (2) Consolidated total assets 305,197 312,246 103

China Southern Airlines Company Limited NOTES TO THE UNAUDITED INTERIM FINANCIAL REPORT (Expressed in Renminbi unless otherwise indicated) 5 Segment reporting (continued) (c) Reconciliation of reportable segment loss before income tax, assets and liabilities to the consolidated figures as reported in the unaudited interim financial report (continued) Liabilities As at 30 June 2023 and 31 December 2022, the amount of reportable segment liabilities is the same as the amount of consolidated total liabilities. Notes: (i) In accordance with the PRC GAAP, exchange difference arising on translation of specific loans and related interest denominated in a foreign currency is capitalised as part of the cost of qualifying assets. Under IFRSs, such exchange difference is recognised in income statement unless the exchange difference represents an adjustment to interest. (ii) In accordance with the PRC GAAP, assets related government grants (other than special funds) are deducted from the cost of the related assets. Special funds granted by the government and clearly defined in the approval documents as part of “capital reserve”) are accounted for as increase in capital reserve. Under IFRSs, assets related government grants are deducted to the cost of the related assets. The difference is resulted from government grants received in previous years and are recognised in capital reserve under PRC GAAP. (iii) In accordance with the PRC GAAP, the Company accounts for the business combination under common control by applying the pooling-of-interest method. Under the pooling-of-interest method, the difference between the historical carrying amount of the acquiree and the consideration paid is accounted for as an equity transaction. Business combinations under common control are accounted for as if the acquisition had occurred at the beginning of the earliest comparative year presented or, if later, at the date that common control was established; for this purpose, relevant comparative figures are restated under PRC GAAP. Under IFRSs, the Company adopts the purchase accounting method for acquisition of business under common control. 6 Seasonality of operations The civil aviation industry is subject to seasonal fluctuations, with peak demand during the holiday season in the second half of the year. As such, the revenue and results of the Group in the first half of the year are generally lower than those in the second half of the year. 7 Other net income Six months ended 30 June 2023 2022 RMB million RMB million Government grants (Note) 1,449 1,540 Gains/(losses) on disposal of property, plant and equipment, right-of-use assets and assets held for sale—Aircraft and spare engines 142 95—Other property, plant and equipment and right-of-use assets 21 (2) Others 195 335 1,807 1,968 Note: Government grants mainly include subsidies granted by various local governments to encourage the Group to operate certain routes to cities where these governments are located. There are no unfulfilled conditions and other contingencies related to subsidies that have been recognised during the six months ended 30 June 2023 and 2022. 104

Interim Report 2023 8 Interest expense About Us Six months ended 30 June 2023 2022 RMB million RMB million Interest on borrowings 1,516 1,420 Operating Interest on leases liabilities 1,779 1,905 Total interest expense on financial liabilities not at fair value through profit or loss 3,295 3,325 Less: interest expense capitalised (Note) (325) (336) Results 2,970 2,989 Note: The weighted average interest rate used for interest capitalisation was 2.47% per annum for the six months ended 30 June Governance 2023 (six months ended 30 June 2022: 2.59%) . Corporate 9 Operating profit/(loss) Operating profit/(loss) are stated after charging the following items: Financial Six months ended 30 June 2023 2022 RMB million RMB million Staff costs 14,297 12,543 Report Jet fuel costs 22,797 14,395 Depreciation charge—Property, plant and equipment 4,854 4,330—Right-of-use assets 7,924 7,259 Other amortisation 219 268 Rental charges 652 520 10 Income tax Six months ended 30 June 2023 2022 RMB million RMB million Current tax 540 1,004 Deferred tax 177 (4,148) 717 (3,144) In respect of majority of the Group’s airlines operation outside Chinese mainland, the Group has either obtained exemptions from overseas taxation pursuant to the bilateral aviation agreements between the overseas governments and the Chinese government, or has sustained tax losses in those overseas jurisdictions. Accordingly, no provision for overseas income tax has been made for overseas airlines operation in the current and prior periods. For the six months ended 30 June 2023, the Company and its branches and subsidiaries in Chinese mainland are subject to income tax rates ranging from 15% to 25% (six months ended 30 June 2022: 15% to 25%), and certain subsidiaries of the Company in Hong Kong are subject to income tax at 16.5% (six months ended 30 June 2022: 16.5%) . 105

China Southern Airlines Company Limited NOTES TO THE UNAUDITED INTERIM FINANCIAL REPORT (Expressed in Renminbi unless otherwise indicated) 11 Other comprehensive income Six months ended 30 June 2023 2022 RMB million RMB million Equity investments measured at FVOCI: Changes in fair value recognised during the period (111) -Net deferred tax credited to other comprehensive income 28— (83) -Share of other comprehensive income of associates May be reclassified subsequently to profit or loss—(1) Differences resulting from the translation of foreign currency financial statements 1 1 Other comprehensive income for the period (82)— 12 Loss per share The calculation of basic loss per share for the six months ended 30 June 2023 is based on the loss attributable to equity shareholders of the Company of RMB2,877 million (six months ended 30 June 2022: RMB11,490 million) and the weighted average of 18,120,892,710 shares (six months ended 30 June 2022: 16,948,442,696 shares) in issue during the period. The amount of diluted loss per share is the same as basic loss per share as the effect of convertible bonds is anti-dilutive for the six months ended 30 June 2023 and 2022. 106

Interim Report 2023

About Us
Operating Results
Corporate Governance
Financial Report

13 Property, plant and equipment, net

	Six months ended 30 June 2023			
	Aircraft RMB million	Other flight equipment including rotables RMB million	Others RMB million	Total RMB million
Carrying amounts at 1 January 2023	59,410	8,743	22,364	90,517
Additions	1,629	335	277	2,241
Transfers from construction in progress (Note 14)	2,625	490	274	3,389
Transferred from right-of-use assets on exercise of purchase option (Note 15)	2,349	–	–	2,349
Transferred from right-of-use assets (Note 15)	–	–	21	21
Depreciation charges	(3,290)	(649)	(915)	(4,854)
Disposals	(76)	(103)	(10)	(189)
Carrying amounts at 30 June 2023	62,647	8,816	22,011	93,474

14 Construction in progress

	Six months ended 30 June 2023		
	Advance payments for aircraft and flight equipment RMB million	Others RMB million	Total RMB million
Carrying amounts at 1 January 2023	31,838	1,462	33,300
Additions	5,285	505	5,790
Transfers to property, plant and equipment (Note 13)	(3,115)	(274)	(3,389)
Transfers to right-of-use assets (Note 15)	(2,847)	–	(2,847)
Transfers to others	–	(37)	(37)
Carrying amounts at 30 June 2023	31,161	1,656	32,817

15 Right-of-use assets

	Six months ended 30 June 2023				
	Aircraft and engines RMB million	Land use rights RMB million	Buildings RMB million	Others RMB million	Total RMB million
Carrying amounts at 1 January 2023	124,584	5,481	1,358	531	131,954
Additions	2,760	2	494	98	3,354
Transferred to property, plant and equipment on exercise of purchase option (Note 13)	(2,349)	–	–	–	(2,349)
Transferred to property, plant and equipment (Note 13)	–	(21)	–	–	(21)
Transfers from construction in progress (Note 14)	2,847	–	–	–	2,847
Depreciation charges	(7,355)	(79)	(426)	(64)	(7,924)
Disposals	–	(3)	(18)	–	(21)
Carrying amounts at 30 June 2023	120,487	5,380	1,408	565	127,840

107

China Southern Airlines Company Limited NOTES TO THE UNAUDITED INTERIM FINANCIAL REPORT (Expressed in Renminbi unless otherwise indicated) 16 Trade receivables Credit terms granted by the Group to sales agents and other customers generally range from one to three months. Ageing analysis of trade receivables based on transaction date is set out below: 30 June 31 December 2023 2022 RMB million RMB million Within 1 month 3,260 1,942 More than 1 month but less than 3 months 531 425 More than 3 months but less than 12 months 338 231 More than 1 year 93 74 4,222 2,672 Less: loss allowance (60) (53) 4,162 2,619 17 Borrowings Borrowings are analysed as follows: 30 June 31 December 2023 2022 RMB million RMB million Non-current Long-term borrowings 17,006 15,316 Convertible bonds (Note (ii)) 5,369 5,240 Medium-term notes (Note (iii)) 13,892 13,888 36,267 34,444 Current Current portion of long-term borrowings 15,195 10,773 Short-term borrowings 52,333 53,674 Ultra-short-term financing bills 7,950 12,536 Current portion of medium-term notes and corporate bonds (Note (iii)&(iv)) 226 8,343 Current portion of convertible bonds (Note (ii)) 28 10 75,732 85,336 Total borrowings 111,999 119,780 The borrowings are repayable: Within one year 75,732 85,336 In the second year 17,307 14,167 In the third to fifth year 16,347 17,599 After the fifth year 2,613 2,678 Total borrowings 111,999 119,780 108

Interim Report 2023 17 Borrowings (continued) Notes: (i) As at 30 June 2023, the Group did not have any secured borrowings (31 December 2022: Nil). (ii) In October 2020, the Group issued a total of 160,000,000 A share convertible bonds with par value of RMB100 each at par. The convertible bonds have a term of six years from the date of the issuance and the convertible bonds bear interest at the annual rate of 0.2% in the first year, 0.4% in the second year, 0.6% in the third year, 0.8% in the fourth year, 1.5% in the fifth year and 2.0% in the sixth year. Interest is paid once a year. Conversion rights are exercisable from 21 April 2021 to 14 October 2026 at an initial conversion price of RMB6.24 per share, subject to clauses of adjustment and downward revision of conversion price, redemption and sell-back. Convertible bonds, which conversion rights have not been exercised in five transaction days after maturity, will be redeemed at 106.5% of par value (including the interest for the sixth year). Any excess of proceeds over the fair value amount initially recognised as the derivative component is recognised as the host liability component. Transaction costs related to the issuance of the convertible bonds are allocated to the host liability and are recognised initially as part of the liability. The derivative component is subsequently remeasured at fair value while the host liability component is subsequently carried at amortised cost using the effective interest method. For the six months ended 30 June 2023, 790 convertible bonds were converted to A shares at the conversion price of RMB6.17 per share (six months ended at 30 June 2022: 1,560 convertible bonds). As at 30 June 2023, the carrying amount of liability component of the remaining 58,963,220 A share convertible bonds was RMB5,397 million (31 December 2022: 58,964,010 A share convertible bonds with a carrying amount of RMB5,250 million), and the fair value of the derivative component of remaining 58,963,220 A share convertible bonds was RMB1,099 million (31 December 2022: 58,964,010 A share convertible bonds with fair value of RMB1,708 million). For the six months ended 30 June 2023, gain on the changes in fair value of the derivative component amounted to RMB609 million was recognised (six months ended 30 June 2022: loss on the changes in fair value amounted to RMB29 million). (iii) The Company issued medium-term notes with aggregate nominal value of RMB8,000 million in 2020 at annual interest rates ranging from 2.44% to 3.28% with terms of 3 to 5 years. As at 30 June 2023, the medium-term notes with aggregate nominal value of RMB7,000 million were redeemed in the first half of 2023 upon maturity and RMB1,000 million will mature over 1 year. The Company issued medium-term notes with aggregate nominal value of RMB9,000 million in 2021 at annual interest rates ranging from 2.90% to 3.20% with terms of 3 years. As at 30 June 2023, the medium-term notes will mature over 1 year. The Company issued medium-term notes with aggregate nominal value of RMB3,800 million in 2022 at annual interest rates ranging from 2.69% to 2.95% with terms of 3 years. As at 30 June 2023, the medium-term notes will mature over 1 year. Xiamen Airlines issued medium-term notes with aggregate nominal value of RMB100 million in 2022 at annual interest rate of 3.00% per annum with a term of 3 years. As at 30 June 2023, the medium-term notes will mature over 1 year. (iv) Xiamen Airlines issued corporate bonds with aggregate nominal value of RMB1,000 million on 16 March 2020 at a bond rate of 2.95% per annum with a term of 3 years. The bonds were redeemed in the first half of 2023 upon maturity. (v) Certain of the Group’s banking facilities are subject to the fulfilment of covenants relating to the Group’s certain financial ratios, as are commonly found in lending arrangements with financial institutions. If the Group were to breach the covenants, the drawn down facilities would become payable on demand. The Group regularly monitors its compliance with these covenants. Further details of the Group’s management of liquidity risk are set out in Note 3(a). As at 30 June 2023, for short-term borrowings with an aggregate amount of RMB23,900 million, the loan covenants relating to certain financial ratios were breached (31 December 2022: RMB27,400 million). The Group has obtained waiver from the respective financial institution, pursuant to which, the financial institution will not require the Group to repay the borrowings until the due dates, and will maintain the credit facilities granted to the Group. 109

China Southern Airlines Company Limited NOTES TO THE UNAUDITED INTERIM FINANCIAL REPORT (Expressed in Renminbi unless otherwise indicated) 18 Trade payables Ageing analysis of trade payables based on transaction date is set out below: 30 June 31 December 2023 2022 RMB million RMB million Within 1 month 1,607 420 More than 1 month but less than 3 months 391 437 More than 3 months but less than 6 months 268 265 More than 6 months but less than 1 year 88 129 More than 1 year 131 286 2,485 1,537 19 Capital, reserves and dividends (a) Dividends The directors did not propose any interim dividend for the six months ended 30 June 2023 and 2022. (b) Reserves (i) Share premium The share premium represents the difference between the par value of the shares of the Company and consideration for the shares issued. (ii) Fair value reserve (recycling) The fair value reserve (recycling) mainly comprises the share of an associate’s cumulative net change in the fair value of debts investments measured at FVOCI. (iii) Fair value reserve (non-recycling) The fair value reserve (non-recycling) mainly comprises the Group’s and share of an associate’s cumulative net change in the fair value of equity investments designated at FVOCI under IFRS 9 that are held at the end of the reporting period. (iv) Other reserves Other reserves mainly comprise statutory surplus reserve. For the six months ended 30 June 2023, the Company did not make any appropriation of statutory surplus reserve (six months ended 30 June 2022: nil). 110

Interim Report 2023 20 Commitments As at the end of the reporting period, the Group had capital commitments as follows: About Us 30 June 31 December 2023 2022 Operating RMB million RMB million Commitments in respect of aircraft, engines and flight equipment—authorised and contracted for 95,344 97,329 Investment commitments Results—authorised and contracted for—share of capital commitments of a joint venture 49 52—capital contributions for acquisition of interests in an associate 171 171—authorised but not contracted for Governance Corporate —share of capital commitments of a joint venture 42 14 262 237 Commitments for other property, plant and equipment—authorised and contracted for 3,738 3,865—authorised but not contracted for 8,132 5,450 Financial 11,870 9,315 107,476 106,881 21 Material related party transactions Report (a) Key management personnel remuneration Key management, including directors, supervisors and senior management personnel receive compensation in the form of fees, salaries, allowances, discretionary bonuses and retirement scheme contributions. Key management personnel received total compensation of RMB3.64 million for the six months ended 30 June 2023 (six months ended 30 June 2022: RMB5.27 million). Such remuneration is included in “staff costs”) as disclosed in Note 9. (b) Transactions with China Southern Air Holding Company Limited (“CSAH”)) and its affiliates, associates, joint ventures and other related companies of the Group The Group provided various operational services to CSAH and its affiliates, associates, joint ventures and other related companies of the Group during the normal course of its business. The Group also received operational services provided by these entities. 111

China Southern Airlines Company Limited NOTES TO THE UNAUDITED INTERIM FINANCIAL REPORT (Expressed in Renminbi unless otherwise indicated) 21 Material related party transactions (continued) (b) Transactions with CSAH and its affiliates, associates, joint ventures and other related companies of the Group (continued) Details of the significant transactions carried out by the Group are as follows: Six months ended 30 June 2023 2022 RMB million RMB million Income from the CSAH and its affiliates: Entrusted management income 19 17 Rental income 4 4 Aviation material sales income 24 4 Pilot training income 13 -Air catering supplies income 3 1 Others 4 1 Purchase of goods and services from CSAH and its affiliates: Lease charges for land and buildings 216 204 Maintenance material purchase expense and lease charges for maintenance materials 35 41 Property management fee 83 77 Air catering supplies expenses 56 23 Commission expenses 17 6 Construction fee—17 Others 2 1 Income from joint ventures and associates: Pilot training income 6 5 Air catering supplies income 10 4 Ground service income 11 11 Maintenance material sales and handling income 25 15 Transfer of pilots income—3 Aircraft leasing income 4 3 Repairing income 9 4 Others 11 8 Purchase of goods and services from joint ventures and associates: Repairing charges and maintenance material purchase expenses 1,155 961 Repairing charges 1,616 1,440 Ground service expenses 10 5 Advertising expenses 45 56 Payment of lease charges on land and buildings 185 6 Purchase of goods 9 6 Others 11 6 Purchase of goods and services from other related companies: Computer reservation services 376 141 Others 5 7 Aircraft related transactions with CSAH and its affiliates: Payment of lease charges on aircraft 2,805 2,924 Other assets related transactions with CSAH and its affiliates: Sales of other flight equipment 58— 112

Interim Report 2023 21 Material related party transactions (continued) About Us (c) Balances with the CSAH and its affiliates, associates, joint ventures and other related companies of the Group 30 June 31 December 2023 2022 Operating RMB million RMB million Current receivables: CSAH and its affiliates 17 10 Associates 121 76 Results Joint ventures 126 30 Other related companies 4— 268 116 Governance Corporate Long-term receivables: Associates 308 357 Prepayments for acquisition of long-term assets: CSAH and its affiliates 429 429 Associates—66 429 495 Financial Payables: CSAH and its affiliates 289 262 Associates 3 14 Report Joint ventures 98 159 390 435 Accrued expenses: CSAH and its affiliates 83 57 Associates 108 57 Joint ventures 1,509 1,505 Other related companies 832 770 2,532 2,389 Lease liabilities (including the balance due within one year): CSAH and its affiliates 26,051 24,755 Associates 46 3 26,097 24,758 Long-term payables: CSAH and its affiliates 58 85 Except the long-term receivables, long-term payables and lease liabilities, the amounts due from/to CSAH and its affiliates, associates, joint ventures and other related companies of the Group are unsecured, interest-free and have no fixed terms of repayment. 113

China Southern Airlines Company Limited NOTES TO THE UNAUDITED INTERIM FINANCIAL REPORT (Expressed in Renminbi unless otherwise indicated) 21 Material related party transactions (continued) (d) Loans from and deposits placed with related parties (i) Loans from China Southern Airlines Group Finance Company Limited (“Finance Company”)) As at 30 June 2023, loans from Finance Company to the Group amounted to RMB6,784 million (31 December 2022: RMB6,363 million). During six months ended 30 June 2023, interest expense on such loans amounted to RMB113 million (six months ended 30 June 2022: RMB97 million) and the interest rates range from 2.900% to 3.300% per annum during six months ended 30 June 2023 (six months ended 30 June 2022: 3.000% to 3.300% per annum). (ii) Entrusted loans from CSAH In 2022, CSAH, Finance Company and the Group entered into entrusted loan agreements, pursuant to which, CSAH, as the lender, entrusted Finance Company to lend RMB13,000 million to the Group. During the six months ended 30 June 2023, the entrusted loans of RMB4,000 million was repaid upon due dates. During the six months ended 30 June 2023, CSAH, Finance Company and the Group entered into entrusted loan agreements, pursuant to which, CSAH, as the lender, entrusted Finance Company to lend RMB4,000 million to the Group. As at 30 June 2023, the unsecured entrusted loans of RMB6,003 million (including accrued interest expense of RMB3 million) were repayable within one year (31 December 2022: RMB10,005 million) and RMB7,002 million (including accrued interest expense of RMB2 million) were repayable over one year (31 December 2022: RMB3,002 million). Interest expense charged on such loans amounted to RMB125 million (six months ended 30 June 2022: RMB21 million) and the interest rate was 2.00% per annum during the year ended 30 June 2023 (six months ended 30 June 2022: 2.00% to 3.85% per annum). (iii) Medium-term notes subscribed by Finance Company In March 2020, the Group issued a tranche of medium-term notes in the amount of RMB1,000,000,000 with a term of 5 years from the issuance date at an annual interest rate of 3.28%, and Finance Company subscribed for RMB300,000,000 of the medium-term notes. As at 30 June 2023, Finance Company holds RMB300,000,000 of the medium-term notes. (iv) Deposits placed with Finance Company As at 30 June 2023, the Group’s deposits with Finance Company amounted to RMB6,842 million (31 December 2022: RMB14,118 million). The applicable interest rates were determined in accordance with the rates published by the People’s Bank of China. During the six months ended 30 June 2023, interest income from such deposits amounted to RMB114 million (six months ended 30 June 2022: RMB85 million). 114

Interim Report 2023 22 Contingent liabilities (a) The Group leased certain properties and buildings from CSAH which were located in Guangzhou, Wuhan, Haikou, etc. Although such properties and buildings were used by CSAH before being leased to the Group, as known to the Group, such properties and buildings lack adequate documentation evidencing CSAH’s rights thereto. Pursuant to the indemnification agreement dated 22 May 1997 entered into between the Group and CSAH, CSAH has agreed to indemnify the Group against any loss or damage arising from any challenge of the Group’s right to use the aforementioned properties and buildings. (b) The Group entered into certain agreements with CSAH in prior years to acquire certain land use right and buildings from CSAH. The change of business registration of such land use right and buildings are still in progress. CSAH issued letters of commitment to the Company, committing to indemnify the Group against any claims from third parties to the Group, or any loss or damage in the Group’s operation activities due to lack adequate documentation of the certain properties and buildings, without recourse to the Group. (c) The Company issued an undertaking to China Southern Airlines General Aviation Limited (“General Aviation Limited”)) in prior years that the Company has injected the relevant assets and liabilities into General Aviation Limited on 1 July 2016 and General Aviation Limited has received all the assets and actually owned, controlled and used. In the event that any third party claims rights against General Aviation Limited due to defective land use rights and property rights or General Aviation Limited suffers losses due to defective land use rights and property rights affecting the normal business operations of General Aviation Limited, such losses shall be borne by the Company and the contributed assets may be replaced in an appropriate manner if necessary. (d) The Company and its subsidiary, Xiamen Airlines, entered into agreements with certain pilot trainees and certain banks to provide guarantees on personal bank loans amounting to RMB696 million (31 December 2022: RMB696 million) that can be drawn by the pilot trainees to finance their respective flight training expenses. As at 30 June 2023, total personal bank loans of RMB123 million (31 December 2022: RMB143 million), under these guarantees, were drawn down from the banks. During the period, RMB112 thousand has been paid by the Group due to the default of payments of certain pilot trainees (six months ended 30 June 2022: RMB143 thousand). 23 Non-adjusting events after the period The Company is planning to issue not more than 5,436,269,319 (inclusive) new A Shares to not more than 35 specific investors (including CSAH) (“the A Share Issuance”)). The total funds to be raised from the A Share Issuance will be not more than RMB17,500 million (inclusive). CSAH will subscribe for not less than RMB5,000 million (inclusive) and not more than RMB10,000 million (inclusive) by cash. In the meantime, The Company is planning to issue not more than 855,028,969 (inclusive) new H Shares to Nan Lung Holding Limited (“Nan Lung”)) (“the H Share Issuance”)). The total funds to be raised from the H Share Issuance will be not more than HK$2,900 million (inclusive) and the consideration will be satisfied by cash. Both of the A Share Issuance and the H Share Issuance were approved by the Extraordinary General Meeting and the respective Class Meetings on 3 August 2023. [Graphic Appears Here] 115

China Southern Airlines Company Limited SUPPLEMENTARY INFORMATION TO THE INTERIM FINANCIAL REPORT (Expressed in Renminbi) RECONCILIATION OF DIFFERENCES IN INTERIM FINANCIAL REPORT PREPARED UNDER DIFFERENT GAAPS (1) The effect of the differences between PRC GAAP and IFRSs on loss attributable to equity shareholders of the Company is analysed as follows: Six months Six months ended 30 June ended 30 June 2023 2022 Note RMB million RMB million Amounts under PRC GAAP (2,875) (11,488) Adjustments: Capitalisation of exchange difference of specific loans (a) (3) (4) Income tax effect of the above adjustments 1 1 Effect of the above adjustments on non-controlling interests—1 Amounts under IFRSs (2,877) (11,490) (2) The effect of the differences between PRC GAAP and IFRSs on equity attributable to equity shareholders of the Company is analysed as follows: As at 30 June As at 31 December 2023 2022 Note RMB million RMB million Amounts under PRC GAAP 38,137 41,057 Adjustments: Capitalisation of exchange difference of specific loans (a) 11 14 Government grants (b) (4) (4) Adjustment arising from the Company’s business combination under common control (c) 237 237 Income tax effect of the above adjustments (1) (2) Effect of the above adjustments on non-controlling interests (27) (27) Amounts under IFRSs 38,353 41,275 Notes: (a) In accordance with the PRC GAAP, exchange difference arising on translation of specific loans and related interest denominated in a foreign currency is capitalised as part of the cost of qualifying assets. Under IFRSs, such exchange difference is recognised in income statement unless the exchange difference represents an adjustment to interest. (b) In accordance with the PRC GAAP, assets related government grants (other than special funds) are deducted from the cost of the related assets. Special funds granted by the government and clearly defined in the approval documents as part of “capital reserve”) are accounted for as increase in capital reserve. Under IFRSs, assets related government grants are deducted to the cost of the related assets. The difference is resulted from government grants received in previous years and are recognised in capital reserve under PRC GAAP. (c) In accordance with the PRC GAAP, the Company accounts for the business combination under common control by applying the pooling-of-interest method. Under the pooling-of-interest method, the difference between the historical carrying amount of the acquiree and the consideration paid is accounted for as an equity transaction. Business combinations under common control are accounted for as if the acquisition had occurred at the beginning of the earliest comparative year presented or, if later, at the date that common control was established; for this purpose, relevant comparative figures are restated under PRC GAAP. Under IFRSs, the Company adopts the purchase accounting method for acquisition of business under common control. 116